1-14540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03055955

Form 6-K

P.E.
4-1-03

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

APR 16 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

PROCESSED
APR 21 2003
THOMSON
FINANCIAL

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

Focused.

The 2002 financial year.


Deutsche
Telekom
T

Deutsche Telekom at a glance.

Net revenue
(billions of €)


50
40
30
20
10
0
34.5
35.1
35.5
40.9
48.3
53.7
1997
1998
1999
2000
2001
2002

EBITDA*
(billions of €)


25
20
15
10
5
0
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
EBITDA (including special influences)	17.2	17.4	14.5	20.7	18.1	**16.1**
EBITDA (adjusted to exclude special influences)	17.0	17.3	14.5	12.9	15.1	**16.3**

* Calculated and rounded off on the basis of millions for the sake of greater precision.

Investments (in accordance with consolidated noncurrent assets)
(billions of €)


40
30
20
10
0
7.9
7.5
22.9
43.1
37.7
13.2
1997
1998
1999
2000
2001
2002

Net cash privided by operating activities
(billions of €)


12
9
6
3
0
11.6
13.5
9.6
10.0
11.9
12.5
1997
1998
1999
2000
2001
2002

Net income/loss
(billions of €)


5
0
-5
-10
-15
-20
-25
1.7
2.2
1.3
5.9
-3.5
-24.6
1997
1998
1999
2000
2001
2002

Debt
(billions of €)


60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
Debt (in accordance with consolidated balance sheet)	44.9	39.9	42.3	60.4	67.0	**63.0**
Net debt	38.3	32.9	37.9	57.4	62.8	**61.1**

Four divisions for growth.


Deutsche
Telekom

T··Com····

Focused on key growth areas.

- Confirmed status as mainstay of the Group with over 57 million subscriber lines – including ISDN channels – and revenue of EUR 30.2 billion
- Revenue increase despite stiff competition and challenging economic times
- Success story on broadband market continues with new T-DSL solutions
- Strong position in the Central European telecommunications market

T··Systems·

Customer-focused IT and telecom solutions for named accounts.

- One of Europe's leading providers of one-stop IT and telecommunications services
- Positive development of adjusted EBITDA*, focus on improved earnings
- Industry solutions meet customer-specific needs
- Innovative major projects for global customers

T··Mobile···

Clear goals for the international mobile communications market.

- Successful introduction of the T-Mobile brand in four key European markets and USA
- Significant increase in revenue and EBITDA*, high nonscheduled write-downs resulting in lower income before taxes
- Positive development of mobile data communications
- Building of UMTS network started

T··Online···

On target for an Internet media network.

- Position in the European Internet market strengthened
- Positive EBITDA* as early as first half of 2002
- Solid foundation for pan-European broadband services with almost 2.8 million T-Online DSL subscribers
- Successful launch of T-Online Vision, introduction of a broad range of attractive paid-content services

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/ (loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

Selected financial data of the Deutsche Telekom Group.

Earnings position (billions of €)	Change compared to prior year[a]	2002	2001	2000	1999	1998	1997	1996
Net revenue	11.1%	53.7	48.3	40.9	35.5	35.1	34.5	32.3
Changes in inventories and other other own capitalized costs	-39.2%	0.5	0.9	0.9	0.9	1.0	1.6	1.7
Other operating income	-41.1%	3.9	6.6	11.0	1.9	2.1	1.9	2.0[b]
Goods and services purchased	7.0%	14.4	13.5	12.0	7.7[c]	5.5[c]	6.2	5.2
Personnel costs	11.3%	13.5	12.1	9.7	9.2	9.2	9.4	9.6
Depreciation and amortization	142.3%	36.9	15.2	13.0	8.4[d]	9.0[d]	9.5[d]	9.0[d]
Other operating expenses	16.1%	14.1	12.2	10.4	6.9[c]	6.1[c]	5.2	4.9
Financial income/expense, net	-12.6%	-6.0	-5.3	-1.2	-2.9	-3.3	-4.0	-3.9
of which: net interest expense	1.3%	-4.0	-4.1	-3.1	-2.5	-3.0	-3.3	-3.7
Results from ordinary business activities	n.a.	-26.8	-2.5	6.5	3.2	5.1	3.7	3.4
Extraordinary income/loss	n.a.	-	-	-0.2	-0.2	-	-	-1.3
Taxes	n.a.	2.5	0.8	0.3	1.4	2.7	1.9	1.1
Net income/loss	n.a.	-24.6	-3.5	5.9	1.3	2.2	1.7	0.9
EBITDA[a, e, f]	-10.8%	16.1	18.1	20.7	14.5	17.4	17.2	16.3
EBITDA (adjusted to exclude special influences)[a, e, f]	7.8%	16.3	15.1	12.9	14.5	17.3	17.0	16.0
Asset structure (billions of €)								
Noncurrent assets	-24.0%	111.5	146.7	106.6	82.0	66.5	70.0	73.8
Current assets, prepaid expenses, deferred charges	-19.9%	14.3	17.8	17.6	12.6	12.8	13.2	15.3
Liability structure (billions of €)								
Shareholders' equity	-46.6%	35.4	66.3	42.7	35.7	25.1	24.6	23.8
Accruals	-12.6%	16.1	18.4	11.4	9.3	8.3	7.7	7.6
Debt (in accordance with the consolidated balance sheet)	-5.9%	63.0	67.0	60.4	42.3	39.9	44.9	51.1
Other liabilities and deferred income	-12.0%	11.3	12.8	9.7	7.3	6.0	6.0	6.6
Balance sheet total	**-23.5%**	**125.8**	**164.5**	**124.2**	**94.6**	**79.3**	**83.2**	**89.1**
Cash flows (billions of €)								
Net cash provided by operating activities	4.4%	12.5	11.9	10.0	9.6	13.5	11.6	11.4
Net cash used for investing activities	-88.3%	-10.0	-5.4	-27.7	-18.7	-7.5	-5.4	-13.0
Net cash provided by/used for financing activities	28.6%	-3.4	-4.8	17.9	8.0	-6.8	-7.0	3.5
Investments in intangible assets and property, plant and equipment[g]	-29.8%	7.6	10.9	23.5	6.0	4.8	6.8	8.6
Debt (billions of €)								
Debt (in accordance with the consolidated balance sheet)	-5.9%	63.0	67.0	60.4	42.3	39.9	44.9	51.1
Net debt[a, f]	-2.7%	61.1	62.8	57.4	37.9	32.9	38.3	41.6
Items in accordance with U.S. GAAP (billions of €)								
Net income/loss	n.a.	-22.0	0.5	9.3	1.5	2.2	1.3	1.3
Shareholders' equity	-38.4%	45.4	73.7	46.1	37.6	26.9	26.1	25.9
Earnings per share/ADS (€)[h]	n.a.	-5.30	0.14	3.06	0.53	0.81	0.46	0.62
Other key figures								
Employees at balance sheet date (full-time employees, without trainees/student interns) (thousands)	-0.4%	256	257	227	196	196	210	221
Revenue per employee (thousands of €)[i]	5.5%	210	199	201	183	173	159	152
Earnings per share/ADS under German GAAP (€)[h]	n.a.	-5.86	-0.93	1.96	0.43	0.82	0.62	0.43
Weighted average of outstanding shares (millions of shares)	12.9%	4,195	3,715	3,030	2,884	2,743	2,743	2,110
Dividend per share/ADS (€)	-100.0%	0.00[j]	0.37	0.62	0.62	0.61	0.61	0.31
Equity ratio (%)[k]	-28.7%	28	39	33	36	30	28	26

[a] Calculated and rounded off on the basis of millions for the sake of greater precision.

[b] Including one-time value-added tax refund amounting to EUR 338 million.

[c] Since the beginning of the 2000 financial year, certain expenses have been shown as other operating expenses, rather than goods and services purchased. EUR 737 million was reclassified for the 1999 financial year and EUR 683 million for 1998.

[d] Including depreciation of value-added tax capitalized prior to January 1, 1996.

[e] Results from ordinary business activities plus financial income (expense), net and amortization of intangible assets and depreciation of property, plant and equipment.

[f] EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/loss, income/loss before taxes, operating income, net cash provided by operating activities, debt or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

[g] In accordance with the statement of cash flows.

[h] Net income/loss based on the weighted average of outstanding shares. The share/ADS ratio is 1:1. In 1996 with retroactive consideration of ten-for-one stock split and new shares issued by way of a capital increase from retained earnings at July 31, 1996.

[i] Average annual number of employees excluding trainees/student interns.

[j] For more details please refer to the chapter "Development of business in 2002" of the Management report that is published herein.

[k] Without amounts earmarked for dividend payment, which are treated as short-term debt.


SALLY

Right from the start.

We're positioned for success.

Deutsche Telekom is Europe's largest telecommunications company in terms of revenue. We are one of the world's leading providers of integrated telecommunications services.

Our goal is clear.
To win the future for our company through consistent debt reduction and earnings-focused growth.

We have set the course:
With our four divisions, T-Com, T-Mobile, T-Systems and T-Online, we are positioning Deutsche Telekom as a leader in broadband and innovation in the convergence market of information technology and telecommunications.











To our shareholders

Management report 2002

The divisions

Consolidated financial statements

Further information



Team spirit.

We're all fighting for the same goal.



Dear shareholders,

The 2002 financial year has so far been the most challenging year ever for Deutsche Telekom. We closed the year with a loss of approximately EUR 24.6 billion and are aware of the scale of this figure. The result also gives a clear indication of the grave situation that Deutsche Telekom faced during the 2002 financial year.

However, the loss is accompanied by a positive operational development of the Deutsche Telekom Group in 2002 which is reflected in a revenue increase of over 11 percent and a clear rise in adjusted EBITDA[1] of 7.8 percent. The loss at the Group level results from measures taken to better balance our accounts, in particular nonscheduled write-downs and valuation adjustments charged in the third quarter of 2002 as part of our strategic review. The write-downs mirror changes in the assessment of the Group's development prospects. As these write-downs are non-cash charges, as such they do not impact the Group's financial strength.

The 2002 financial year placed considerable strain on all of us - shareholders, employees and management. The economic downturn in the USA, the German Federal Cartel Office's decision to block the sale of cable network operations to Liberty Media and mid-year discussions surrounding Deutsche Telekom's debt situation and the reorganization of the management all took their toll on our share price. Public and capital market attention did not refocus on Deutsche Telekom's business developments and policies until the end of November 2002.

We took the challenges we faced in 2002 very seriously and carefully scrutinized our entire strategy as a result. In light of our assessment, we defined our goals. We are now concentrating on gradually and systematically achieving these objectives: rigorous reduction of debt, accelerated cost reductions and earnings-focused growth, improved efficiency, job cuts and reorganization of the Board of Management.

Given the difficult situation, the Board of Management will suggest foregoing dividend payments for 2002. The Board of Management is submitting this suggestion to the Supervisory Board and a resolution to this effect will be put forward at the 2003 shareholders' meeting. This move would make a valuable contribution to consolidation efforts.

During 2003, we will concentrate predominantly on reducing our debt and, at the same time, on earnings-focused growth. This dual strategy is the only way forward. It is a better path than a pure rationalization strategy. In setting the course for our future success, this comprehensive strategy differentiates us from the competition. A sole focus on debt reduction would only result in short-term and also short-lived success. Making savings alone has never created new strategic or operational opportunities and thus does not benefit the Company or you, the shareholders. The key to future success lies in earnings-focused growth.

The positive trend in our operating figures confirms that we are on the right path. In particular, the increase in revenue and in adjusted EBITDA[1] shows that our operational business is moving forward.

Not only did we trim our costs during the course of 2002, we also set about trimming our general organization. This involved focusing, streamlining and decentralizing our operations. The most important steps taken to achieve this entailed concentrating to a greater extent on our core competencies, which also involved the ongoing sale of non-strategic business units; streamlining our headquarters down to the role of a strategic management holding; decentralizing our operational business, at the same time entrusting a greater degree of responsibility to the divisions; and restructuring the Board of Management to reflect these changes. Accordingly, cross-division supply and service relations will be aligned more closely with market conditions and the fierce competitive environment. This places the divisions under greater pressure to operate efficiently.

[1] Group EBITDA including special influences dropped by 10.8 percent in 2002, to EUR 16.1 billion, compared with EUR 18.1 billion in 2001. Net debt, free cash flow, EBITDA including special influences and EBITDA not including special influences or adjusted EBITDA are not GAAP measures. They should not be viewed in isolation or as an alternative to net income/(loss), operating income, debt, or any other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

The new strategy provides us with a solid foundation to drive growth and reduce our financial liabilities. Our short-term goal is to reduce our net debt[1] by the end of 2003 to a level where it no longer exceeds three times the Group's adjusted EBITDA for 2003. A reduction in liabilities will also pave the way for the positive financial development of our Company in coming years.

We are calling our plan for debt reduction and future growth "6 plus 6". EUR 6 billion raised from the sale of non-strategic shareholdings will flow directly into debt reduction. An additional EUR 6 billion will be channeled into debt reduction from free cash flow[1] from our operational business. Based on sales of non-strategic assets between 2002 and the first quarter of 2003, we can safely say that we are on target for our 2003 objective. We have already achieved two thirds of our total goal for 2003, having closed or signed deals totaling approximately EUR 4.4 billion. Additional sales of shareholdings will follow.

In order to achieve the necessary increase in free cash flow[1], we must reduce costs and investments and improve growth in the divisions. In 2002 we were able to lower spending by around EUR 0.7 billion compared with the budgetary targets - mostly by reducing marketing outlays and consultant costs as well as by lowering losses on written-off receivables.

Investments in property, plant and equipment (excluding goodwill) and intangible assets were reduced in 2002 by about 30 percent against 2001, to EUR 7.9 billion. We will reduce this figure even further during 2003 to between EUR 6.7 and 7.7 billion. To date, only 80 percent of the divisions' annual investment budgets have been approved. The remaining 20 percent is contingent on the divisions reaching their specific EBITDA targets.

This reduction of investment levels does not conflict with our goal of increasing growth. We still attach great importance to investments. We must focus on finding the right balance between imperative cost cuts and essential investments. To achieve our growth targets, all investment activities must make optimum use of available resources.

Our divisions play an especially important role in the "6 plus 6" plan. They also devised various initiatives to help push growth. Many of these measures have already been kicked off. They will help consolidate and expand the strong market positions already enjoyed by our divisions.

In 2002, T-Com, T-Mobile and T-Online managed to further increase customer figures and sales, topping the impressive high achieved the year before. All divisions financed their own dynamic growth and, at the same time, aided the Group in reducing debt. We will be continuing this course of action during the 2003 financial year in order to increase the pace of progress.

The goal for T-Com is to make systematic advances in the areas of efficiency, quality and innovation, thus enabling Deutsche Telekom's fixed network to set new standards. Broadband solutions will play a major role in this context. Attention is also focused on a new product and innovation initiative that is set to accelerate growth in both the consumer and business sectors. In addition, quality of service will be improved in order to further increase customer satisfaction. Optimized processes will bring more efficiency and quicker delivery times. Portfolio streamlining will further simplify processes and reduce complexity costs.

T-Mobile is determined to consolidate its position as one of the leading international mobile communications companies, strengthening the T-Mobile brand and increasing global branding activities. To this end, we are driving the integration of individual subsidiaries as we move towards a one-company identity. This will pave the way for additional cost and efficiency benefits (in network planning for example). Another central goal for T-Mobile involves rapid expansion of our high-end mobile multimedia offering. To achieve this, T-Mobile will redesign its infrastructure, providing a common platform for all services. In addition, T-Mobile will be looking to expand the corporate customer segment. Dedicated business solutions are set to significantly increase non-voice revenue in particular.

T-Systems will establish itself as a leading provider of IT and telecommunications solutions for large customers and will therefore manage Deutsche Telekom key accounts. It will focus in particular on the needs of the four industry segments, including telecommunications, the service and financial sector, the public sector and healthcare, and the manufacturing industry. Key account management will extend along the entire competence chain within these four sectors, thus ensuring that our customers benefit from dedicated industry insights while we continue to deepen our expertise. We also aim to reduce production costs, through consolidation of data centers, for example, and through new procurement partnerships. T-Systems hopes to save hundreds of millions of euros through these measures.

T-Online is committed to strengthening its position as a leading Internet media network. We will add extensively to our paid-content offering with a view to further reducing dependence on the access business. Additionally, we are actively marketing the broadband business. Broadband access is a key success factor in the move to increase usage-based revenues.

In addition to our "6 plus 6" plan, we have also issued mandatory convertible bonds worth over EUR 2 billion, which are to improve our financial position in the medium term, thus also strengthening our position in relation to the rating agencies. For the time being we view this as an exceptional measure. The 2003 shareholders' meeting will not be asked for approval to issue another mandatory convertible bond. Under no circumstances does it weaken our commitment to continue cutting costs and systematically reducing debt.

Structural changes and Group consolidation measures mean we will again be asking much of our employees. I know that the majority of the staff at Deutsche Telekom supports our current course towards debt reduction and profitable growth. On behalf of the Board of Management, I would like to take this opportunity to thank all employees for their commitment and dedication.

Unfortunately, in order to further increase our competitiveness, we will have to make additional, significant personnel cuts. T-Com will be hit the hardest. We are, however, very aware of our responsibility and the fact that when we talk about personnel cuts, we are talking about the welfare of individuals and their families. Therefore we will make every effort possible to find new positions for those affected. For this purpose, we established the Personnel Service Agency (PSA), which has already begun its work. By the end of February 2003, the PSA was able to place 1,500 (out of 4,500) employees internally and externally.

As you, our shareholders, can see, we are resolute and pragmatic in following our action plan. We have reviewed our strategy, defined goals and set the course for our future success. We look to the future with guarded optimism – guarded because of the difficult economic and political situation worldwide. We are still optimistic, though, based on the potential we see for our Company. I would like to thank you, our shareholders, for the trust you have shown in the Deutsche Telekom Group, despite these difficult times. Our mission now is to show you that your trust was well-founded. And we will invest our entire energy into achieving this.

Bonn, March 2003



Kai-Uwe Ricke
Chairman of the Board of Management



The Board of Management of Deutsche Telekom AG in 2002/2003.

Kai-Uwe Ricke. Chairman of the Board of Management of Deutsche Telekom AG. Born in 1961. Kai-Uwe Ricke was appointed Chairman of the Board of Management of Deutsche Telekom AG effective from November 15, 2002. Following an apprenticeship at a bank and studies at the Schloss Reichartshausen European Business School, he started his career as assistant to the board of Bertelsmann AG in Gütersloh. He then took up the position as head of sales and marketing of the Bertelsmann subsidiary Scandinavian Music Club AG in Malmö, Sweden. Between 1990 and June 1995, Kai-Uwe Ricke was managing director of Talkline Verwaltungsgesellschaft mbH and of Talkline PS Phone Service GmbH, both located in Elmshorn. From July 1995 to December 1997, he was chairman and managing director of Talkline GmbH. In January 1998, he took over as Chairman of the Managing Board of DeTeMobil Deutsche Telekom Mobilnet GmbH. In February 2000, he was appointed Chairman of the Board of Management of the newly founded T-Mobile International AG. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer, he was responsible for Deutsche Telekom's mobile communications and online business.

Dr. Karl-Gerhard Eick. Board member responsible for Finance and Controlling. Deputy Chairman of the Board of Management. Born in 1954. He studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988, he worked in various positions at BMW AG in Munich, most recently as head of controlling in the department of the chairman of the board of management. From 1989 to 1991, Dr. Eick was responsible for controlling at WMF AG in Geislingen, and then took over the controlling, planning and IT unit at the Carl Zeiss group in Oberkochen (until 1993). From 1993 to 1998, Dr. Eick was chief financial officer at Gehe AG in Stuttgart, which is part of the Haniel group. In 1999, he moved to the group's strategic management holding company, Franz Haniel & Cie GmbH in Duisburg, and as member of the managing board assumed responsibility for controlling, business administration and IT. Since January 2000, he has been Member of the Deutsche Telekom Board of Management responsible for Finance and Controlling.

Dr. Heinz Klinkhammer. Board member responsible for Human Resources. Born in 1946. He studied law and business administration, and received his legal doctorate in 1977 at Freie Universität Berlin. He began his career at the Institute for German and European Labor, Social and Economic Law in Berlin, and then moved on to be a labor court judge in Krefeld and Oberhausen. Between 1979 and 1990, Dr. Klinkhammer worked at the Ministry for Labor, Health and Social Affairs of the regional state of North-Rhine/Westphalia in various management functions, ultimately as the head of Central Matters. In 1991 he was appointed labor director at the Krupp Mannesmann GmbH iron and steel works. From April 1992, he performed the same function as member of the board of management of Mannesmannröhren-Werke AG. In February 1996, the Supervisory Board of Deutsche Telekom AG appointed Dr. Klinkhammer Member of the Board of Management responsible for Human Resources and Arbeitsdirektor (Director of Industrial Relations). He is also in charge of Group Organization.

Josef Brauner. Board member responsible for T-Com. Born in 1950. He started his sales career in the U.S. company Avery in 1971, following his commercial and technical education in Munich. In 1975, he became the branch manager for Germany, Austria and Switzerland. In 1980, Josef Brauner as sales manager joined Sony Deutschland GmbH in Munich where, in 1982, he was appointed branch manager. After joining Arnold & Richter Cinetechnik (Arri) in Munich, he returned to Sony in 1986 where he was appointed member of the managing board in 1988 and chairman of the managing board in 1993. In June 1997, he was appointed Head of Sales and Distribution at Deutsche Telekom. He has been a Member of the Deutsche Telekom Board of Management since 1998. Initially he was responsible for the Sales and Customer Care board department. From May 1, 2001 to January 31, 2003, Josef Brauner was in charge of the board department for T-Com and T-Systems (acting responsibility). Since February 1, 2003, he has been Member of the Deutsche Telekom Board of Management responsible for T-Com and CEO of T-Com.

René Obermann. Board member responsible for T-Mobile. Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, René Obermann established the trading company ABC Telekom based in Münster in 1986. He was managing partner of the successor company Hutchison Mobilfunk GmbH from 1991 and chairman of the managing board from 1994 to 1998. He was also chairman of the former German Association of Mobile Communication Service Providers (VAM) in 1995 and 1996. From April 1998 to March 2000, René Obermann was Managing Director of T-Mobile Deutschland responsible for Sales, and then assumed the position of Chairman of the Managing Board (until March 2002). From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG responsible for European Operations and Group Synergies. René Obermann has been Member of the Deutsche Telekom Board of Management responsible for T-Mobile since November 2002 and was also appointed Chairman of the Board of Management of T-Mobile International AG in December 2002.

Thomas Holtrop. Board member responsible for T-Online. Born in 1954. After studying psychology, in 1981 he embarked on a career with Club Méditerranée Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. As of 1996, Thomas Holtrop helped set up BANK 24 AG as General Representative, and as of 1997 was member of the board of management of Deutsche Bank 24 AG. Thomas Holtrop has been Chairman of the Board of Management of T-Online International AG since January 1, 2001. He was also appointed to the Board of Management of Deutsche Telekom AG on December 1, 2002.

Konrad F. Reiss. Board member responsible for T-Systems. Born in 1957. Following studies in business administration in Berlin and Erlangen-Nuremberg and initial career steps, he became founding managing director of two consultancy firms in 1986. After selling these companies to Cap Gemini, Konrad F. Reiss held various management positions within the Cap Gemini group: From 1993 he was global head of LMR Discipline (Leadership, Mobilization & Renewal), from 1994 European head of the DI/ DS Market Team (Diversified Industries/Diversified Services), from 1995 head of the Central Region and member of the Global Executive Board of the Gemini Consulting group. He was also Managing Director of Cap Gemini Deutschland from 1998. In 2000 he moved to join the board of management of DaimlerChrysler Services AG where he was responsible for debis IT Services (CEO debis Systemhaus). In 2001 he established BlueChip Business Laboratories. In January 2003, he was appointed Member of the Board of Management of Deutsche Telekom AG and Chairman of the T-Systems Board of Management.



Supervisory Board's report to the 2003 shareholders' meeting.

The 2002 financial year was a year of great challenges for Deutsche Telekom. After the acquisitions completed in the past years and against the background of a continuously deteriorating global economic climate and the increasing volatility that could be observed on the capital markets as a result of this, Deutsche Telekom faced the task of initiating the sustained consolidation of the Company and reducing its debt.

Supervisory Board activities in financial year 2002. During the 2002 financial year, the Supervisory Board fulfilled the advisory and controlling tasks assigned to it on the basis of the relevant laws and the Company's Articles of Incorporation. To support its activities, the Supervisory Board was regularly informed by the Board of Management, in written or oral form, about management planning, business developments and individual transactions of major importance to the Company. The development of the Company's business, in particular, was regularly discussed during the Supervisory Board meetings. In addition to these reports, the Chairman of the Supervisory Board was informed, as part of their continuous dialog, by the Board of Management, and especially its Chairmen, of results of business activities and significant events.

Apart from the regular reports by the Board of Management and the mutual consultations on business development, the issues discussed in greater detail by the Supervisory Board included, in particular:

- Reorganization of the Board of Management and appointment of a new Chairman and of other new Board members;
- Review of the strategic focus of the Deutsche Telekom Group;
- Revision of the Supervisory Board's rules of procedure;
- Measures initiated by the Board of Management in order to consolidate the Company, particularly measures to increase efficiency, improve results and reduce debt (the so-called triple E project);
- Results of the impairment tests according to FAS 141, 142 which must be carried out at regular intervals under U.S. GAAP (the American accounting standards) and review of the accounting method used for intangible assets in accordance with German GAAP;
- Integration of T-Mobile USA into the Deutsche Telekom Group against the background of developments in the U.S. market;
- Development of the regulatory and competitive environment;
- Development of the Company's human resources requirements and workforce levels;
- Amendment of the Company's statutes to comply with generally accepted corporate governance principles, giving particular consideration to international standards in connection with Deutsche Telekom's listing on the New York Stock Exchange;
- Changes in the shareholdings portfolio of the Deutsche Telekom Group;
- Sale of real estate from the Company's portfolio.

Meetings of the Supervisory Board. The Supervisory Board held five regular and two extraordinary meetings. The General Committee of the Supervisory Board, whose tasks include the preparation of Board meetings, met 24 times in the course of the year under review, thus making a particularly intensive contribution to the Supervisory Board's activities. The Staff Committee held two meetings. As a result of the amended statutes, the former Special Matters Committee was renamed Finance and Controlling Committee as of June 16, 2002. This committee met five times in the course of 2002. To comply with the special requirements of U.S. laws, and in particular the Sarbanes Oxley Act, the Finance and Controlling Committee assumed additional tasks which took effect from November 28, 2002 and was renamed to include the designation Audit Committee.

The Mediation Committee to be set up under § 27 (3) of the German Codetermination Act did not meet during the year under review.

The Supervisory Board was regularly informed about the results of the committee meetings.

There are no events subject to reporting with regard to the frequency of the Board members' participation in Supervisory Board meetings.

Corporate Governance. The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company's shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company's statutes. In December 2002, the Board of Management and Supervisory Board issued the required Declaration of Compliance with the Corporate Governance Code. Our corporate governance policy is also being presented for your information in a separate chapter of Deutsche Telekom's annual report.

Changes in the composition of the Board of Management. During the reporting period, Dr. Ron Sommer, who had been Chairman of the Deutsche Telekom Board of Management since 1995, withdrew from his office on July 16, 2002. The Deputy Chairman, Gerd Tenzer, stepped down on November 28, 2002 as did Dr. Max Hirschberger on November 30, 2002. Jeffrey Hedberg resigned on December 31, 2002.

In order to launch the necessary corporate consolidation measures, the Supervisory Board decided on July 16, 2002 to send its former Chairman, Prof. Dr. Helmut Sihler, to the Company's Board of Management and appoint him as Chairman of the Board for a period of no longer than six months. Upon the appointment of Kai-Uwe Ricke as the new Chairman of the Board of Management, Prof. Dr. Sihler, having fulfilled his mission, withdrew from office in mid November 2002 and reassumed his seat on the Supervisory Board. Prof. Dr. Sihler's mandate as Member of the Supervisory Board was suspended for the duration of his membership of the Board of Management.

Following the appointment of Kai-Uwe Ricke as Chairman of Deutsche Telekom AG's Board of Management on November 14, 2002, the Supervisory Board entered into intensive discussions about the Board of Management's reorganization in terms of strengthening the divisional responsibilities of T-Com, T-Mobile, T-Systems and T-Online, and reflecting this new focus in the Board functions. As a result of these considerations, the responsible representatives from T-Online and T-Mobile, Thomas Holtrop and René Obermann, were newly appointed to the Group's Board of Management on November 28, 2002 and Board responsibilities were redistributed accordingly. At the same time, Dr. Karl-Gerhard Eick was elected Deputy Chairman of the Board of Management. In line with the new distribution of tasks, Josef Brauner is now responsible for the T-Com division which deals with the Company's fixed network activities. The new Board of Management of the Deutsche Telekom Group was completed on January 16, 2003 with the appointment of Konrad F. Weiss as the Board member responsible for the T-Systems division.

Changes in the composition of the Supervisory Board. The employee representatives on the Supervisory Board resigned office, by virtue of law, upon completion of the 2002 shareholders' meeting. The current representatives were then appointed as Supervisory Board members by order of court in accordance with § 104 (1) of the German Stock Corporation Act (Aktiengesetz - AktG) for the interim period until the 2002 Supervisory Board elections had been held within the Deutsche Telekom Group. Following the elections on November 6, 2002, Rainer Koch and Rainer Röll withdrew from the Supervisory Board. All other employee representatives were reelected. Monika Brandl and Lothar Holzwarth were newly elected to the Supervisory Board.

Prof. Dr. Heribert Zitzelsberger resigned his seat on the shareholders' representative bench on November 27, 2002. He was replaced by Dr. Manfred Overhaus who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) AktG effective from November 28, 2002. The judicial appointment is to be confirmed by the 2003 shareholders' meeting.

On February 28, 2003, Dr. André Leysen retired from the Supervisory Board for reasons of age. He was replaced by Dr. Klaus Zumwinkel, who was appointed to the Supervisory Board by order of court in accordance with § 104 (1) AktG with effect from March 7, 2003.

Dr. Winkhaus resigned as Chairman of the Supervisory Board on March 14, 2003. Dr. Klaus Zumwinkel was elected as the new Chairman on the same day.

Gert Becker, Prof. Dr. Helmut Sihler and Dr. Hans-Dietrich Winkhaus, who have been members of the Supervisory Board for many years, will step down from the Supervisory Board with effect from the end of the 2003 shareholders' meeting. For the proposed successors, please refer to the agenda of the 2003 shareholders' meeting.

The Supervisory Board would like to thank its former members for their many years of committed service to the benefit of the Company.

Annual and consolidated financial statements for the 2002 financial year. The annual financial statements, the consolidated financial statements, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the Board of Management's proposal for appropriation of net income, which were all prepared and duly submitted by the Board of Management, together with the appropriate auditors' reports were presented to all members of the Supervisory Board. The Supervisory Board reviewed the documents submitted.

The auditing firms, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Frankfurt/Main) and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft (Stuttgart), audited Deutsche Telekom AG's annual financial statements, the consolidated financial statements and the combined management report of the parent company and the Group as of December 31, 2002, including the accounting reports, in accordance with statutory provisions, and issued unrestricted audit certificates. In addition, the auditors reported personally on the above issues, as well as on the U.S. financial statements prepared in accordance with 20 F, during the Supervisory Board meeting held on April 10, 2003 and the preparatory meeting of the relevant Finance and Controlling/Audit Committee.

During its April meeting the Supervisory Board was also informed of the results of the audit and raised no objections. In compliance with § 171 AktG, the Supervisory Board examined the annual financial statements of the parent company and the consolidated financial statements of the Group, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the risk report, and approved the annual financial statements of the parent company and the consolidated financial statements. The annual financial statements are thereby approved.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft also audited the report disclosing relations with affiliated companies ("Dependent Company Report") which was prepared by the Board of Management in compliance with § 312 AktG. The auditors reported on the results of their audit and issued the following audit certificate:

"Based on the results of our statutory audit and our judgement, we confirm that:
1. the actual information included in the report is correct;
2. the Company's compensation with respect to the transactions listed in the report was not inappropriately high."

The Supervisory Board examined the Board of Management's report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management's final statement contained in the report or to the results of the audits conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank the members of the Board of Management and all employees for their dedicated commitment throughout the 2002 financial year.

Bonn, April 10, 2003
The Supervisory Board



Dr. Klaus Zumwinkel
Chairman

Members of the Supervisory Board of Deutsche Telekom AG in 2002/2003.

Dr. Klaus Zumwinkel. Member of the Supervisory Board since March 7, 2003. Chairman of the Supervisory Board of Deutsche Telekom AG since March 14, 2003. Chairman of the Board of Management of Deutsche Post AG.

Dr. Hans-Dietrich Winkhaus. Member of the Supervisory Board since May 27, 1999. Chairman of the Supervisory Board of Deutsche Telekom AG from May 25, 2000 to March 14, 2003. Member of the Shareholders' Committee of Henkel KgaA, Düsseldorf.

Rüdiger Schulze. Member of the Supervisory Board since March 29,1999. Deputy Chairman of the Supervisory Board of Deutsche Telekom AG. ver.di trade union, Head of Federal Department 9, Berlin.

Gert Becker. Member of the Supervisory Board since January 1, 1995. Former Chairman of the Board of Management of Degussa AG, Düsseldorf.

Monika Brandl. Member of the Supervisory Board since November 6, 2002. Member of the Central Works Council at Deutsche Telekom AG, Bonn.

Josef Falbisoner. Member of the Supervisory Board since October 2, 1997. ver.di trade union, Head of ver.di District of Bavaria.

Dr. Hubertus von Grünberg. Member of the Supervisory Board since May 25, 2000. Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

Lothar Holzwarth. Member of the Supervisory Board since November 6, 2002. Chairman of the Works Council of the Business Customer Branch Office, Southwestern District, Stuttgart.

Dr. sc. techn. Dieter Hundt. Member of the Supervisory Board since January 1, 1995. Managing Shareholder of Allgaier Werke GmbH, Uhingen. President of the National Union of German Employer Associations, Berlin.

Rainer Koch. Member of the Supervisory Board from April 12, 2000 to November 6, 2002. Chairman of the Central Works Council at DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster.

Dr. h.c. André Leysen. Member of the Supervisory Board from January 1, 1995 to February 28, 2003. Honorary Chairman of the Board of Directors of Gevaert N.V., Mortsel/ Antwerp (Belgium).

Waltraud Litzenberger. Member of the Supervisory Board since June 1, 1999. Member of the Works Council at the Networks Branch Office in Eschborn.

Michael Löffler. Member of the Supervisory Board since January 1, 1995. Member of the Works Council at Deutsche Telekom AG, Dresden Networks Branch Office.

Dr. Manfred Overhaus. Member of the Supervisory Board since November 28, 2002. State Secretary, Federal Ministry of Finance, Berlin.

Hans-W. Reich. Member of the Supervisory Board since May 27, 1999. Chairman of the Board of Managing Directors, Kreditanstalt für Wiederaufbau (KfW), Frankfurt/Main.

Rainer Röll. Member of the Supervisory Board from November 6, 1998 to November 6, 2002. Vice Chairman of the Central Works Council at Deutsche Telekom AG, Bonn.

Wolfgang Schmitt. Member of the Supervisory Board since October 2, 1997. Head of the Business Customer Branch Office, Southwestern District, Deutsche Telekom AG, Stuttgart.

Prof. Dr. Helmut Sihler. Member of the Supervisory Board since July 1, 1996. Chairman of the Supervisory Board of Deutsche Telekom AG from July 1, 1996 to May 25, 2000. The seat on the Supervisory Board was suspended during the chairmanship of the Board of Management of Deutsche Telekom AG from July 16 to November 14, 2002. Vice President of the Board of Directors of Novartis AG, Basle (Switzerland).

Michael Sommer. Member of the Supervisory Board since April 15, 2000. Chairman of the German Trade Union Federation, Berlin.

Ursula Steinke. Member of the Supervisory Board since January 1, 1995. Chairwoman of the Works Council at DeTeCSM's Northern District Service and Computer Center in Kiel.

Prof. Dr. h.c. Dieter Stolte. Member of the Supervisory Board since January 1, 1995. Publisher of the "Welt" and "Berliner Morgenpost" newspapers.

Bernhard Walter. Member of the Supervisory Board since May 27, 1999. Dresdner Bank AG, Frankfurt/Main.

Wilhelm Wegner. Member of the Supervisory Board since July 1, 1996. Chairman of the Central Works Council at Deutsche Telekom AG, Bonn.

Prof. Dr. Heribert Zitzelsberger. Member of the Supervisory Board from May 27, 1999 to November 27, 2002. State Secretary, Federal Ministry of Finance, Berlin.

Corporate governance.

Sound, systematic corporate governance is particularly important for an international group such as Deutsche Telekom with its numerous subsidiaries and associated companies. Therefore, the Company complies not only with German national regulations (such as the Corporate Governance Code), but also with international standards as applicable to companies listed on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes Oxley Act which took effect last year, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block in the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In accordance with Para. 3.10 of the German Corporate Governance Code, Deutsche Telekom reports on its corporate governance activities as follows:

Deutsche Telekom was already in a situation of compliance with most of the requirements of the German Corporate Governance Code that became effective in the 2002 financial year. The Supervisory Board and the Board of Management have carefully examined the contents of this Code and decided to comply with all but three of the recommendations.

The Supervisory Board and Board of Management of Deutsche Telekom AG released the following Declaration of Compliance with the German Corporate Governance Code on December 19, 2002:

"The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that Deutsche Telekom AG complies with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice, with the following exceptions:

Members of the Supervisory Board do not receive performance-related compensation; membership in committees shall be acknowledged by granting an attendance fee; committee chairpersons do not receive separate compensation (Para. 5.4.5 of the Code).

Owing to the size of the Deutsche Telekom Group and the large number of subsidiaries and associated companies to be included in the annual and quarterly financial statements, it is not possible for the consolidated financial statements to be publicly accessible within 90 days of the end of the financial year and the interim reports within 45 days of the end of the period under review. Both deadlines are exceeded by only a few days, and the aim is to adhere to this deadline in the future (Para. 7.1.2 of the Code).

Deutsche Telekom AG publishes a list of its subsidiaries and associated companies annually, which can be requested from the Company at any time. In the case of subsidiaries and associated companies that are of major importance to Deutsche Telekom AG, in particular those whose revenue and results, together with those of Deutsche Telekom AG, account for more than 90 percent of Group revenue and results, not only are the name and registered office of the company published in the annual report, but also the size of the stake held, the amount of equity and income after taxes of the last financial year (Para. 7.1.4 of the Code)."

This Compliance Declaration can be found on the Deutsche Telekom website (www.telekom.de) at the following path: Investor Relations/Corporate Governance/ Declaration of Compliance.

Looking beyond the recommendations of the Code, Deutsche Telekom also follows many of the suggestions as outlined in the Code. A case in point is the live Internet broadcast of the Deutsche Telekom shareholders' meeting.

Shareholders' representatives and employees' representatives on the Supervisory Board prepare the Supervisory Board meetings separately, acting with members of the Board of Management if necessary. The Supervisory Board can meet without the Board of Management if appropriate. In addition, non-classified company information is published on the Deutsche Telekom website in German and English. However, remuneration accruing to individual members of the Board of Management is not disclosed (Para. 4.2.4), and the Chairperson of the Supervisory Board is also the Chairperson of the Board's Finance and Controlling Committee (Para. 5.2). Remuneration accruing to individual Supervisory Board members is not disclosed in the Notes to the consolidated financial statements (Para. 5.4.5) as the fixed salary defined in § 13 of Deutsche Telekom's Articles of Incorporation and the absence of a variable remuneration arrangement provide a sufficient degree of transparency.

Deutsche Telekom AG and its shareholders. Deutsche Telekom AG has over three million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company created the T-Share forum, (Forum T-Aktie) which gives shareholders news on current developments and events. Furthermore, the Deutsche Telekom AG website (www.telekom.de) contains extensive information for retail and institutional investors. The company newsletter, which appears at regular intervals, is another source of useful information for shareholders. This newsletter can be ordered online.

Deutsche Telekom shareholders exercise their voting rights at the annual general meeting either by casting votes themselves or by having their votes cast by a proxy of their choice or by an official proxy voter from the Company. Deutsche Telekom AG was one of the first German companies to offer its shareholders the option of participating in the annual general meeting and casting votes over the Internet. The Company provides proxy voters who are empowered to receive changes to the shareholder's vote via e-mail even during the shareholders' meeting.

Cooperation between the Supervisory Board and the Board of Management. The Board of Management and the Supervisory Board are in regular contact. The Supervisory Board of Deutsche Telekom AG meets five times a year, thus exceeding the minimum statutory requirement. The Board of Management keeps the Supervisory Board fully informed of all relevant business developments, plans and potential risk as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The responsibilities incumbent on the Board of Management as specified in the applicable legislative acts and in the Articles of Incorporation are set out in more detail in the Rules of Procedure. The areas of responsibility assigned to individual Board of Management members reflect the Company's divisional structure. Until November of the year under review, two Board of Management members were responsible for the divisions. Other Board departments were in charge of International Affairs, Finance and Controlling, Production and Technology, Human Resources and Corporate Affairs. The appointment of Kai-Uwe Ricke as the new Chairman of the Board of Management brought a stronger focus on the divisions of Deutsche Telekom. As a result, the chairpersons of the managing bodies of Deutsche Telekom divisions T-Com, T-Mobile, T-Systems and T-Online were appointed to the Deutsche Telekom Group Board of Management. Company-wide centralized functions and responsibilities are assigned to the Chairman of the Board of Management, the Board member responsible for Finance and Controlling and the Board member responsible for Human Resources. Members of the Board of Management must not be older than 62 years of age.

Avoiding conflicts of interest. Board of Management members and Supervisory Board members are obliged to immediately disclose any conflicts of interest to the Supervisory Board. There were no instances of conflict in 2002. Any functions assumed by members of the Board of Management that are not covered under the Board of Management mandate are subject to the approval of the General Committee of the Supervisory Board. In addition to the regulation laid out in § 15a of the German Securities Trading Act, the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and ensure the necessary degree of transparency.

Board of Management and Supervisory Board remuneration. Board of Management members receive fixed and variable, performance-based remuneration. The stock option plan also acts as a long-term incentive. The Company aims to maintain a healthy balance between the fixed and variable components. In the year under review, the ratio of variable to fixed remuneration leveled out at 60 to 40 percent. Performance-based remuneration is determined on the basis of the targets agreed between the Supervisory Board General Committee and the Board of Management members and the extent to which these targets are achieved. This is assessed by the General Committee on closure of the financial year. In addition, the General Committee of the Supervisory Board may decide to issue stock options from the 2001 stock option plan to members of the Board of Management. In the 2002 financial year, no options were issued to members of the Board of Management. The 2001 stock option plan is described in greater detail in the consolidated financial statements.

Remuneration accruing to Supervisory Board members was last determined by virtue of a resolution passed at the 2000 shareholders' meeting and is described in § 13 of the Articles of Incorporation. According to this, the members of the Supervisory Board receive EUR 25,000 per year. The Chairperson of the Supervisory Board receives double that amount; the Deputy Chairperson receives one and a half times that amount. Members of the Supervisory Board who were not in office for the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board shall receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company shall reimburse value-added tax payable on remuneration and expenses. As stated in the aforementioned Declaration of Compliance in accordance with § 161 of the German Stock Corporation Act, members of Deutsche Telekom's Supervisory Board receive no performance-related compensation. Based upon the results of the 2002 financial year and the fact that no proposal to pay dividends is being made at the shareholders' meeting, the Company believes that the introduction of variable remuneration or additional remuneration for committee involvement would not be appropriate in financial year 2003. Depending on the Company's general performance, it may subsequently be decided that it would be appropriate to propose introducing variable remuneration for the Supervisory Board to the shareholders at a future annual general meeting.

Composition of the Supervisory Board. The Supervisory Board of Deutsche Telekom AG consists of twenty members, specifically ten representatives of the shareholders and ten of the employees. The Supervisory Board members representing the shareholders are elected by simple majority at the shareholders' meeting. The Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act.

Tasks assigned to the Supervisory Board. The Supervisory Board advises the Board of Management in questions of governing the Company and supervises its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The tasks assigned to the Supervisory Board are laid down in the Rules of Procedure. In order to perform these tasks more effectively, the Supervisory Board has formed four committees: the Mediation Committee as required under § 27 (3) of the Codetermination Act, the General Committee to prepare Supervisory Board meetings and deal with personnel decisions at Board of Management level for the general assembly of the Supervisory Board, the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management, and the Finance and Controlling/Audit Committee to deal with complex financial issues and with budgets and annual accounts before they are discussed by the Supervisory Board as a whole. This committee fulfils the duties of an audit committee under U.S. law while observing the statutory German requirements.

In the past financial year, the Supervisory Board set an age limit for ist members. In future, no person shall be nominated at the shareholders' meeting for election to the Supervisory Board if, during the term of office for which he or she would have been elected, that person would have reached his/her 72nd birthday. To clarify the submission requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

To the extent permitted under the terms of the law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

The Chairperson of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his/her organizational duties in the Supervisory Board, the Chairperson of the Supervisory Board maintains regular contact with the Chairperson of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company's strategy, business developments and risk management policy and to discuss these with the Board of Management. In this context, the Chairperson of the Board of Management advises the Chairperson of the Supervisory Board of all events that are significant to the situation, development and governance of the Company.

Risk management. Appropriate management of risks arising in connection with the Company's business activities is of vital importance to the Board of Management and the Supervisory Board. Both the Board of Management and the Supervisory Board receive regular reports from the Risk Management Department of the Company concerning current risks and their development. The risk management system in place at Deutsche Telekom AG is assessed by the external auditors and is constantly being expanded and improved. Details on the topic of risk management can be found in the appropriate chapter of this annual report.

Accounting and audit of financial statements. An agreement has been reached with the company auditors that the Chairperson of the Supervisory Board shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditor's report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditor shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. In addition, the auditing firm undertakes to inform the Supervisory Board or make a note in its report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Compliance with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

Management report 2002


25'
STANLEY
POWERLOCK

Match point.

We're upping the pace and hitting the mark.

Management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2002 financial year.

- Strategic review of the Group completed
- Debt reduction program bears fruit
- Group revenue increased 11 percent to EUR 53.7 billion
- Development of cash flows supported debt reduction activities
- Fixed-network business consolidated
- T-Mobile's customer base in the USA and in Europe significantly boosted
- T-Online on the way to becoming Internet media network
- Innovative large customer projects at T-Systems

A combined management report has been produced for the Deutsche Telekom Group and Deutsche Telekom AG.

In 2002, Deutsche Telekom conducted a strategic review of its activities due to the dramatic changes in the business environment, particularly the long-term assessment of the mobile communications market and the substantial deterioration on the capital markets. Valuation adjustments were made for major intangible assets, which contributed substantially to consolidated loss of EUR 24.6 billion. Encouraging developments were recorded in our operational activities. At EUR 53.7 billion, revenue was up 11 percent year-on-year (including changes to the composition of the Deutsche Telekom Group), and net cash provided by operating activities increased to EUR 12.5 billion.

Key figures for the Deutsche Telekom Group
(billions of €)

	2002	2001	2000	1999	1998
Net revenue	53.7	48.3	40.9	35.5	35.1
of which: revenue from international activities	18.4	13.2	7.8	4.1	2.4
Net income/(loss)	(24.6)	(3.5)	5.9	1.3	2.2
Investments	13.2	37.7	43.1	22.9	7.5
Cash generated from operations	16.7	16.3	12.9	12.2	16.4
Net cash provided by operating activities	12.5	11.9	10.0	9.6	13.5
Number of employees at year-end	255,969	257,058	227,015	195,788	195,876

Subscriber and customer figures
(millions)

	Dec. 31, 2002	Dec. 31, 2001	Change	%
Mobile subscribers[a]				
Subscribers of fully				
consolidated subsidiaries	**58.6**	**48.9**	**9.7**	**20**
T-Mobile Deutschland	24.6	23.1	1.5	7
T-Mobile UK[b]	12.4	10.4	2.0	19
T-Mobile USA	9.9	7.0	2.9	42
T-Mobile Austria	2.0	2.1	(0.1)	(3)
Westel (via MATÁV)	3.4	2.5	0.9	35
T-Mobile CZ	3.5	2.9	0.6	23
HT-Hrvatske telekomunikacije	1.2	0.9	0.3	41
Ben[c]	1.4	-	-	-
Number of subscribers (pro rata)[d]	**61.7**	**51.2**	**10.5**	**21**
Total number of subscribers[e]	**81.7**	**66.9**	**14.8**	**22**
T-Online subscribers[a]				
Total number of subscribers	**12.2**	**10.7**	**1.5**	**15**
of which: T-Online International AG (Germany)	10.0	8.8	1.2	14
Telephone lines[a, f]				
Lines including ISDN channels (national)	**51.3**	**50.7**	**0.6**	**1**
of which: standard analog lines	28.9	30.3	(1.4)	(5)
of which: ISDN channels[g]	22.4	20.4	2.0	10
Subscribers to AktivPlus calling plan	10.7	8.4	2.3	27
T-DSL subscriptions (marketed)	3.1	2.2	0.9	44
Lines including ISDN channels (international)	**6.1**	**6.2**	**(0.1)**	**(2)**
Total (national and international)	**57.5**	**56.9**	**0.6**	**1**
Key figures for T-Systems				
Number of workstations managed and serviced	1,204,292	970,000	234,292	24
Overall processor performance in MIPS[h]	92,968	79,122	13,846	17

[a] Total amounts and percent changes over previous year calculated on the basis of precise figures.
[b] Including Virgin Mobile.
[c] Ben (or T-Mobile Netherlands in the future) was consolidated in full for the first time in 2002.
[d] Proportionate number of subscribers in all mobile communications subsidiaries according to the percentage of shares held in each subsidiary; the 25 percent shareholding in PT Satelindo was sold in the second quarter of 2002; historical figures have not been adjusted.
[e] Total number of subscribers of the fully consolidated mobile communications subsidiaries and total number of subscribers of other mobile communications shareholdings.
[f] Standard lines (analog) including public telephones and ISDN channels in operation.
[g] Two ISDN channels are available per basic-rate access line, and 30 ISDN channels per primary-rate access line.
[h] Million instructions per second.

The 2002 financial year - an overview.

- Strategic review and reorganization of the Group's Board of Management
- Strong growth in international customer base and rebranding at T-Mobile
- Exploitation of growth potential in the areas of broadband access and non-access
- T-DSL campaign continued and ISDN market position strengthened
- Innovative large customer projects at T-Systems

Strategic review

Deutsche Telekom carried out a review of the Group's strategic focus and its portfolio of shareholdings in 2002. The primary result of this strategic review was the validation of our four-pillar strategy as the basis for growth. Furthermore the Group's intangible assets, in particular its goodwill and licenses, were reviewed for impairment and adjustments were made to the net carrying amounts of these assets. A Group-wide program of measures to improve results, reduce debt and increase efficiency that was adopted by the Board of Management in mid-2002 has produced initial results. Debt reduction was driven forward in the reporting period by the sale of shareholdings and real estate, as well as through positive cash flow generated from operations. In order to focus the Deutsche Telekom Group more strongly on the needs of the market, the divisions, which now each have dedicated representatives on the Group's Board of Management, have been given increased responsibility and decision-making powers. In addition, Deutsche Telekom established its own Personnel Service Agency (PSA) in the second half of the year to support staff restructuring measures. This agency will be responsible for placing employees in Germany in vacant positions both inside and outside of the Group in the future.

Reorganization of Group Board of Management

Strong growth in international customer base and rebranding at T-Mobile.

Global brand

Since 2002, Deutsche Telekom's mobile communications services in Germany, the USA, the UK, Austria and the Czech Republic have been offered under a single "T-Mobile" brand name. Following the purchase of the remaining shares in Ben in September 2002, which made the Dutch mobile communications provider a wholly-owned subsidiary of T-Mobile, Ben will also operate under the global mobile communications brand (T-Mobile Netherlands) with effect from February 2003. The strong increase in the number of T-Mobile subscribers in 2002 contributed to an increase in revenue. T-Mobile USA generated strong organic growth in terms of new customers, outstripping most other providers in the United States.

T-Mobile USA

Exploitation of growth potential for broadband access and non-access.

T-Online

Despite intensive competition in the online market, T-Online was able to increase its customer base again in the 2002 financial year. Customer figures grew from 10.7 million in the previous year to 12.2 million in 2002, with T-Online reaping the benefits of the continued positive developments in the broadband Internet sector. The broadband portal T-Online Vision, which was introduced last year, was extended in the summer to include topic-specific information and entertainment products. With the help of a new organizer and orientation system, T-Online is developing from its role as a traditional ISP towards the concept of Internet media networking. This multiportal, cross-media approach paves the way for content synergies by allowing multiple use and marketing, and the construction of multichannel, customizable content areas.

Internet media network

T-DSL campaign continued and ISDN market-leader position strengthened. The successful marketing of calling plans such as AktivPlus and BusinessCall, along with innovative access products such as T-ISDN xxl, led to an increase in the loyalty of ISDN and T-DSL customers. By the end of 2002, the number of customers using T-ISDN channels of Deutsche Telekom AG had increased by approximately 10 percent, to a total of 22.4 million. During the same period, the number of T-DSL lines increased by almost 44 percent, to over 3.1 million. This puts Deutsche Telekom clearly in first place for ADSL technology in Europe and the USA.

T-ISDN

T-DSL

Integration of T-Systems ITS completed – Innovative large customer projects. The integration of T-Systems ITS GmbH (formerly debis Systemhaus) was completed with the acquisition of the remaining stake in T-Systems ITS GmbH and its merger with T-Systems International GmbH. During financial year 2002, T-Systems was able to further extend its existing customer base and win new projects. For example, T-Systems will provide data center services and IT/telecommunications solutions to the consortium selected for constructing and operating the planned electronic highway-toll system. The company will also offer consulting services for the entire technical integration of the project.

New projects

T-DSL subscriptions marketed
(millions)


3.0
2.0
1.0
0.0
0.6
2.2
3.1
2000
2001
2002

Mobile subscribers of fully consolidated subsidaries
(millions)


60
50
40
30
20
10
0
31.2
48.9
58.6
2000
2001
2002

The economic environment.

- Weak economy
- Stagnation in Germany
- Growth potential for mobile communications in the USA and in Eastern Europe
- New EU regulatory framework for communications markets passed

General economic situation

Temporary economic slump in the industrialized nations. In 2002, the global economy recovered only slightly from the slump of the previous year. The USA managed to come out of recession. The recovery of the developing and emerging economies in Asia and the continued positive development of the British economy provided positive impetus. However, this development has been significantly weaker in the Euro zone than in the other regions of the world. The drop in stock market prices and the political uncertainty regarding the situation in the Middle East, as well as the resulting temporary hike in oil prices, acted as obstacles to growth.

According to estimates by the Institut für Weltwirtschaft (Institute for World Economics), U.S. Gross Domestic Product (GDP – represents the value of all products and services produced within a country) grew by 2.4 percent. With a growth rate of 0.8 percent, the development of the economies in the Euro zone was, in contrast, weaker than that of the USA. The euro made steady improvement against the dollar during the whole of 2002. It also gained on both the Japanese Yen and the Pound Sterling.

GDP

Stagnation in Germany. The German economy continued to show signs of weakness in 2002. GDP increased by only 0.2 percent, in contrast to a 0.6 percent increase in the previous year. This represents one of the lowest growth rates since German reunification. In the fourth quarter in particular the slight economic recovery stagnated and investment activity declined. The economic slump was accompanied by only very slight increases (0.2 percent) in net wages and salaries.

Purchasing power, inflation

Disposable income – i.e., private households' purchasing power – increased by 1.0 percent (compared with 3.8 percent in 2001). Consumer spending increased by 0.9 percent in 2002, or less than disposable income as in the previous year. Consequently, the savings-income ratio of private households increased for the second year running. Consumer prices rose by 1.3 percent as compared to the previous year.

Gross domestic product on the basis of 1995 prices
Changes over prior-year period in real terms (%)



3.0
2.5
2.0
1.5
1.0
0.5
0
2.0
2.0
2.9
0.6
0.2
1998
1999
2000
2001
2002

Source: Federal Statistical Office; prior-year figures partially adjusted.

Telecommunications market grew by 1.3 percent. According to information from the European Information Technology Observatory, "EITO 2003", the German telecommunications market – Deutsche Telekom's core market – grew by around 1.3 percent to around EUR 64.0 billion in 2002. The size of the market in the previous year was adjusted to EUR 63.2 billion. In 2002, Deutsche Telekom's domestic revenue increased 0.5 percent compared with 2001, to a total of EUR 35.3 billion. With an imputed market share of 55.1 percent in 2002, Deutsche Telekom's share of the relevant domestic telecommunications market decreased slightly compared to the level of 55.5 percent recorded in the previous year.

5th year of market liberalization

Even five years after the liberalization of the German telecommunications market, competition continued to increase. Despite the consolidation of the German telecommunications markets and the fact that the number of employees in the sector declined slightly for the first time since 1998 over the past year, the German telecommunications market continued to grow in 2002 and remains of major importance both in Europe, and worldwide.

Licenses

By the end of 2002, a total of 496 licenses for voice communications had been awarded to operators with their own networks. At the start of 2002, these included 250 companies that provide voice telephony services and just over 100 providers with their own long-distance or subscriber-line networks, while the rest operate as resellers. The number of telecommunications services providers has now risen to a total of more than 2,100 companies.

Mobile communications segment

Growth potential in the USA and in Eastern Europe. According to information supplied by the German Regulatory Authority for Telecommunications and Posts (Regulierungsbehörde für Telekommunikation und Post – RegTP), the German mobile communications networks had a total of 59.2 million subscribers at the end of 2002. At approximately 3 million additional subscribers, growth in 2002 was again weaker than in previous years. T-Mobile Deutschland GmbH closed the 2002 financial year as the market leader, with a market share of approximately 41 percent in terms of customer figures. With a penetration rate of 71.7 percent (68.2 percent in the previous year), Germany is below the Western European average (77.0 percent), but far exceeds the penetration rates recorded in the USA (47.7 percent) and Eastern Europe (30.0 percent). This highlights the fact that Deutsche Telekom was able to secure further growth potential with its mobile telecommunications activities in the USA and in Eastern Europe, while the domestic market is increasingly saturated.

Internet and online services segment

Trend towards broadband access. According to estimates by the German Regulatory Authority, almost half of the over-14 age group in Germany use the Internet (some 35 million people). Besides Internet use at home, other areas from which the Internet is accessed include the workplace and schools. This is mainly due to a drop in the cost of Internet access. Internet users with high traffic volume in particular are switching from narrowband to broadband access. This is reflected in the sharp rise in the number of T-DSL users, which stood at 2.6 million at the end of 2002.

IT/TC convergence market

Creating added value through networked structures. Globalization and convergence are two of the main factors influencing the development of economic regions today. The increasing international links between companies, customers and suppliers are replacing traditional business processes with new, networked added value structures. This fundamental move is leading to the increasing convergence of information technology (IT) and telecommunications (TC). New technologies such as WLAN, UMTS, and IP-MPLS will generate growth. On the provider side, our positioning on the market for integrated IT/TC solutions along with an international presence and proper ability to deliver will be key success factors.

New legal framework for the German telecommunications market. Competition developed positively in Germany in a slow-growing market even five years after the liberalization of its telecommunications markets, especially at regional level. The Federal Ministry of Economics introduced an amendment to the German Telecommunications Act (Telekommunikationsgesetz – TKG) in order to implement the new legal framework for activities on the communications markets approved by the EU in February 2002.

The new EU regulatory framework must be incorporated into national law in the member states by July 2003. In future, it will be applied to all communications markets, with regulatory intervention being limited to the degree required to maintain effective competition. The new legal framework also gives the European Commission powers within the framework of national regulatory procedures, in particular the right to make a final decision on the definition of markets which will become subject to regulation in the future, as well as on the determination of market dominance.

Deutsche Telekom's major rate decisions and the core services offered to competitors and end users are still subject to approval. The Regulatory Authority and various other government bodies continued to take numerous important regulatory decisions in 2002. In chronological order, these include, in particular:

- The establishment of the rights of other operators to damages, to the provision of a comprehensive range of wholesale products and to certain delivery periods for Deutsche Telekom's leased lines offering;

- The establishment of a duty to cooperate and of contractual penalties in line sharing contracts between Deutsche Telekom and other providers;

- The establishment (for the first time) of new charges for Deutsche Telekom's line sharing offering;

- The ex-post review of charges for the business customer offering for closed user groups (Telekom Virtual Private Network), which has been on the market since 1995;

- The establishment of parameters for the new price cap model to regulate all standard rates for lines and call services for end users.

Deutsche Telekom and/or its competitors have lodged appeals against several of these rulings.

The German government introduced an amendment to parts of the existing Telecommunications Act which came into force in December 2002, exempting mobile communications providers from the provisions regarding carrier selection contained in the Telecommunications Act until the new EU regulatory framework takes effect. On the other hand, Deutsche Telekom was forced to extend the existing option of selecting an alternative carrier for fixed-line calls to other local networks to include calls within the same local network. This amendment, which allows especially carriers who do not have sufficient network infrastructure of their own to offer local call services more easily, contains specific provisions designed to protect infrastructure investments. In late December, the European Commission opened proceedings against the Federal Republic of Germany dealing with the amendment of the German Telecommunications Act in respect of carrier selection in the local network.

Development of business in 2002.

- Revenue increased to EUR 53.7 billion
- High level of nonscheduled write-downs impacts Group results
- Increase in net cash provided by operating activities
- Debt level reduced

Net revenue for the Group

Strong increase in revenue. Deutsche Telekom's revenue increased by EUR 5.4 billion year-on-year, to EUR 53.7 billion. EUR 3.3 billion of this relates to changes in the composition of the Deutsche Telekom Group, in particular to the first full-year consolidation of T-Mobile USA (EUR 2.2 billion) and HT-Hrvatske telecomunicajie (EUR 0.7 billion) in 2002.

Net revenue by division[1]
(billions of €)

	2002	2001	Change[2]	2000
T-Com	25.4	25.0	1.6%	24.5
T-Systems	7.8	8.3	(6.3)%	6.0
T-Mobile	18.2	13.0	40.3%	9.0
T-Online	1.7	1.3	25.0%	1.0
Other	0.6	0.7	(9.5)%	0.4
Total	53.7	48.3	11.1%	40.9

[1] The National Carrier Services business, previously part of T-Systems, has been part of the T-Com division, and the International Carrier Services business, previously part of T-Com, has been part of T-Systems since January 1, 2002. Furthermore, MATÁV, Slovenské Telekomunikácie and HT-Hrvatske telekomunikacije, which were previously assigned to "Other", have been part of the T-Com division since January 1, 2002; the sales responsibility of the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred from "Other" to the T-Systems division as of January 1, 2002; prior-year figures have been adjusted accordingly.

[2] Changes in percent based on the more precise figures in millions.

Increase in net revenue

The increase in net revenue results mainly from the growth in the T-Mobile, T-Com and T-Online divisions. Besides the effects of T-Mobile USA, which was consolidated for the first time in June 2001, the increased number of subscribers and higher average revenues per user (ARPU) at subsidiaries of T-Mobile International AG had a positive impact. Furthermore, the T-Com division contributed EUR 0.4 billion to the increase in Group revenue, in particular due to higher revenues at its Eastern European affiliates and the positive development of its broadband business. The T-Online division also made a contribution thanks to higher revenues in its access and non-access business segments. By contrast, revenues decreased at T-Systems, mainly as a result of lower demand in the international Carrier Services area as well as a reluctance among major customers to issue orders.

Net revenue by division
(billions of €)


25
20
15
10
5
0
T-Com
T-Systems
T-Mobile
T-Online
Other

	T-Com	T-Systems	T-Mobile	T-Online	Other
2000	24.5	6.0	9.0	1.0	0.4
2001	25.0	8.3	13.0	1.3	0.7
2002	**25.4**	**7.8**	**18.2**	**1.7**	**0.6**

Net revenue 1998 to 2002
(billions of €)


54
50
46
42
38
34
30
35.1
35.5
40.9
48.3
53.7
1998
1999
2000
2001
2002

Net loss. Deutsche Telekom generated a net loss of EUR 24.6 billion for the 2002 financial year, compared with a net loss of EUR 3.5 billion in the previous year. As a result of the strategic review of the Group as a whole, a number of adjustments were made and recognized in income. In particular, nonscheduled write-downs of goodwill and licenses at mobile communications companies totaling EUR 20.8 billion had a substantial negative impact on the Group's result. In addition, the increase in net financial expense as against the previous year of EUR 0.7 billion had a negative effect on results. The previous year was dominated primarily by the sale of the Sprint FON/PCS shareholdings and of the Baden-Württemberg cable company. The sale of shares in Satelindo and T-Online in 2002 was unable to repeat the contribution to earnings made by last year's disposals.

Goods and services purchased

Goods and services purchased increased by 7 percent to EUR 14.4 billion compared to the same period last year, which is primarily due to changes in the composition of the Deutsche Telekom Group. Excluding these changes, goods and services purchased remained at almost the same level as the previous year.

Personnel costs

Personnel costs grew by EUR 1.4 billion to total EUR 13.5 billion. Part of this increase is the result of changes in the composition of the Deutsche Telekom Group during the reporting period (EUR 0.6 billion). Another part is the result of accruals for restructuring measures at T-Systems (EUR 0.3 billion) and the revision of salaries within the framework of collective agreements to make them both performance- and market-oriented. The number of employees, averaged over the year, increased compared to the previous year by 14,236 (or 5.9 percent) to 255,896. This increase is on the one hand attributable to changes in the composition of the Deutsche Telekom Group (primarily T-Mobile USA and HT-Hrvastke telekomunikacjie), and on the other hand to personnel reductions at other Group companies which were implemented while avoiding compulsory redundancies.

Write-downs and strategic review

As a result of the strategic review in the second half of the year, nonscheduled write-downs of intangible assets in particular led to an increase in depreciation and amortization to total EUR 36.9 billion at year-end 2002. The strategic review also involved the performance of cash flow-based valuations of Deutsche Telekom's affiliates and assets. As a result, and in line with the change in the macro-economic environment and restrictions in investments, the Company adjusted the assumptions used to determine medium- and long-term forecasts. The carrying amounts for the relevant companies and licenses recorded in the balance sheet were reduced. Lower expectations regarding the average revenue per user in the long term and changes to long-term forecasts concerning penetration rates were among the factors resulting in goodwill amortization (EUR 8.3 billion) and amortization of licenses (EUR 9.4 billion) at T-Mobile USA.

Like other subsidiaries, T-Mobile UK carried out evaluations using internal and external expertise which resulted in an additional write-down of EUR 2.2 billion on the British UMTS license. The remaining shares of the Dutch mobile communications subsidiary Ben (or T-Mobile Netherlands in the future) were acquired in September 2002 for a purchase price that had been previously agreed. The assessment immediately after the acquisition date led to a valuation adjustment and write-downs of goodwill totaling EUR 1.0 billion. Reviews at T-Systems resulted in a valuation adjustment for the French company SIRIS, resulting in nonscheduled write-downs of goodwill totaling EUR 0.6 billion in 2002.

Net financial income/expense

Net financial expense increased by EUR 0.7 billion in the period under review compared with the previous year (to a total of EUR 6.0 billion). This is mainly attributable to the increase in write-downs of financial assets by EUR 0.8 billion. These relate primarily to the write-downs of net carrying amounts of the stake in France Telecom (EUR 0.6 billion), of loans to associated companies (EUR 0.3 billion) and of other investments in noncurrent securities (EUR 0.4 billion) in 2002. Income related to associated companies and net interest expense both improved slightly on the previous year (by around EUR 0.1 billion in total).

T-Com

Development of income in the divisions. Pre-tax income in the T-Com division fell by EUR 1.1 billion to EUR 3.5 billion, as against EUR 4.6 billion in the previous year. This development is largely the result of the prior-year proceeds (EUR 1.0 billion) from the sale of the Baden-Württemberg cable company and regional cable companies in North-Rhine/Westphalia and Hesse in 2001.

The EUR 1.6 billion drop in income before taxes in the T-Systems division to EUR -2.0 billion includes the nonscheduled write-down of goodwill performed as part of the strategic review (mainly in relation to SIRIS) and nonscheduled write-downs of property, plant and equipment. Also included are nonscheduled write-downs of submarine cable capacity in the North Atlantic and scheduled goodwill amortization following the takeover of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus).

T-Systems

The decrease of pre-tax results at T-Mobile to a loss of EUR 23.7 billion stemmed primarily from the need for write-downs as a result of the strategic review. Nonscheduled write-downs totaled EUR 20.8 billion (EUR 9.2 billion on goodwill, EUR 11.6 billion on mobile communications and UMTS licenses).

T-Mobile

The T-Online division recorded income before taxes of EUR 9 million, despite the fact that results were impacted by nonscheduled write-downs of the net carrying amount of the investment in comdirect Bank, which amounted to EUR 88 million.

T-Online

Income before taxes in the "Other" segment fell by EUR 4.8 billion to EUR -4.4 billion compared with EUR 0.4 billion in the previous year. Significant negative special influences included the write-down of the net carrying amount of Deutsche Telekom's shareholding in France Telecom, as well as of other investments in noncurrent securities. On the other hand, the proceeds from the sale of shares in Satelindo and T-Online had a positive effect, although they could not match the level of proceeds from the sale of shares in Sprint FON/PCS in the previous year.

Other

Key figures for group segments[1]
(billions of €)

	Net revenue[2] 2002	Income/ (loss) before taxes 2002	Income/ (loss) before taxes 2001	Change	Employees[3] 2002
T-Com	30.2	3.5	4.6	(1.1)	152,836
T-Systems	11.3	(2.0)	(0.4)	(1.6)	43,482
T-Mobile	19.7	(23.7)	(6.4)	(17.3)	38,943
T-Online	1.8	0	(0.2)	0.2	2,765
Other	4.4	(4.4)	0.4	(4.8)	17,870
Reconciliation[4]	(13.7)	(0.2)	(0.5)	0.3	-
Total	**53.7**	**(26.8)**	**(2.5)**	**(24.3)**	**255,896**

[1] The National Carrier Services business, previously part of T-Systems, has been part of the T-Com division, and the International Carrier Services business, previously part of T-Com, has been part of T-Systems since January 1, 2002. Furthermore, MATÁV, Slovenské Telekomunikácie and HT-Hrvatske telekomunikacije, which were previously assigned to "Other", have been part of the T-Com division since January 1, 2002; the sales responsibility of the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred from "Other" to the T-Systems division as of January 1, 2002; prior-year figures have been adjusted accordingly.

[2] Net revenue plus revenue from business with other sectors.

[3] Average figures for the year.

[4] Items to be reconciled mainly relate to consolidation measures; the previous-year figure also includes nonscheduled write-downs of real estate amounting to EUR 0.5 billion.

Annual financial statements of Deutsche Telekom AG. In general, corporate groups with international activities focus their reporting on the consolidated financial statements. However, dividend payments at Deutsche Telekom are based on the annual financial statements of Deutsche Telekom AG. For this reason, the annual financial statements of Deutsche Telekom AG are presented in summarized form below.

Balance sheet total of parent company

Results of Deutsche Telekom AG

Deutsche Telekom AG's balance sheet total decreased by EUR 13.5 billion to EUR 115.0 billion due to the drop in receivables from subsidiaries and the reduction in bonds and debentures. The equity ratio increased from around 35 percent to 37 percent. Deutsche Telekom AG's net revenue decreased by EUR 1.5 billion. Income before tax was negative, in particular due to loss transfers relating to T-Systems International GmbH (Frankfurt), Kabel Deutschland GmbH (Bonn), GSH Global Satelliten-Beteilungsholding GmbH (Bonn), DT Satelliten-Holding GmbH (Bonn) and GMG Generalmietgesellschaft mbH (Münster) (EUR 2.9 billion in total), as well as lower dividend income than in the previous year. Taking into account tax refunds of EUR 0.6 billion, the net loss amounted to EUR 3.0 billion.

Summary of the financial statements of Deutsche Telekom AG

Balance sheet

(billions of €)

	Dec. 31, 2002	Dec. 31, 2001
Property, plant and equipment, and intangible assets	**33.0**	**38.4**
Financial assets	75.3	73.4
Noncurrent assets	**108.3**	**111.8**
Inventories, materials and supplies	0.3	0.6
Receivables and other assets	5.9	14.4
Liquid assets	0.1	1.3
Current assets	**6.3**	**16.3**
Prepaid expenses	0.4	0.4
Total assets	**115.0**	**128.5**
Shareholders' equity	42.1	46.6
– of which: unappropriated net income	0.0	3.4
Accruals	7.6	8.7
Liabilities	65.2	73.1
Deferred income	0.1	0.1
Total shareholders' equity and liabilities	**115.0**	**128.5**

Statement of income

(billions of €)

	2002	2001
Net revenue	25.8	27.3
Changes in inventories and other own capitalized costs	0.3	0.5
Other operating income	5.1	5.4
Goods and services purchased	(6.2)	(7.2)
Personnel costs	(7.0)	(6.8)
Depreciation and amortization	(5.4)	(6.0)
Other operating expenses	(9.8)	(9.6)
Financial income (expense), net	(6.4)	3.7
Income/(loss) before taxes	**(3.6)**	**7.3**
Taxes	0.6	(0.7)
Income/(loss) after taxes	**(3.0)**	**6.6**

The annual financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Registry of the Bonn District Court. The annual financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax +49 228 181-88009.

Proposal to suspend the payment of dividends. The Board of Management and the Supervisory Board will propose to the shareholders' meeting that no dividend should be paid for the 2002 financial year. This would make a further contribution to reducing net debt.

Consolidated balance sheet structure heavily influenced by valuation adjustments for assets. The balance sheet total of the Deutsche Telekom Group fell by 24 percent, or EUR 38.8 billion, during the 2002 financial year. This decline is due primarily to the write-downs of the net carrying amounts of intangible assets carried out as part of the strategic review of the Group as a whole. As a result, the equity ratio fell to around 28 percent compared with 39 percent in the previous year (excluding the amount proposed as a dividend payment). The EUR 5.6 billion debt reduction was mainly due to a decrease in financial liabilities.

Consolidated balance sheet total

Shareholders' equity

Debt (in accordance with the balance sheet) down EUR 4.0 billion. Financial liabilities were reduced to EUR 63.0 billion in 2002, despite the dividend payment and the purchase of the remaining shares in T-Systems ITS GmbH and Ben Nederland B.V.. This reduction is mainly due to the sale of real estate and shares in affiliates (Satelindo and T-Online), as well as from cash provided by operating activities and exchange rate effects.

Debt reduction

Debt (in accordance with the balance sheet)
at year-end (billions of €)


60
40
20
0
39.9
42.3
60.4
67.0
63.0
1998
1999
2000
2001
2002

As well as financial liabilities, other liabilities include loan notes, liabilities from interest rate/cross currency swaps and collateral payments received (EUR 1.1 billion; 2001: EUR 0.9 billion) which, along with financial liabilities, are partly offset on the assets side by liquid funds, marketable securities, interest rate and cross currency swaps, collateral payments made (reported under other assets), and discount on loans, amounting to a total of EUR 3.0 billion (2001: EUR 5.1 billion). This results in "net debt" of EUR 61.1 billion (2001: EUR 62.8 billion) at Deutsche Telekom. This key figure, which is not an integral part of consolidated financial statements in accordance with German GAAP, is used by senior Deutsche Telekom officials for debt management and control purposes. Although many competitors of Deutsche Telekom use this key figure, there is no uniform definition of it to date.

"Net debt"

Balance sheet structure
Assets
(billions of €)



	1998	1999	2000	2001	**2002**
Licenses, concessions and similar rights, advance payments	0.9	1.6	16.5	39.4	**24.0**
Goodwill	0.2	13.4	19.3	40.6	**29.4**
Property, plant and equipment, and financial assets	65.4	67.0	70.8	66.7	**58.1**
Current assets	11.9	11.7	16.7	17.0	**13.5**
Other assets	0.9	0.9	0.9	0.9	**0.8**
Balance sheet total	**79.3**	**94.6**	**124.2**	**164.6**	**125.8**

Liabilities
(billions of €)



	1998	1999	2000	2001	**2002**
Shareholders' equity	25.1	35.7	42.7	66.3	**35.4**
Accruals	8.3	9.3	11.4	18.4	**16.1**
Debt	39.9	42.3	60.4	67.0	**63.0**
Other liabilities	6.0	7.3	9.7	12.9	**11.3**
Balance sheet total	**79.3**	**94.6**	**124.2**	**164.6**	**125.8**

Net cash provided by operating activities up slightly on last year's level. Net cash provided by operating activities was up year-on-year by EUR 0.6 billion to EUR 12.5 billion. Several factors contributed to this increase. As well as lower net interest payments resulting from the reversal of hedging transactions which were no longer required, the increase in noncash transactions, in particular as a result of the write-downs of loans to subsidiaries and of the net carrying amount of shareholdings in France Telecom, had a positive effect on cash flow. Furthermore, the depreciation and amortization of noncurrent assets, which rose disproportionately to the Group's result, and higher accruals (mainly personnel accruals) also contributed to this development. Net cash used for investing activities in 2002 amounted to EUR 10.1 billion, compared with EUR 5.4 billion in the same period last year. Despite a reduction in cash outflows for investments in property, plant and equipment amounting to EUR 3.1 billion, this development is largely the result of the drop in cash inflows from divestitures; although in 2002 the latter included EUR 0.7 billion from the sale of shares in T-Online, in the previous year it primarily reflected the high cash inflows from the sale of shares in Sprint (EUR 3.4 billion) and in the Baden-Württemberg cable company (EUR 0.9 billion). Net cash used for financing activities increased in the period under review by EUR 1.4 billion to EUR 3.4 billion due to lower repayments of financial liabilities. In addition, the dividend payment in 2002 resulted in a cash outflow of EUR 1.6 billion.

Net cash provided by operating activities

Net cash used for investing activities

Net cash used for financing activities

Statement of cash flows (summarized)
(billions of €)

	2002	2001	2000
Cash generated from operations	16.7	16.3	12.9
Net cash provided by operating activities	12.5	11.9	10.0
Net cash used for investing activities	(10.1)	(5.4)	(27.7)
Net cash provided by/used for financing activities	(3.4)	(4.8)	17.8
Effects of foreign exchange rate changes	(0.0)	(0.0)	(0.0)
Net increase/decrease in cash and cash equivalents	(1.0)	1.7	0.1
Cash and cash equivalents (short- and long-term)	1.9	2.9	1.9

Purchasing.

- Establishment of Group-wide purchasing systems
- Expansion and extension of purchasing systems
- Expansion of electronic ordering processes
- Conclusion of UMTS master agreements

Sourcing strategy

Along with improved efficiency and effectiveness in purchasing processes, the systematic exploitation of cost-cutting potential by using synergies and pooling purchasing volumes is the core objective of Deutsche Telekom's purchasing department and, as such, essential to our ability to improve results and increase our competitiveness. In 2002, we further optimized the restructuring and global focus of our purchasing organization, which was implemented as part of our four-pillar strategy using main product groups, by introducing standard Group-wide purchasing systems. As well as improving process quality by making transactions faster and more reliable, this led to substantial process cost benefits.

Purchasing volume

In 2002, the Group spent around EUR 18.7 billion on goods and services. This represents approximately 35 percent of Group revenue. T-Mobile was responsible for the largest proportion of the Group's purchasing volume, followed by the divisions T-Com and T-Systems. IT-related purchases (IT hardware, IT software and IT services) account for the largest proportion (almost one third) of the Group's 30 main product groups.

Expansion and extension of purchasing systems. Roll-out of the Group-wide electronic ordering and e-procurement system, eBest, continued systematically in 2002. With more than 20,000 users, it is now one of the world's largest e-procurement applications. The proportion of electronic orders grew compared to the previous year, with almost 200,000 purchasing transactions being processed entirely electronically. The cross-divisional e-procurement program will continue to be expanded and implemented systematically throughout the Group in 2003.

Introduction of UNSPSC

The introduction of the UNSPSC (United Nations Standard Product and Services Code) formed the basis for the Group-wide exchange of purchasing data and therefore provided the framework for increased cooperation within the Deutsche Telekom Group's global sourcing network. The "Kokon" information processing application (which in German stands for Group-wide contracts) was introduced in the year under review to administer all master agreements. This gives the divisions the opportunity of taking advantage of existing Group-wide purchasing conditions.

Global sourcing

Product group management. We continued with the systematic implementation of product group management in 2002. This involved the transfer of responsibility for certain purchasing issues from Group to divisional level. Particular emphasis was put on the integration of international companies, in order to exploit existing price differentials, especially in Eastern Europe. This work focused on investment-sensitive fields such as UMTS technologies, networks and construction work. Expenditure on cost-sensitive services such as management consultancy services, marketing/media, travel management and logistics was also optimized in line with the extensive degree of internationalization within the Group.

Networked structures

In 2003, our activities will continue to be focused on networking Purchasing with Controlling and the end-user departments through our product-group and supplier teams. The emphasis here will be on network management and spare parts sourcing. As well as reducing costs, the aim of this process is to further reduce tied-up capital and optimize warranty claims in the field of capital goods.

Expansion of electronic ordering processes. In 2002, the purchasing department of our T-Com division realized substantial savings thanks to more favorable purchasing conditions. The focus in 2002 lay on further expanding electronic order processing and the integration of T-Com's international affiliates in order to leverage synergy potentials. The proportion of purchasing transactions processed electronically was again increased, to over 50 percent. Thanks to close coordination with its Eastern European affiliates, T-Com was able to exploit a large number of potential synergies in major purchasing projects. Next year, T-Com will concentrate on further expanding electronic tender and ordering procedures, among other things, thus hoping to achieve substantial increases in productivity in its purchasing department.

T-Com

Conclusion of UMTS master agreements and reorganization of the purchasing organization. For T-Mobile, the 2002 financial year was dominated by the conclusion of UMTS master agreements with selected system technology suppliers. Other technological platforms were procured by Europe-wide, harmonized sourcing based on international master agreements. The efficiency of the purchasing organization was increased even further as a result of the reorganization of the domestic and international units; substantial purchasing benefits could above all be achieved for our American subsidiary, T-Mobile USA. In addition, the overall economic situation was used in order to adjust prices to reflect the change in market conditions.

T-Mobile

Successful eAuction on the German market. The Workstation and Operating Systems commodity team issued a tender for PCs and monitors in 2002. This tender, which consists of two batches and has a total volume of 150,000 PCs and monitors, will cover Deutsche Telekom's entire demand for the next three years. The last stage in this tender involved one of the largest eAuctions on the German IT market to date, with a total order volume of around EUR 140 million. The initial result of the negotiations for the two batches was confirmed by the eAuction. The introduction of eBest in the T-Systems division was used as an opportunity to extend the system to include capital goods, thus optimizing many of the business processes of T-Systems' purchasing units. The first of T-Systems' major suppliers were integrated with the T-Mart marketplace in order to enable orders to be dispatched electronically from our SAP systems.

T-Systems

Improved process quality and transparency. The introduction of eBest in early 2002 has facilitated internal purchase requests to be issued and processed using an entirely electronic procedure. As well as the substantial improvements in relation to process quality, this has also led to transparency as to requirements and significantly faster processing times. In addition, further measures designed to optimize both our processes and business transactions were prepared for 2003. The introduction of electronic catalogs, for example, will allow employees to place online orders for goods with suppliers.

T-Online

Research and development.

- Group innovation network proves its worth
- Active innovation management
- Group-wide product data platform for product lifecycle management established
- Tense situation on the venture capital market affects T-Venture

The innovation network consisting of a central Innovation Management department and the innovation departments in the divisions has proved to be a sound basis for cooperation within the Deutsche Telekom Group in 2002. The market-oriented implementation of innovations was ensured by means of autonomous product development in the individual divisions, supported by Group headquarters. The interlinking of the central innovation strategy, the Group strategy and the divisional strategy departments combined market findings with the latest technological approaches at an early stage.

T-Systems

T-Systems worked closely with third-party companies, research institutes and universities to realize its projects. For example, the company developed and launched an online marketplace called "popfile.de" for the largest German music portal, run by Universal Music Group. T-Systems' Technology Center in Darmstadt developed a Web configurator (http://www.t-mart-web.de), which supports the web-based sale of complex products and services using an integrated workflow management and billing system, which allows each customer to configure his or her own individual business model.

Innovation strategy

Active innovation management. The system of future scenarios was developed further in 2002. A wealth of new technological information, e.g. on new generations of chips, was filtered for its implementability as potential new products of the Group and was then prepared for discussion with the relevant market managers. A concrete forecast for the next five years (plus business models) was drawn up on the basis of our vision for the telecommunications environment in ten years' time.

Group R&D

Like in the previous year, new mega topics were developed from the results of our innovation strategy (for example, Conference & Communication Support or Competence Development). Projects which were developed further or translated into prototypes in 2002 included, for example, the "Josy" telehome project, an active home platform which links all items of household technology to the external telecommunications network. The "Telebusiness" project saw the completion of the pilot implementation of the Business Solution Manager, a virtual, network-based management consultancy system for small and medium-sized companies. To round off the Global Mobility mega topic, the results of the Mobile Media Distribution project component were transferred to the Broadcast business line of the T-Systems division. The project received substantial support from cross-functional teams made up of staff from the divisions and central Innovation Management.

Product lifecycle management

Our product lifecycle management system, PRIMA, and the related Group-wide product data platform which documents and lends transparency to the lifecycle of all the Group's products was put into productive operation. With PRIMA and KOMPAS (Group-wide modular product data structure) as the basis for establishing a standardized pre-product portfolio, we tap potential for development and production cost savings while at the same time retaining customization in our offerings.

R&D costs

At approximately EUR 0.9 billion, expenditure on R&D activities was at the same level in financial year 2002 as in the previous year, with the main portion accounting for development and adjustment of software systems and architectures. The remaining share was used for preliminary product-related research and development activities as part of the projects implemented by central Innovation Management and as part of divisional product developments. A total of around 6,900 employees were involved in projects and activities aimed at creating new products and offering them efficiently to the customers.

Patent applications

A significant number of ideas and project results were converted into a total of 547 patent applications during 2002, the focus being on securing software patents. At the end of 2002, Deutsche Telekom owned around 4,500 intellectual property rights. These rights were exploited strategically and, in some cases, marketing activities were started.

Number of patent applications filed by Deutsche Telekom


600
400
200
0
363
454
561
479
547
1998
1999
2000
2001
2002

T-Venture

Tense situation on the venture capital market. T-Venture (T-Venture Holding GmbH) invests equity in young, innovative high-tech companies with an above-average level of growth potential. In addition, T-Venture has shareholdings in venture capital funds in North America, Europe, Asia and Israel, and manages the divisional venture funds of T-Mobile and T-Online. T-Venture invested a total of approximately EUR 11 million in the period under review. The year-on-year decline in investment activity is a result of the difficult conditions of the economy as a whole, as well as the ongoing slump on the stock markets and the accompanying change in risk assessment. Many of the companies in which T-Venture holds a share have been unable to meet their targets due to the tense market situation and the unfavorable situation of the economy as a whole. Therefore, T-Venture continued to consolidate its venture portfolio in 2002. The focus in the financial year to come will be on portfolio companies with particularly high potential. At December 31, 2002 T-Venture's portfolio consisted of 41 direct shareholdings in companies and 9 indirect shareholdings in venture capital funds.

Investment volume adjusted

Tense market situation

Employees.

- Staff restructuring measures required in light of Group situation
- Pioneering role thanks to the new Personnel Service Agency
- Campaign in the field of ideas management
- Record performance in vocational training
- Establishment of Deutsche Telekom Pension Fund

The economic situation of the Deutsche Telekom Group demands a stringent consolidation policy in order to improve the Group's financial room to maneuver. The main aim of the Group's human resources strategy is therefore to make an independent contribution to consolidation without neglecting our human "resources", which represent a long-term source of growth.

Focused strategy. In 2002, we extended the new focus on future-oriented personnel activities, which was initiated in 2001, to include three strategic packages: Top Value, Top Leadership and Top People. These will help us to pave the way to improved efficiency and increased competitiveness.

Strategic measures

Top Value refers to the direct measures which have a positive impact on results, in particular those relating to personnel costs and capacity-oriented employment management. They include the new Personnel Service Agency, cost reduction measures in relation to the Group's travel policy and the company car policy, as well as the postponement/cancellation of the pay round for employees not covered by collective agreements and senior executives. In addition, a campaign in the field of ideas management is helping to mobilize the expertise of our employees in order to exploit the savings potential within the Company.

Top Leadership relates to the indirect supportive contribution made by the Group's Human Resources department as a business partner in the consolidation phase, helping to ensure that we have motivated and loyal employees. The main features of Top Leadership are instruments designed to make our HR policy more flexible, as well as processes for strategy implementation and instruments for strategy communication.

Top People guarantees that the right people are employed in specialist and managerial positions for the phase which will follow the consolidation process, and is mainly focused on the internal job market. It includes, for example, the establishment of a universal management development system covering all employees from junior staff to top management, while also taking into account our diversity and gender mainstreaming policy.

Restructuring using the new Personnel Service Agency. In the medium term, our human resources planning aims to significantly reduce the workforce by 2005, first and foremost in Germany and primarily in the fixed network sector. The traditional methods of staff restructuring, such as severance payments or early retirement programs, have been largely exhausted. Staff restructuring at Deutsche Telekom will nevertheless continue in a socially acceptable manner, and priority will continue to be given to the placement of employees working in areas with staff surpluses in vacancies both inside and outside of the Group. In June 2002, Deutsche Telekom AG and the ver.di service industry union signed a collective agreement on protection against rationalization and safeguarding employment. This agreement contains clauses providing protection for employees with collectively agreed employment relationships and junior staff in training of Deutsche Telekom AG in the event of job cuts resulting from rationalization.

Collective agreement on rationalization

The centerpiece of this collective agreement is the establishment of the in-house Personnel Service Agency (PSA). This agency has the primary task of absorbing those domestic employees who are affected by rationalization measures and, after appropriate retraining if necessary, placing them in vacant positions inside and outside of the Deutsche Telekom Group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to temporary jobs inside or outside of the Deutsche Telekom Group in accordance with the provisions of the German Act on Temporary Employment Businesses. Trainees who have successfully completed their vocational training at Deutsche Telekom AG are transferred to the PSA for a limited period of one year immediately after completion of their training.

Personnel Service Agency

Workforce development (as at December 31 in all cases)

Employees in the Group	**2002**	2001[1]	2000[1]
Total	**255,969**	**257,058**	**227,015**
of which: Deutsche Telekom AG	120,009	124,328	126,857
T-Com	148,900	155,342	144,969
T-Systems	43,292	43,449	40,672
T-Mobile	41,597	38,025	19,186
T-Online	2,814	2,960	3,010
Other	19,366	17,282	19,178
Breakdown by region			
Germany	177,823	178,336	179,197
International	78,146	78,722	47,818
of which: other EU member countries	17,647	16,538	16,577
of which: rest of Europe	39,601	43,343	29,408
of which: North America	19,144	16,909	170
of which: rest of world	1,754	1,932	1,663
Revenue per employee at Deutsche Telekom			
Development of productivity (thousands of €)	210	199	201

[1] Figures for the previous years relating to our various divisions have been adjusted to reflect the new organizational structure in 2002 financial year.

Campaign in the field of ideas management. This campaign is designed to better mobilize the creativity and expertise of our employees. In 2002, the Deutsche Telekom Group made savings of EUR 385 million thanks to 8,703 suggestions for improvement (first-time filings including subsequent approvals). This represents a clear increase on 2001. The number of German, European and international applications for patents was increased once again compared with 2001.

Innovations

	2002	2001	2000
Number of suggestions for improvement	8,703	8,308	5,135
Savings (millions of €)	385	121	170
Number of patent applications	547	479	561

Telekom Training Center

The capital in the heads of our employees. In spite of the consolidation process and the necessary savings, we are already laying the foundations for future growth. This includes a training and continuing education process which is tailored to the markets of the future. Our in-house Telekom Training Center (TTC), with its broad spectrum of training and qualifications-building opportunities, opened on January 1, 2002. By pooling our expertise in the training and continuing education sector, we can ensure that our employees are provided with future-oriented and innovative further training and retraining measures.

Training through the TTC – Investing in the future[1]

	2002	2001	2000
Seminars	12,021	11,580	9,871
Participants	111,168	121,701	102,192
Training days	342,157	348,892	305,201
Global Teach sessions[2]	175,373	152,298	124,341

[1] Generally excludes specific programs for managerial staff.
[2] Global Teach is an internal e-learning platform.

Expenditure for centrally organized training measures amounted to around EUR 115 million, not including the associated costs incurred through personnel absences and travel.

Taking responsibility for the next generation. We have been steadily increasing the number of jobs for junior staff in training for several years. The total number of trainees and student interns rose to 11,709 by the end of 2002, an increase of 19 percent over the previous year. Around 4,000 of them joined the Group in 2002, which means a total of some 500 new trainees over the previous year. 3,840 jobs for junior staff in training will be offered in 2003, and 160 students will be admitted to Deutsche Telekom's University of Applied Sciences in Leipzig. Deutsche Telekom thus remains one of the largest providers of vocational training in Germany.

Deutsche Telekom Pension Fund

Innovative pension scheme. In 2002, we successfully implemented the reform of the German Old Age Pension Act at corporate level by establishing the Deutsche Telekom Pension Fund (TPF) in 2002. This applies to both our deferred compensation plans and the state subsidy programs. Over 60 Group companies have meanwhile joined the TPF. Deutsche Telekom has also developed new products designed to promote our employees' responsible and earnings-related personal pension provision. Employee funds and employee index certificates, which are open to all employees within the Group as well as to their families, were set up in April 2002.


Collective
agreement for
T-Systems

New collective agreement for T-Systems. The main feature of the new collective agreement for T-Systems is the agreement of annual target salaries. These provide for a variable pay component that varies according to whether or not the agreed individual annual target is met. A salary band above the lower limit of the annual target salary under the collective agreement was agreed for the first time. This allows salary development to be tailored to the individual employee. The individual determination of salaries within the salary band is based on long-term performance and the potential of the employee, as well as on the internal value of his/her function and the employee's market value. A further aspect is the agreement of highly flexible regulations on working hours. These are designed to reflect the employees' personal circumstances and plans on the one hand, and the company's objectives in the fiercely competitive named accounts market on the other.

Sustainability and environmental protection.

- Telecommunications offer high resource efficiency
- Emissions trading a suitable instrument for the reduction of CO_2 emissions
- Online billing doubles our contribution to climate protection
- Annual savings target exceeded in 2002 thanks to optimized energy usage
- Deutsche Telekom awarded good rating by oekom

Resource efficiency

Contributions to energy efficiency

Telecommunications and climate protection. The field of telecommunications, which is characterized, among other things, by its high degree of resource efficiency, is crucial to the preservation and further development of an efficient society. The global warming due to the drastic increase in CO_2 emissions which has been forecast by internationally renowned climatologists will most likely lead to climate instability with extreme weather conditions. This is a clear warning for us to stop wasting natural resources. Innovative and highly efficient services such as e-government, e-commerce, e-learning, video and audio conferencing, teleworking and fast data transmission, for example, allow the telecommunications sector to make a decisive contribution to increasing energy efficiency and, as such, to cutting CO_2 emissions. Deutsche Telekom regards this not only as part of its responsibility towards society in general but also as offering business opportunities for the Company. Therefore, Deutsche Telekom has developed a strategy ranging from the promotion of the Kyoto process, through the appraisal of the potential of our services, to the use of renewable energies and the reduction of our own energy consumption.

Kyoto Protocol

Pilot project under realistic conditions

Emissions trading – cooperation partners give the "Hesse Tender" the thumbs up. One of the main instruments of the Kyoto Protocol for the reduction of CO_2 emissions is what is known as emissions trading. It allows CO_2 emission rights to be traded, like securities, between companies and countries. A company which manages to reduce its CO_2 emissions to below a certain level can sell any surplus it has to other companies which have not met their targets, or which were unable to meet them within the defined timeframe because they were unable to make the necessary investments involved in emission reduction, for example. In order to test this system in the form of a pilot project, Deutsche Telekom took part in the "Hesse Tender", a project run by the Hesse Ministry of the Environment, along with several other companies. This pilot project allows all elements of emissions certificate trading (from price discovery through standard contracts to the monitoring process) to be tested under realistic conditions. In light of the positive results of the "Hesse Tender", Deutsche Telekom believes emissions trading to be a suitable instrument for reducing CO_2 emissions under market conditions.

Online billing doubles our contribution to climate protection. After only one year, some 1.5 million customers are paying their telephone bills via the user-friendly online billing system. If all of Germany's 14 million households with Internet access were to switch to online billing, paper consumption would be reduced by around 2,800 tons per year, and the electricity used to produce the paper could be cut by 5.7 million kilowatt hours. In order to bring online billing to the attention of the general public, we have launched several campaigns along with the Bund für Umwelt und Naturschutz Deutschland e.V. (Friends of the Earth Germany). In Kiel, our T-Com division supported the "Baum statt Rechnung" (Trees not Bills) campaign, by donating EUR 0.50 for every new customer, which financed the planting of an avenue of oak trees. A donation of one euro per new customer was made in Berlin as part of the campaign "Bäume für Berlin" (Trees for Berlin) in order to fund the reforestation of trees damaged by the hurricane-force winds.

Online billing

Energy optimization. Deutsche Telekom is contributing to improved resource efficiency with products such as online billing and T-NetBox. In addition, the Company's processes are being revised in order to make them as resource-efficient as possible. Our T-Com division, for example, has set itself the target of saving 33.15 GWh per year for a period of 4 years. This corresponds to an annual saving of approximately 3 percent. We exceeded this target in 2002, with 40.5 GWh and cost cuts amounting to EUR 3.5 million. Numerous measures, both large and small-scale, were implemented, leading to savings of more than 47 GWh in the T-Com and T-Mobile divisions in Germany alone.

Annual savings

Use of fuel cell technology in Munich. The use of fuel cell technology to generate power, or power and heat together (co-generation) is a fundamental new innovation, because fuel cells offer an alternative to thermodynamic energy conversion. Deutsche Telekom's real-estate subsidiary, DeTeImmobilien, ran a successful project that generated considerable public interest and that was 50 percent funded by the German Economics Ministry. The aim of the project was to demonstrate how fuel cells can provide and ensure an innovative and highly environmentally-friendly source of energy for technical buildings.

Environmentally-friendly energy

Deutsche Telekom awarded good rating by oekom. The renowned Munich research agency oekom awarded the Deutsche Telekom Group an overall B+ rating (on a scale ranging from D- to A+) in both the socio-cultural and environmental categories. In the period under review, 38 telecommunications companies worldwide were examined. Deutsche Telekom's Code of Conduct was given special mention in this context. The Company was awarded bonus points for its differentiated price system, which makes allowances for socially disadvantaged and disabled customers, and for the range of special products on offer to these customers.

B+ rating

Dependent company report. In the period under review, the Federal Republic of Germany held a 42.77 percent stake in Deutsche Telekom AG. The 0.28 percent decrease compared with 2001 is the result of the issue of bonus shares by the federal corporation KfW, which was implemented at the beginning of 2002. The Federal Republic provided approximately 7 million of the 11.6 million bonus shares to KfW for this purpose. As the Federal Republic, despite its minority shareholding, represents a solid majority at the shareholders' meeting due to the average attendance of the shareholders' meeting, Deutsche Telekom is a dependent company of the Federal Republic according to § 17 (1) of the German Stock Corporation Act (Aktiengesetz – AktG).

No controlling agreement or profit-and-loss transfer agreement exists. Pursuant to § 312 of the AktG, the Board of Management of Deutsche Telekom AG has therefore prepared a Dependent Company Report describing relations between the controlling body and affiliated companies. The Board of Management issued the following statement at the end of the report: "The Board of Management hereby declares that under the circumstances known to the Board of Management at the time the business transactions were performed, the Company received appropriate remuneration for such transactions. The Company did not perform or omit any actions on behalf of or on the instructions of the controlling company or any affiliated companies."

Risk management.

- Risk situation largely dependent on regulatory policy and capital market developments
- Risk management system increasingly becoming a strategic success factor
- Risk management established as an integral part of planning and controlling systems

As an integrated T.I.M.E.S. provider, Deutsche Telekom is exposed to a multitude of risks as part of its business activities. To us, risk management is about more than merely fulfilling the legal requirements; making risks calculable and controllable by means of efficient processes and adequate risk awareness is, first and foremost, a business challenge.

It is the business policy of Deutsche Telekom to systematically leverage existing opportunities and to take controlled risks if this can be expected to result in corresponding added value.

Our Group-wide risk management system involves the systematic identification and assessment of all relevant risks at an early stage in accordance with defined principles and the selection and implementation of the appropriate measures to respond to risks and to exploit opportunities. In keeping with our philosophy of decentralized responsibility, the individual units are responsible for managing their own risks.

The risk management system consists of a series of different but interlinked planning, control and information systems, which cover all areas of the Company and contain specific opportunity and risk assessments. This includes a value-oriented system of key performance indicators and controlling reports.

Risk reporting system

In addition, an independent risk reporting system is in place. This system is used to report risks that exceed a defined threshold value to the next reporting level. Corporate Risk Management submits a risk report to the Board of Management on a quarterly or ad hoc basis informing them of all of the major risks within the Group, and also ensures that the system as a whole functions correctly and efficiently.

Management of financial risks

We attach particular importance to the management of risks resulting from financial items. All our treasury activities – in particular the use of derivative financial instruments – are subject to the overriding principle of risk minimization. Derivative financial instruments are used to limit risks associated with currencies and changes in interest rates and which have an effect on cash flow. All financial transactions and risks are recorded in a central treasury system. Management is informed regularly of these transactions.

Liquidity is safeguarded through rolling liquidity and financial planning. Confirmed bilateral bank lines of credit and syndicated loans are held as liquidity reserves. These facilities may be drawn at short notice, thus guaranteeing the solvency of Deutsche Telekom at all times. Deutsche Telekom only transacts commercial business with counterparts with impeccable credit standing and limits the counterpart default risks by means of a credit management system. Organizational risks are countered by means of regulations in accordance with the Minimum Requirements on Trading Activities at Banks.

Group auditing

As an instance that is not involved in the individual processes concerned, the Group's internal auditors review all the components of the risk management system at appropriate intervals, thus making an important contribution to process optimization and quality management.

Risk areas

Out of all of the risks to which the Company is exposed, we have listed below those risk areas that we currently deem to be material. Even risks which we regard as insignificant or those which we are unable to identify at present can have a fundamental impact on our goals.

Regulatory risks. Regulation of the telecommunications markets continues to be determined by national considerations and therefore shows very different forms, both within Europe and worldwide.

Unlike its competitors, Deutsche Telekom is subject to strictly asymmetrical regulation in Germany, combined with very extensive official powers of intervention, for example, in the determination of prices and products. This is due to the fact that, on the basis of the current German Telecommunications Act (Telekommunikationsgesetz – TKG), Deutsche Telekom is regarded as being, to a large extent, a "market dominant" company.

Amendments to German Telecommunications Act

The amendments to the TKG required to implement the new EU regulatory framework by July 2003 are likely to result in a series of new regulations. Although the new EU framework aims at limiting regulatory intervention on the telecommunications markets, the revision of the TKG could also result in Deutsche Telekom being subject to additional obligations which could have a substantial negative impact on the Company's wholesale and end-user business.

Competition risks. With our products and services in the areas of fixed-network communications, mobile communications, Internet and system solutions, we regard ourselves as a driver of innovation. As a result of the rapid technological progress and the trend towards convergence, there is a latent danger that current technologies will be superseded by alternative and/or new processes in the telecommunications sector.

T-Com

Deutsche Telekom is subject to fierce competition in all of its lines of business. The traditional fixed-network business has been characterized by stiff competition over the past few years. Rates for long-distance and international calls, for example, have fallen by up to 90 percent since 1998. In the future, competition will be heavily influenced by future decisions on the part of the Regulatory Authority for Telecommunications and Posts (Regulierungsbehörde für Telekommunikation und Post – RegTP), in particular relating to the amendments to the TKG. Price pressure is expected to increase in light of the fact that the introduction of the call-by-call system in local networks has just been approved by the Mediation Committee of the German Bundestag.

T-Online

T-Online faces the general risk of decisions taken by the Regulatory Authority having a direct or indirect impact on the determination of end-user rates.

The difficult economic situation at present is reflected in the named accounts market segment of both the IT and telecommunications sectors in particular. The reluctance of our customers to invest and noticeably stiffer price competition are both testimony to this.

T-Systems

While the US mobile communications market is recording high customer growth rates, market penetration in Europe has already reached an advanced stage. Therefore, the focus in Europe is on improving the average revenue per user by introducing new mobile data services. Following the promising launch of new applications such as MMS (e.g. photo messaging), increasing importance is being attached to the further development of multimedia services using UMTS.

T-Mobile

T-Mobile has already fulfilled one of the requirements for launching UMTS on schedule with its timely construction of the relevant network infrastructure. However, the success of UMTS depends to a large extent on how quickly the manufacturers of the terminal equipment can supply the appropriate number of high-performance, reliable and market-oriented terminals. The possibility of delays cannot generally be ruled out in principle. The success of the new mobile data services also relies heavily on customers' acceptance of, and willingness to pay for them.

We cannot yet rule out increased regulation of the European mobile communications market, e.g. in relation to pricing, something which could have a serious impact on the competitive situation in the future.

In the United States, T-Mobile is currently among the fastest-growing mobile communications carriers in terms of customer growth. The continued success of T-Mobile USA will essentially depend on the customer growth rate being stabilized or even increased while further strengthening customer loyalty.

Should there be a consolidation on the U.S. mobile communications market without T-Mobile USA being involved, a possible merger of competitors could impact negatively on T-Mobile USA's growth and profitability levels in the medium term.

Electromagnetic compatibility. For Deutsche Telekom, the safety of all our products, especially the (radiocommunications) networks, is an essential element of our business activity. Our efforts to provide state-of-the-art technologies therefore include funding scientific studies that aim to detect possible side-effects at an early stage.

This applies especially to the subject of "electromagnetic compatibility". We have introduced a wide range of measures in this area in order to reinforce the base of verified scientific findings regarding possible risks and to reduce existing uncertainties by means of an objective and transparent information policy. We regard compliance with legal threshold values as fundamental to our activities.

Personnel risks. Deutsche Telekom AG plans to dramatically reduce its workforce by 2005. Staff reductions will involve transferring those domestic employees of Deutsche Telekom AG affected by the rationalization measures to the newly-created Personnel Service Agency (PSA). This agency bears the employment risk for employees who cannot be dismissed either on the grounds of their status as civil servants or because of dismissal protection provisions laid down either by collective agreements or by law.

Staff reductions

It is the duty of the PSA to find long-term employment for these employees where possible, either inside or outside of the Group. There are various risks attached to the agency's ability to meet its placement quota targets, especially because the planned assignment of employees to positions on the external labor market is largely dependent on the future development of the economy as a whole.

Legal risks. Deutsche Telekom AG is involved in a number of judicial and extra-judicial proceedings with official authorities, competitors and other parties. These also include the prospectus liability actions brought against Deutsche Telekom in Germany and the United States, dealing with claims for damages due to allegedly incomplete or wrong information in the Company's DT-3 investor prospectus (real-estate assets/status of Voicestream/Powertel negotiations) and wrong balance sheet data, respectively. It is not possible to make any statement about the outcome of these proceedings at this point of time.

IT and TC systems downtimes

IT/TC infrastructure risks. Deutsche Telekom has a modern, high-performance IT/TC infrastructure that serves as the basis for innovative telecommunications services. By leveraging potential convergence synergies in information technology (IT) and telecommunications (TC), Deutsche Telekom is able to offer highly innovative and competitive services on a global level, as well as to develop and support optimal cross-divisional production processes within the Group. The associated production processes show a high organizational and technical complexity.

We counteract the potential risks associated with the various IT and TC infrastructure systems (such as fire, flooding, terrorism, fraud, hacking, viruses, etc.) by means of comprehensive quality measures and a sophisticated system of technical security measures. These include firewalls, virus scanners, special IT/TC early warning systems, contingency plans, standby systems and optimized network structures.

Risks related to large customer projects

Project risks. T-Systems' business model focuses for the large part on realizing complex, large-scale projects with innovative customized solutions. On the one hand, this clearly differentiates T-Systems from many of its competitors, thus improving its market opportunities. On the other hand, these large projects are subject to contractual agreements which could give rise to extensive customer claims with respect to warranties, damages or contractual penalties where the service provided by T-Systems is deemed to be unsatisfactory. Since experience of such large projects is, naturally enough, limited, they also involve higher risks.

Net debt reduction

Capital market risks. Even under pessimistic assumptions, Deutsche Telekom is completely financed until mid-2004. In order to ensure continued access to the capital market, the planned reduction of net debt is being given top priority. The aim is to meet this target by the end of 2003 by generating cash flow from operations and selling assets. Part of these sales were already carried out in 2002. The remaining planned sales entail a degree of risk in terms of the realizable proceeds in light of the uncertain market conditions.

Ratings

In January 2003, the rating agency Moody's downgraded our credit rating to Baa3. Although this will not affect the financing costs involved in our existing credit contracts provided that Deutsche Telekom is not downgraded by any further rating agencies, the rating awarded to us by Moody's is the lowest investment grade. The rating agencies Standard & Poors and Fitch confirmed their estimated rating in November 2002 and announced that they did not see a need to revise the existing rating and outlook.

Interest rate and currency risks. Deutsche Telekom only hedges foreign currency risks which have an effect on cash flow. Foreign currency fluctuations resulting purely from balance sheet items are not hedged as a matter of principle. Interest risks are largely relevant for Deutsche Telekom in the EUR, USD and GBP currencies. To hedge these risks, the Board of Management determines a fix-and-variable mix for these currencies once a year. Permanent adjustments are being made within the currency risk management system by the Group's central Treasury department, particularly through the use of derivative financial instruments.

Value of balance sheet items

Balance sheet valuation risks. Deutsche Telekom regularly reviews its intangible balance sheet assets, including goodwill, for impairment. In determining the existence of possible impairments, Deutsche Telekom considers the effects of any significant negative changes in the legal, market-specific and economic environment, as well as operational performance and strategic plans of the companies of the Group. Other relevant factors include disadvantageous decisions taken by regulatory bodies, unforeseen changes to the competitive situation, changes in market share as well as the possibility of the sale of Deutsche Telekom business units.



Furthermore, Deutsche Telekom's market capitalization is taken into account insofar as stock market development accurately reflects the current situation in, and the expected long-term performance of, the sector. On this basis, comprehensive value adjustments were performed in 2002. Deutsche Telekom may consider further adjustments to be necessary as a result of future valuation reviews.

Key events after December 31, 2002.

Regulatory framework

At the beginning of February 2003, the European Commission issued a recommendation on relevant product and service markets as part of the new EU regulatory framework for electronic communications networks and services. The recommendation contains a list of markets which the Commission believes should continue to be subject to sector-specific regulation in the future. The national regulatory authorities are obliged to analyze these markets in order to determine what degree of regulation is required at national level. Any deviations from the EU recommendation must be approved by the European Commission. At the beginning of February, Deutsche Telekom lodged a request with the German Regulatory Authority for new charges for line sharing and the determination of the access charge for service providers in order to protect investments by access providers. At the end of February, the date for the introduction of carrier selection in local network areas was set by the German Regulatory Authority at April 24, 2003 for call-by-call, and July 8, 2003 for preselection. Also at the end of February, the Federal Ministry of Economics and Labor distributed a draft version of the new German Telecommunications Act to all market players who were involved in talks with the Federal Ministry regarding the amendment for their comments.

Bond issues

In January 2003, Deutsche Telekom issued a bond of EUR 1 billion with a term of 5 years via its financing subsidiary, Deutsche Telekom International Finance B.V.. The bond is aimed at a broad range of investors and, in particular, at savings banks and credit cooperative institutions. The proceeds of the bond will help to maintain liquidity without increasing the Group's net debt level.

Furthermore, Deutsche Telekom issued a mandatory convertible bond in February 2003, again via its financing subsidiary Deutsche Telekom International Finance B.V., which will generate proceeds of issue totaling approximately EUR 2.3 billion. This mandatory convertible bond, which does not increase the Group's net debt level and is aimed exclusively at institutional investors outside the USA, must be converted to Deutsche Telekom shares at the end of three years.

SOP

In January 2003, Deutsche Telekom decided that in principle no options from the 2001 stock option plan (SOP) of Deutsche Telekom AG will be issued to the Board of Management and the Company's managerial staff in the current year. By waiving its allocation under the SOP, the whole of the Company's management hopes to send a clear message to shareholders.

In January 2003, Deutsche Telekom sold its remaining six regional cable companies to a consortium of financial investors including Apax, Goldman Sachs Capital Partners and Providence Equity for EUR 1.7 billion. The EU antitrust authorities approved the sale in early March; the transaction was completed in mid-March 2003. The proceeds of this deal will be used to reduce debt. The sale relates to the regional cable companies of Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Lower Saxony/Bremen, Berlin/Brandenburg, Saxony/Saxony-Anhalt/Thuringia, Rhineland-Palatinate/Saarland and Bavaria (together with the relevant central business units) which have, up until now, been owned by Deutsche Telekom. It was agreed with the investors that the purchase price will rise by up to EUR 0.4 billion, depending on the future development of the value of cable business. The companies sold as part of this deal employ a total staff of 2,500 who will move to the new owners as soon as the transaction is completed.

Sale of cable assets

Deutsche Telekom has sold its 10.87 percent stake in the European satellite operator EUTELSAT S.A.; the purchase contract which was signed in early December 2002 will take effect in February 2003.

Sale of EUTELSAT

In February 2003, Deutsche Telekom transferred all the shares it held in its subsidiary T-Mobile International AG to a fully-owned direct subsidiary of Deutsche Telekom AG. Following this transaction, T-Mobile International AG was converted into a limited partnership under German law (T-Mobile International AG & Co. KG).

T-Mobile

In January 2003, Deutsche Telekom decided to begin commercial introduction of the new mobile communications standard, UMTS, in 200 towns and cities. This will allow Deutsche Telekom to clearly exceed the minimum coverage requirement set by the Regulatory Authority of 25 percent of the German population by the end of 2003.

UMTS

In February 2003, T-Mobile Deutschland and O_2 Germany agreed to extend their cooperation on the shared use of T-Mobile Deutschland's UMTS network. The contract will allow the customers of the Munich-based network operator to use the T-Mobile UMTS network wherever O_2 does not have UMTS coverage of its own as soon as the commercial marketing of UMTS services commences. O_2 will pay T-Mobile Deutschland a total of EUR 210 million in 2003 for this privilege.

Cooperation

In February 2003, T-Systems International GmbH sold its fully-owned subsidiary, Telecash Kommunikations-Service GmbH, Stuttgart, to First Data Corporation (FDC), a U.S. provider of e-commerce and e-payment services. 340 employees will move to FDC in the course of this transaction. The Federal Cartel Office still has to approve the sale.

Sale of Telecash

In early March 2003, T-Systems International GmbH sold its French subsidiary SIRIS, along with the national fixed-network business of the company, to LDCOM (Louis Dreyfus Communications); the relevant French authorities and the employee representatives at SIRIS and LDCOM still have to approve the deal. LDCOM will then act as T-Systems' sales partner on the French market. LDCOM acquires 100 percent of SIRIS shares at a price of EUR 25 million.

Sale of SIRIS

Outlook.

- Global economy expected to improve
- Debt reduction and growth strategy
- Improvements to results of divisions
- Consistent debt reduction activities

Economic environment expected to improve. The global economy is expected to recover in 2003. Along with the German federal government, we are expecting the global economy to grow by between 3.0 and 3.5 percent in real terms in 2003. Economic recovery in the USA, the EU member states and in Central and Eastern Europe is expected to provide stimuli for the global economy as a whole. In the medium term, the financial measures taken in the USA should start to take effect and the interest rate cuts made in 2002 should have a positive impact on real economic growth. The six leading economic research institutes forecast annual growth of between 0.6 and 1.1 percent in Germany. The German economy is not expected to pick up before the second half of 2003.

Group strategy

Debt reduction and growth. The review of our Group strategy in the second half of 2002 validated Deutsche Telekom's current four-pillar strategy, which essentially means concentrating on the major growth markets in the telecommunications industry. Our major strategic focus remains on stabilizing business and realizing growth potential, without losing sight of the need to systematically reduce debt. Once completed this will provide us with new strategic opportunities. In order to be able to meet these ambitious targets simultaneously, we will continue to increase our operating excellence and focus our activities in our four divisions on our core business by streamlining our portfolio.

T-Com

Implementation of Group strategy through independent market development by our divisions. T-Com is to continue contributing to the accomplishment of Group objectives by increasing efficiency, i.e. by streamlining its product portfolio via "product modules" which allow administrative processes to be radically simplified without reducing the choices available to the customer. Staffing programs will assist in accomplishing these measures.

T-Mobile

The mobile communications division is facing a major challenge in the launch of UMTS. T-Mobile, with its diverse mobile data service offering, is in an excellent position to meet this challenge. In addition, T-Mobile continues to prove that its companies can perform at home and abroad. The driving force behind this development is the "One Company" approach, which means a universal approach not only to the use of the "T-Mobile" brand but also to network planning and technology. The focus here is on sustained reductions in costs.

T-Mobile USA is currently one of the fastest-growing mobile communications carriers in the United States in terms of customer growth, which is why we expect it to be able to position itself competitively using its own reserves in its national market. If the consolidation in the U.S. telecommunications market presents T-Mobile USA with an opportunity to strengthen its position on the market still further, we will follow up this opportunity rigorously and with an eye to increasing shareholder value.

T-Systems

T-Systems will focus on selected industries and regions. In doing so, we plan to increase T-Systems' presence in the international marketplace, in particular by working together with partners in the IT sector. In addition, T-Systems will continue to develop its international networks in order to allow it to offer international T-Systems customers individual one-stop solutions.

T-Online

Along with high levels of customer loyalty among narrowband customers, the large T-Online customer base in the broadband sector is vital to the successful long-term growth of T-Online. T-Online will continue to develop and implement new business models, such as paid content and paid services, in the broadband business in particular. The international activities of the division will be continued with a focus toward adding shareholder value.

Innovations

Innovations and bundled product know-how of our divisions. Innovation remains the engine driving our business development in all divisions. We will also use the competitive advantages offered by cross-divisional cooperation. Examples of this include the construction of the broadband network by T-Mobile with UMTS and T-Com with T-DSL, and the multimedia services offering of T-Online, with added value being generated through the use of these innovative technologies. The establishment of wireless LAN cells by T-Mobile Deutschland enables wireless, broadband Internet access and seamlessly connects mobile data services in GSM or UMTS networks. The corresponding Internet traffic is handled on T-Com's broadband platforms, while the messaging and content offerings are supplemented by T-Online.

Improved results in all divisions. The IT/telecommunications sector in Germany will experience further market consolidation in 2003. Prices are likely to remain low and will be influenced by the introduction of call-by-call in local networks. The opening of the Eastern European markets will cause additional competition for Deutsche Telekom's affiliates in these markets due to the presence of alternative fixed-network service providers.

T-Com

As such, we expect revenues in our T-Com division to remain constant for the 2003 financial year. The continuation of the broadband campaign will be the major stabilizing factor for revenues. In addition, we will be taking a series of specific measures in our business customer segment, in order to win back the customers we lost to competitors in the first few years of market liberalization in Germany.

The activities of our T-Com division are centered on improving earnings before interest, tax, depreciation and amortization (EBITDA) and cash generated from operations in both domestic business and Eastern European markets in Hungary, Croatia and Slovakia. This can be achieved primarily by optimizing costs and investments internally, e.g. by streamlining processes and organizational structures. In this way, efficiency can be improved without compromising on the quality of our service.

We will continue the systematic expansion of T-DSL in 2003 in light of high customer demand for broadband Internet access. This will involve further investments in the German access and transmission networks to allow them to support the expected volume of broadband traffic. We also expect the high demand for T-ISDN lines to continue. Our investment activities will focus on the further expansion of the fixed and mobile networks of T-Com's Eastern European affiliates.

T-Mobile

The T-Mobile division is one of the world's leading mobile communications companies. This division is Deutsche Telekom Group's primary driver of growth in terms of revenue and earnings before interest, tax, depreciation and amortization (EBITDA). While we must expect growth to slow and a market consolidation phase to set in on the Western European market, we anticipate that growth will continue uninterrupted in the USA. We also see good potential for growth on the Eastern European markets.

We expect revenues to rise in 2003 in light of the increase in both the customer base and the proportion of postpay subscribers during 2002. New services in the non-voice area should generate additional revenues. Revenue growth should optimize cash flow due to improved efficiency from synergies within the T-Mobile division. In addition, the net revenue of our T-Mobile subsidiary in the Netherlands should have a positive effect, given that this company will be consolidated for the first full year in 2003.

The fact that the majority of the Group's investments will be made in T-Mobile property, plant and equipment highlights how essential this division is to the growth of the Deutsche Telekom Group. In the United States, investments will be used to increase the coverage of licensed areas or to support higher network capacity in light of the fast-growing customer base. European investments will be used to construct the UMTS network as well as to further optimize the GSM network and GPRS technology.

T-Systems

The T-Systems division is operating in a competitive environment which is dominated by a process of international consolidation. Despite the difficult market environment, we expect revenues to stabilize. Earnings before interest, tax, depreciation and amortization (EBITDA) are forecast to rise against the previous year. We intend to achieve this improvement in EBITDA primarily by reducing operating costs through staffing measures and by improving our processes. These measures will focus, among other things, on integrating and improving the performance of our data processing centers.

T-Online

In the T-Online division, we expect user numbers to continue to rise and the frequency of use to increase in the new financial year. The online market is already showing trends towards a readiness to pay for media content. In this market, too, we expect the consolidation of providers to continue.

We also anticipate further marked growth in the Internet business during 2003. Besides the increase in access business, stemming primarily from the fact that the DSL market is continuing to develop, the portal business is also expected to make particular contributions to revenue growth.

Net debt reduction

Cash generated from operations

Sale of assets

Reducing debt and improving results in the Group. The main objective of the Group in 2003 is to reduce net debt. In the 2002 financial year, we bundled our activities to reduce net debt into a Group-wide program of measures. This program is, on the one hand, designed to improve cash generated from operations in 2003 by taking concrete measures within the divisions (mainly the reduction of the operating cost base and working capital). At the same time, Group capital expenditure and investments in intangible assets will be lower than in 2002. In addition, the ongoing streamlining of the Group portfolio through the sale of investments and real estate should make a significant contribution.

Revenue increase, growth of international contribution

We expect net revenue to grow further in 2003 as compared to the previous year, with the mobile communications sector acting as the main catalyst. The share of the Group's total revenue generated outside Germany will increase further due to the growth of our foreign shareholdings, as well as to the first full-year consolidation of our Dutch mobile communications subsidiary, Ben (or T-Mobile Netherlands in the future).

EBITDA

Overall, we are aiming at an improvement in the Group's earnings before interest, tax, depreciation and amortization (EBITDA). T-Com will achieve this by concentrating on its core business, as well as improving costs and consolidating its market position. In our T-Mobile and T-Online divisions, the emphasis will be on business expansion and the optimization of cost structures, and at T-Systems, on substantial improvements to efficiency in all areas.

Depreciation and amortization

As a result of the nonscheduled write-downs of goodwill and licenses from the strategic review carried out in 2002, the Group expects a significant year-on-year reduction in scheduled depreciation and amortization in 2003. Depreciation and amortization in 2003 will be essentially driven by the high level of investments made in property, plant and equipment in previous years (e.g. in the access network and in the core network due to the sharp rise in the number of subscribers in the broadband and mobile communications sectors). Depreciation and amortization of intangible assets will be due to the investments in UMTS and U.S. mobile communications licenses as well as amortization of goodwill as a result of our acquisition activities between 1998 and 2002.

Net interest expense

Due to the recognizable success in the reduction of our debt level at the end of financial year 2002 and the ongoing commitment to further reduce debt in 2003, we expect interest expense to be lower than in 2002.

Net income

The Group's net income 2002 was affected by special factors relating to noncurrent assets, in particular by the nonscheduled write-downs resulting from the strategic review. With the planned EBITDA improvement, lower levels of depreciation and amortization, and lower interest expense, we expect our net income to improve significantly in 2003.

No dividend payment for 2002

In order to help us meet our primary objective in 2003 - debt reduction -, the Board of Management and the Supervisory Board will propose to the shareholders' meeting that no dividend be paid to shareholders for the 2002 financial year. This reinforces our determination to ensure the reduction of net debt and to continue with the current savings plan.

We are aware of the fact that the 2003 financial year will continue to see intense national and international competition, as well as being affected by the overall economic situation. Our primary objective is to secure Deutsche Telekom's capability to meet the challenges of the future in the interests of our customers and shareholders. We are confident that we will be able to achieve this objective with our systematic debt reduction policy and simultaneous growth.


Body check.
We face our challenges head-on.

The T-Share. Difficult global trading and economic climate.

- Massive losses recorded for international capital markets
- T-Share dropped by 36.5 percent
- New strategic focus positively received

Highest and lowest prices of the T-Share in 2002		
Xetra closing prices	**High**	**Low**
1st quarter	€ 20.16	€ 15.00
2nd quarter	€ 17.12	€ 8.59
3rd quarter	€ 12.60	€ 8.42
4th quarter	€ 13.26	€ 8.74

Index weightings	**as at March 4, 2003**
DAX 30	9.30%
DJ Euro STOXX 50©	2.30%

Key figures of the T-Share for 2002*	
Net cash provided by operating activities	€ 2.97 per share
Earnings per share (German GAAP)	€ -5.86 per share
Earnings per share (U.S. GAAP)	€ -5.30 per share
Dividend proposal	€ 0.00 per share
Number of shares issued (millions)	4,197.75
Market capitalization at December 30, 2002	**€ 51.4 bn**

Stock exchange listings
Germany (all stock exchanges)
New York (NYSE)
Tokyo (TSE)

* Calculated on the basis of the weighted average of outstanding shares.

In 2002, the trading environment was tough. A difficult global economic climate was compounded in the second half of the year by the increasingly uncertain political situation. For the first time since the Second World War, international stock exchanges posted massive losses for the third year running.

Indices

Downward trend for indices. At the start of 2002, the DAX opened at 5,167 points and closed trading on December 30, 2002 at 2,892 points. The major German index thus lost close to half its value (44 percent) in the course of the year. This downward trend was even more pronounced than that of other international markets. The Euro STOXX 50© lost 20 percent, the Dow Jones 17 percent and the Nasdaq Composite dropped 32 percent. The Japanese Nikkei closed with a loss of 19 percent and the European stock exchanges in Paris and London dropped 24 percent and 34 percent respectively.

The negative trend impacted in particular technology stocks around the world. Bankruptcy among telecommunications providers led to further uncertainty on capital markets.

T-Share as compared to DAX, Euro STOXX 50 and Nasdaq comp.
in 2002


Deutsche Telekom
DAX
Euro STOXX 50
Nasdaq comp.
120
100
80
60
40
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Trend

T-Share caught in negative trend. Although Deutsche Telekom did not escape the general downward trend and closed 2002 with a loss of 36.5 percent, it outperformed the DAX 30, following the trend in the telecommunications industry index. The Dow Jones Euro STOXX Telecom® also fell by about 36 percent.

On January 2, 2002, The T-Share was valued at EUR 19.23; two days later, on January 4, 2002, it reached its year-high of EUR 20.16. On September 30, it recorded its all-time low of EUR 8.42. The closing price on December 30, 2002 was EUR 12.25.

Sale of cable assets

The T-Share price mainly showed sideways movement during the first months of 2002. The German Federal Cartel Office's decision to block the sale of cable network operations to Liberty Media on February 25 took its toll, however. The market continued to slump and, for the first time, the T-Share dropped below the EUR 10 mark on June 14, 2002.

T-Share as compared to other telecommunications companies
in 2002


Deutsche Telekom
France Telecom
British Telecom
Telefónica
Telecom Italia
KPN
120
100
80
60
40
20
0
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Public speculation about Dr. Ron Sommer, the Chairman of the Deutsche Telekom AG Board of Management, began at the end of June. The replacement of Dr. Sommer with Supervisory Board member Dr. Helmut Sihler put an end to the speculation. It was announced that Dr. Sihler would stand in as Chairman of the Board of Management for a maximum of six months.

Goals

Implementation

The appointment of Kai-Uwe Ricke as new Chairman on November 14, 2002 refocused public and capital market attention on Deutsche Telekom's corporate development and policy. In parallel, the results of the Board of Management's strategic review were made public. Initiated by Helmut Sihler and continued by Kai-Uwe Ricke, the new focus on debt reduction, cost cutting and earnings-oriented growth was favorably received by investors. In the fourth quarter, capital markets responded positively when Mr. Ricke announced (and started to implement) new measures aimed at improving efficiency, including the sale of real estate and non-strategic shareholdings, restructuring of the Board of Management, considerable staff cuts and the introduction of the Personnel Service Agency. The T-Share managed to gain 45 percent from its low point of EUR 8.42 at the end of September 2002 to close at EUR 12.25.

Deutsche Telekom's market capitalization at the end of 2002 was EUR 51.4 billion compared with EUR 81 billion on December 31, 2001.

Trading volume

In 2002, a total of 5.7 billion T-Shares were traded on German stock exchanges (compared with 4.3 billion in 2001). An average of 23 million shares were traded a day. The total T-Share trading volume on the New York Stock Exchange was 211 million American Depository Receipts (2001: 755 million), with a daily average of approximately 840,000 shares. The number of shares traded was significantly higher in the previous year due to the flowback of shares stemming from sales by former VoiceStream shareholders. In Japan, the trading volume amounted to 1.3 million shares (2001: 1.5 million) on the Tokyo Stock Exchange, with some 5,000 shares traded daily.

T-Share as compared to DAX, Euro STOXX 50 and Nasdaq comp., Nov. 1996–2002


Deutsche Telekom
DAX
Euro STOXX 50
Nasdaq comp.
600
500
400
300
200
100
0
Nov. 1996
July 1997
Jan. 1998
July 1998
Jan. 1999
July 1999
Jan. 2000
July 2000
Jan. 2001
July 2001
Jan. 2002
July 2002
Nov. 2002

Shareholder structure. Significant shareholdings (i.e. stakes exceeding 5 percent) held by the German Federal Republic (approximately 31 percent) and Kreditanstalt für Wiederaufbau (KfW) (approximately 12 percent) are close to the stakes held by the same at the end of 2001. Approximately 11.6 million loyalty shares issued from the stake owned by the Federal Republic and KfW only marginally reduced this stake, keeping the free float (widely held shares) at around 57 percent.

Significant shareholdings

Widely held shares

Shareholder structure
as of December 31, 2002


Federal Republic 31 %
KfW 12 %
Institutional investors 37 %
Private investors 20 %

Geographical distribution of widely held shares
as of December 31, 2002


USA/Canada 27 %
Asia 6 %
Germany 41 %
Rest of Europe 28 %

Dialog with capital markets

Shareholders' meeting

Newsletter

Investor relations. Especially in a challenging trading environment, it is immensely important for a listed company to keep the capital markets informed of its corporate strategy and financial developments. It is equally important to establish and maintain open dialog with financial analysts and institutional and private investors worldwide. Deutsche Telekom's management team talked to institutional investors during eight roadshows in Germany, Europe, USA and Japan. Over 250 one-on-one meetings were held during these roadshows. In addition to the Investors' Day at CeBIT in Hanover, analysts' presentations and telephone conferences were held at the Company headquarters for the release of the quarterly, mid-year and year-end reports. The latter were broadcast to the public via the Internet. As in previous years, company executives again participated in major international investor conferences during 2002. At last year's shareholders' meeting in Cologne, the management spoke to around 10,500 investors. This meeting lasted 13 hours, making it the longest in company history. Internet coverage of the annual shareholders' meeting recorded over 50,000 hits. As part of our commitment to provide our investors with up-to-date and relevant corporate information, we have once again extended our Investor Relations online service. This open and transparent communication service ensures that our private investors have access to the same information as institutional investors. Another significant component of our open communication policy targeted at private investors is our T-Share forum (Forum T-Aktie, or FTA for short). The free company newsletter, "direkt", which usually appears quarterly, is another source of current and useful information about the Deutsche Telekom Group, its subsidiaries and associated companies. Anyone interested in the Company has instant access to up-to-the-minute information about Deutsche Telekom's business developments, strategy and prospects. Our FTA call center can be contacted weekdays from 8 a.m. to 8 p.m. at the German toll-free number 0800 33 02100 or by fax at 0800 33 01100.

The divisions


Advantage.
We're sticking to our goals.

T-Com. Focused on key growth areas.

- Revenue increase despite stiff competition and challenging economic times
- Confirmed status as mainstay of the Group with over 57 million subscriber lines – including ISDN channels – and revenue of EUR 30.2 billion
- Success story on broadband market continues with new T-DSL solutions
- Strong position in the Central and Eastern European telecommunications market

T-Com

	2002	2001**	Change
Total revenue in millions of €	30,198	29,419	779
Income/(loss) before taxes in millions of €	3,539	4,614	(1,075)
EBITDA (adjusted)* in millions of €	10,162	10,124	38
EBITDA* in millions of €	9,945	10,916	(971)
Employees	152,836	148,247	4,589

With around 57.5 million subscriber lines, including ISDN channels, the T-Com division is one of the largest fixed-network operators in Europe. Approximately 51 million of these lines, including ISDN channels, are provided to customers in Germany. T-Com has a highly diverse product and service offering for residential customers and small and medium-sized enterprises (SMEs) on the domestic market. Around 440,000 SMEs benefit from T-Com's end-to-end, integrated IT and telecom solutions. Shareholdings in MATÁV (Hungary), Hrvatske telekomunikacije (Croatia) and Slovenské Telekomunikácie (Slovakia) have given T-Com a foothold in Central and Eastern European markets. In its European operations, T-Com employed an average of 152,800 persons in 2002.

Faced with stiff competition, T-Com focused on consolidating its core business during 2002. Despite the restrictions imposed by the German regulatory authorities, rising sales of T-ISDN and T-DSL coupled with new pricing structures enabled T-Com to secure its revenue levels and enhance its customer image.

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

** Following the repositioning of the divisions T-Com and T-Systems, the prior-year figures for T-Com, T-Systems and Other units have been adjusted in line with the new structure.

Adjusted EBITDA stabilized. Despite the worldwide economic downturn and sluggish demand in the domestic market, T-Com succeeded in stabilizing its adjusted EBITDA. As of December 31, 2002, adjusted EBITDA was EUR 10.2 billion, increasing marginally over 2001 figures (EUR 10.1 billion). In 2001, EBITDA was adjusted to reflect the book profits of EUR 1.0 billion from sales, in particular the sale of the Baden-Württemberg regional cable company, and the EUR 0.2 billion allocated to pension accruals in the fourth quarter of 2001. The figure for 2002 was adjusted to allow for reserves to cover staffing cutbacks in Central and Eastern Europe (EUR 0.04 billion) and for increased accruals for pensions (EUR 0.2 billion).

Drop in income before taxes. Income before tax dropped by EUR 1.1 billion to EUR 3.5 billion during 2002. This decline can be attributed to a number of factors. Adjusted EBITDA increased by EUR 0.1 billion compared with the figure for 2001. However, if the special influences mentioned above are discounted, T-Com's EBITDA dropped by almost EUR 1 billion, affecting income before taxes accordingly. The other factors that contributed to the decline were an increase in depreciation and amortization caused mainly by the full consolidation of Hrvatske telekomunikacije for the first time (about EUR 0.2 billion), and to a rise in interest expense (EUR 0.2 billion). On a positive note, EBITDA gained from the lower valuation adjustments for loans and for associated companies of Kabel Deutschland GmbH, which were down by roughly EUR 0.2 billion compared with the previous year.

Increase in revenue from fixed-network core business. T-Com increased total revenue from EUR 29.4 billion at the close of 2001 to EUR 30.2 billion at the end of 2002 – an improvement of 2.6 percent. The German market was responsible for 87 percent of total revenue, and 13 percent of the revenue resulted from the shareholdings in Central and Eastern Europe appearing on T-Com's balance sheet. Revenue from international activities increased by 41 percent to EUR 3.9 billion.

International activities

Revenue from domestic business amounted to EUR 26.3 billion, a drop of 1.3 percent compared with the previous year's figure. T-Com succeeded, however, in stabilizing revenue from its core business, the fixed-network market. It achieved this through pricing policies in conjunction with strategic rebalancing and T-DSL innovations. In the second quarter of 2002, the increase in access revenues outweighed the decline in call revenues for the first time. Price reductions in the national carrier service business, the direct interconnection of mobile and competing networks, and the deconsolidation of the cable business in Baden-Württemberg all impacted negatively on total revenue figures.

National activities

T-DSL subscriptions marketed
(millions)


3.0
2.0
1.0
0.0
2.9 thousand
0.6
2.2
3.1
1999
2000
2001
2002

Broadband campaign drives innovation. The broadband campaign played a significant role in shaping positive developments during the year under review. This campaign included attractive offers such as new T-DSL packages with even higher transmission bandwidths. September 2002 saw the Germany-wide launch of T-DSL 1500, our premium product doubling the existing downstream T-DSL bandwidth to more than 1,536 kbit/s.

Growth strategy

The introduction of T-DSL via satellite opened up further sales opportunities and a host of technical enhancements further increased the availability of T-DSL in the fixed network. This enabled us to supply approximately 5 million more customers with T-DSL. Over 900,000 new customers opted for T-DSL in 2002. At year-end, T-Com had over 3.1 million T-DSL subscribers - an increase of about 40 percent on the previous year. This underscored T-Com's strategic goal of expanding the reach of its broadband services.

Innovative provider

Tapping new opportunities in broadband communications with WLAN. During the course of 2002, Deutsche Telekom developed an extensive range of wireless local area network (WLAN) products at attractive prices. These wireless networks enhance T-Com's broadband offering, tapping new revenue windows by meeting demands for convenience and mobility in the wireless home and wireless office markets. Ultimately, the goal is to position T-Com as a key innovative provider of WLAN for broadband access. T-Com plans to increase WLAN marketing efforts in 2003.



T-ISDN channels
(millions)
25
20
15
10
5
0
10.1
13.3
17.3
20.4
22.4
1998
1999
2000
2001
2002

Success story

Continued growth for T-ISDN. The upgrading of subscriber lines, in particular through the addition of high-speed T-DSL Internet access, was a major driver in the ongoing dynamic expansion of T-ISDN. The number of ISDN channels operated by T-Com in Germany reached 22.4 million in the period under review, topping the 2001 figures by almost ten percent. T-Com thus remains one of the leading ISDN providers in the global telecom market. Again, T-ISDN xxl was the most popular product.

T-DSL and T-ISDN terminals successful despite difficult market environment. T-Com's growth-focused strategy for T-DSL and T-ISDN also extended to terminal equipment. While maintaining a stable position in the market for ISDN telephones, we gained considerable ground in the ISDN PABXs segment. 2002 saw the expansion of our product portfolio to include various devices for T-DSL communications, ranging from plug-in cards for the PC to routers for WLANs.

Accessibility campaign in the fixed network. During 2002, T-Com channeled its efforts into generating added revenue from the increased use of telecommunications infrastructure and enhancing customer loyalty through greater convenience. To achieve these aims, T-Com introduced a series of measures to boost accessibility for fixed-network subscribers. Since September 2002, all T-Net and T-ISDN lines feature an automatic call-back service at no extra charge. The T-Net 100 package for new subscribers was extended to include call forwarding and the T-NetBox, our network-based digital answering machine. By the end of the year, the number of T-NetBoxes installed had risen by 94 percent to over 2.8 million. Also instrumental in boosting the popularity of the Deutsche Telekom network were the new features of the domestic directory enquiry service, especially the call connection facility. Almost every second caller is directly connected to the desired number.

SMS in the fixed network gains ground. T-Com posted increased call revenues from the increasingly popular Short Messaging Service (SMS). Text messages sent and received by customers using their fixed telephone line during 2002 totaled 31 million, an increase of 150 percent in the monthly SMS traffic from the fixed network over the same period. 2003 will see the launch of value-add services, including specific information facilities, aimed at extending the possibilities of SMS in the fixed network.

Partner of choice with service numbers. A wide selection of service numbers positions T-Com as the partner of choice for companies who use the telephone and other media to build lasting customer relationships. Large volumes of calls are handled by the T-VoteCall service and Deutsche Telekom's high-performance Mass Calling Platform. In the year under review, for example, calls from voters in the popular show series "Deutschland sucht den Superstar" (Who wants to be a superstar?) were handled by T-VoteCall.

More convenience for the customer, lower processing costs for T-Com with online billing. The online billing service proved extremely popular among customers in 2002. Deutsche Telekom customers can now access their billing data via the Internet and check their bills by computer. The number of online bills sent out monthly reached roughly 1.5 million by the end of the year under review. Online billing results in clear savings for T-Com, cutting expenditures on items such as postage and printing.

Savings

Landmark in move towards paid online content. Commercial availability of fee-based information and entertainment services is generally viewed as a major building block in the successful development of the Internet. Paid content also opens up new revenue possibilities. In 2002 T-Com presented the T-Pay online payment system, a trend-setting innovation for commercial use of the Internet. T-Pay encompasses four payment methods: Payment by the regular Deutsche Telekom bill, MicroMoney (the T-Pay virtual cash card), direct debit, and credit card payment, thus catering for the very different requirements of traders and private users.

Positioning as an all-round provider for SMEs. T-Com's 440,000 SME customers can pick from a comprehensive portfolio of products and solutions in all areas of IT and telecommunications. These include Internet solutions, end-to-end in-house networks including hardware, powerful security solutions and a wide spectrum of special rates for business clients. A new initiative targeted at SMEs is designed to increase the SME customer base.

Symmetric T-DSL option for high-volume data transmissions. Broadband services for business applications is one of the cornerstones of T-Com's SMEs offering. Building on its core solution, T-DSL Business (offering Internet access at a speed of up to 2.3 Mbit/s), T-Com introduced a symmetric T-DSL option during the year under review. This new service will be of particular interest to companies with high volumes of incoming and outgoing traffic as it enables users to send and receive data at the same speed.

Broadband services

BusinessPartnering for synergy effects across SMEs. T-Com launched the BusinessPartnering initiative in March 2002. It aims to promote and enable integrated IT and telecom solutions among SMEs. As part of the initiative, T-Com teams up with selected business partners with a view to ensuring the success of complex customer projects, at the same time tapping new revenue opportunities. Over 100 business partners had signed up for the scheme by the close of 2002.

Around the clock customer care. Focused predominantly on telephone marketing and complaint management, our Customer Care line is the most popular sales channel among residential customers. During the year under review, this channel managed to significantly increase its efficiency levels, achieving almost 100 percent same-day processing and consistently improving accessibility.

T-Punkt network continues to grow. Aimed at both residential and business customers, the T-Punkt network is one of the largest branch networks in the German telecommunications market. By the end of 2002, it had grown to some 400 T-Punkt shops and 100 T-Punkt Business shops. In addition to T-Com's broad offering of core T-ISDN and T-DSL products, T-Punkt shops also sell T-Online and T-Mobile solutions. Moreover, they stock various products from leading IT manufacturers.

Further increase in number of direct orders from Deutsche Telekom website. The number of Deutsche Telekom customers that used the Internet as an information and transaction channel rose significantly in 2002. The Deutsche Telekom website (www.telekom.de) registered some 21 million visitors and some 12 million prospective buyers visited the online shop. This corresponds to a 73 percent increase on the previous year. T-Com plans to further expand the Internet as a sales channel in 2003.

Indirect sales offers growing window of opportunity. Indirect sales of T-Com services accounted for a significant portion of fixed-network results, thus adding strong momentum to T-Com's growth-focused strategy. A new IT dealer strategy involving over 400 specialized dealers was particularly instrumental in opening up new possibilities for the distribution of Deutsche Telekom products.

Added momentum for HappyDigits. The HappyDigits bonus points system promotes customer loyalty by offering attractive gifts in return for points. The program was expanded in 2002 through the addition of Karstadt Quelle AG. The Tengelmann Group also joined the HappyDigits scheme at the start of 2003. Launched in November 2001, HappyDigits had attracted nine million customers by the close of 2002.

Customer focus

Carrier Services focus on national market. The Carrier Services department was restructured at the start of 2002. National carrier services activities were integrated into T-Com as of January 1, 2002. This line of business has 220 customers, including national network operators, telecom service providers for the public and Internet service providers. 150 of these customers have concluded carrier-specific agreements. Also significant are the various agreements with subsidiaries and associated companies within the Deutsche Telekom Group. These customers are supplied with fixed-network, Internet and mobile communications wholesale services. These include transmission paths for the backbones of mobile networks and alternative fixed-network operators.

Broadband wholesale products

In 2002, the carrier services offering was extended to include special broadband wholesale products for Internet service providers. These measures provide new revenue opportunities in the highly regulated national carrier services market.

Network for broadband communication systematically expanded. The rapid increase in T-DSL traffic was the main driver behind the systematic expansion of the broadband network during 2002. T-DSL now accounts for around 95 percent of total IP-based traffic. By October 2002, the monthly volume of traffic handled by the Deutsche Telekom IP network had risen from four to approximately 20 million GB year-on-year.

In the fall of 2002, the ten thousandth SDH (synchronous digital hierarchy) element was activated in the Deutsche Telekom network. SDH is T-Com's transport platform. It supports practically all digital communication – from leased lines through Internet to standard telephone communication. SDH guarantees almost 100 percent availability.

SDH

Improved T-Service quality. Through its nationwide network with some 220 locations, T-Service delivers over 20,000 service transactions on a daily basis. It also offers an extensive portfolio of customized service modules. The reach and strength of the T-Service organization was further improved during 2002. This was attributable in particular to alternative delivery methods (such as shipping of replacement devices to the customer in return for the old or defective device) and innovative services (such as user help desks, LAN and remote network management services). Customer satisfaction was greatly improved in all areas, including fault repair and installation. In addition, the ability to accommodate delivery or availability date requests rose by more than 30 percent.

T-Com consolidates strong position of Deutsche Telekom in Central and Eastern Europe. T-Com took systematic steps to prepare its various subsidiaries and associated companies for the increase in competition associated with market liberalization. The objective is to stabilize the fixed-network business and maintain the current growth path on the mobile communications side. The sharp rise in revenue and adjusted EBITDA reported for 2002 was partly attributable to the consolidation of Hrvatske telekomunikacije. This was the first year that Hrvatske telekomunikacije was fully consolidated. Revenue rose by approximately 41 percent to EUR 3.9 billion. Adjusted EBITDA was up 52 percent to a total of EUR 1.8 billion.

Deutsche Telekom holds a 59.5 percent stake in Hungary's leading telecommunications company, MATÁV. During 2002, MATÁV increased revenue by a sizable 13.6 percent to a total of EUR 2.5 billion. The fixed-line subscriber base stabilized in 2002 at 2.9 million. MATÁV managed to increase its mobile customer base by 37 percent to 3.4 million through its mobile communications subsidiary Westel.

MATÁV, Hungary

In Croatia, Deutsche Telekom has a 51 percent shareholding in Hrvatske telekomunikacije (HT). HT contributed approximately EUR 1 billion to total T-Com revenue during the 2002 financial year. During the course of the year, it consolidated its leading position in the fixed-network, mobile and Internet segments. The number of fixed-line connections rose by approximately 6 percent to 1.8 million, and the number of mobile customers by 30 percent to 1.2 million.

HT, Croatia

Deutsche Telekom also holds a 51 percent stake in Slovenské Telekomunikácie (ST) in Slovakia. ST accounted for EUR 0.4 billion of T-Com revenue. The number of fixed-network lines declined by around 5 percent to 1.4 million. This trend was heavily influenced by the move towards wireless connections. On the other hand, T-Com was ideally positioned to benefit from the enormous growth on the mobile communications market by virtue of ST's 51 percent shareholding in Eurotel. There was a 40 percent increase in the customer base in 2002 to 1.3 million. Online customers also increased by over 50 percent to a total of almost 70,000.

ST, Slovakia

Looking to further strengthen operating results in 2003. In 2003, T-Com will continue its systematic strategy aimed at improving operating results. It will achieve this through a streamlined portfolio and optimized development, marketing and sales processes for both products and services. These efficiency-enabling measures will free up certain staff members, who will be placed both within and beyond the company through the new Personnel Service Agency. At the same time, T-Com will continue to focus on upgrading subscriber lines from standard connections to broadband solutions. In addition, it will be supporting other divisions within the Group by supplying important upstream services for multimedia telecommunications services.

Goals


Hole in one
We offer each of our customers the perfect fit.

T-Systems. Customer-focused IT and telecom solutions for named accounts.

- One of Europe's leading providers of one-stop IT and telecom services
- Industry solutions meet customer-specific needs
- Improved earnings in focus
- Positive development of adjusted EBITDA*
- Innovative major projects for global customers

T-Systems

	2002	2001**	Change
Total revenue in millions of €	11,310	11,899	(589)
Income/(loss) before taxes in millions of €	(1,981)	(382)	(1,599)
EBITDA (adjusted)* in millions of €	1,151	886	265
EBITDA* in millions of €	753	875	(122)
Employees (average during year)	43,482	41,716	1,766

T-Systems serves Deutsche Telekom's national and international corporate customers. Key accounts include companies from large industries, industrial holding companies, international network carriers, and government and public authorities at both the federal and regional levels. T-Systems has branches and local companies in more than 20 countries and had an average of 43,482 employees in 2002.

The IT Services and Telecommunications Services units are responsible for service delivery and ongoing technical innovation. Cooperation between these units means that T-Systems can integrate IT and telecom solutions in existing systems, at the same time offering the latest security solutions (system integration).

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

** Following the repositioning of the divisions T-Com and T-Systems, the prior-year figures for T-Com, T-Systems and Other units have been adjusted in line with the new structure.

T-Systems' Global Computing Factory is the largest network of data centers in Europe, providing extensive IT services to its customers. Through the Global Computing Factory, T-Systems offers both computing and desktop operation and support services.

The Network Services units plans, builds and operates company-specific data and voice network solutions through its international network infrastructure, the Global Network Factory. T-Systems also cooperates with international network operators through the International Carrier Sales & Services unit.

Creating value for our customers. T-Systems develops IT and telecom solutions for corporate customers. These business solutions can help companies increase efficiency, concentrate on their core competencies and strengthen their competitiveness.

Full-service provider

T-Systems covers every link in a company's value chain, offering a one-stop planning, implementation and operation service for business solutions. It has the competence and resources to successfully handle large, complex projects at both national and international level. Sales and account management activities are organized around the needs of specific industries.

Reorganization

In the case of complex projects, T-Systems tailors planning, implementation and operation activities to individual customer needs. With a view to placing a priority on individual customer wishes, the company restructured its organization and processes, at the same time realigning customer care:

Account teams

- Account teams, put together to best support individual customer needs, are now responsible for global account management worldwide. This helps T-Systems better meet the specific needs of large, global customers with complex IT and telecom projects.

Industry focus

- The key account organization has been structured to focus on the needs of companies operating in specific areas (telecommunications, services & finance, public & healthcare, manufacturing). Customers benefit from the industry insights of their account contact, also confident in the knowledge that any IT and telecom solution they purchase has been tailored to the needs of their industry.

Sluggish market. Development of the European IT and telecom markets did not meet expectations in 2002. However, most international analysts predict that the market for integrated IT and telecom solutions will experience above-average demand in the long term.

Many IT and telecom service providers did not survive the economic downturn. Observers believe that established providers will benefit from this consolidation process.

Goals

Given the difficult market climate, T-Systems International GmbH concentrated on laying a solid foundation for future growth during the 2002 financial year. Activities focused on securing market position, strengthening competitiveness, leveraging internal synergies and increasing efficiency. Thanks to these measures, T-Systems weathered the economic turbulence to maintain its strong position.

Drop in revenue and earnings. In keeping with the general market trend, T-Systems posted a slight drop in revenue (down to approximately EUR 11.3 billion from approximately EUR 11.9 billion in 2001). This was mainly attributable to general cuts in IT and telecom budget spending as well as a widespread tendency to postpone IT projects. However, the decline was curtailed by revenue generated from business with new corporate customers.

A loss before taxes was posted of EUR 2 billion. This represents a significant decline compared to last year's figure (2001: loss of EUR 0.4 billion). The decline was largely accounted for by restructuring costs (EUR 0.4 billion) and by the nonscheduled write-downs of goodwill (mostly SIRIS) and tangible assets (totaling EUR 0.6 billion). Both resulted from activities undertaken following a strategic review in the third quarter of 2002. The results were also influenced by the non-scheduled write-down of maritime cable systems in the North Atlantic/Pacific (EUR 0.2 billion) as well as additional scheduled amortization of goodwill (EUR 0.3 billion) following acquisition of the remaining 49.9 percent stake in T-Systems ITS GmbH (formerly debis Systemhaus). Acquisition of the remaining shareholding also impacted negatively on net interest income in 2002 (down EUR 0.2 billion).

Adjusted EBITDA up. Unadjusted EBITDA fell from EUR 0.9 billion in 2001 to EUR 0.8 billion in the year under review.

Adjusted EBITDA, however, showed a positive trend in 2002. Compared with last year, it grew about 30 percent to around EUR 1.2 billion, not including the EUR 0.4 billion for restructuring activities following the strategy review mentioned above. This result clearly underpins T-Systems' successful leveraging of synergy effects during the year under review.

Legal integration concluded. On March 4, 2002, T-Systems International GmbH acquired the remaining 49.9 percent of T-Systems ITS GmbH, formerly debis Systemhaus, from DaimlerChrysler Services AG. The total purchase price was EUR 5.4 billion. On December 12, 2002, T Systems ITS GmbH and T-Systems International GmbH were merged. The resulting T-Systems International GmbH is a wholly owned subsidiary of Deutsche Telekom AG.

New management and technology consulting company. The merger of two consulting firms, Diebold (formerly a debis Systemhaus company) and DETECON (formerly a Deutsche Telekom subsidiary), on August 1, 2002 resulted in a new management and technology consulting firm. This new company operates under the name Detecon International GmbH and is a subsidiary of T-Systems International GmbH.

Konrad F. Reiss new Chairman of T-Systems. In January 2003, Deutsche Telekom appointed Konrad F. Reiss to the Group's Board of Management with responsibility for the T-Systems division. The Supervisory Board of T-Systems International GmbH nominated him Chairman of the T-Systems Board of Management.

Promising solutions in the field of outsourcing. The outsourcing of IT and tele-com services continued to gain popularity in 2002. It is anticipated that this trend will gather further momentum in 2003. Outsourcing allows companies to lower costs, increase efficiency in their business processes and focus on their core competencies. T-Systems benefited from the increased demand for outsourced services.

Several leading companies and public authorities outsourced operation and management of their IT and telecom solutions to T-Systems. These include Rosenthal, the German Federal Employment Agency, as well as the fish and seafood specialist Deutsche See. T-Mobile International AG also entrusted its IT operations in Germany, Great Britain and Austria to T-Systems.

T-Systems took over the Belgian Agfa Group's data centers in the USA and has been responsible for operations ever since. T-Systems also manages approximately 3,200 PC workstations and assumed management of about 400 IT workstations in various Agfa locations in Southeast Asia at the end of 2002.

The trend towards outsourcing improved capacity utilization of T-Systems data centers. As a result, computer performance (measured in millions of instructions per second or MIPS) grew over 17 percent compared with 2001 to about 93,000 MIPS. This means that T-Systems ranks number 2 worldwide in terms of computing horsepower.

The number of servers operated by T-Systems grew about 15 percent to 27,409. Desktop services also expanded, with the number of desktops managed and serviced up 23.5 percent to over 1.2 million at the close of 2002. The system integration segment also posted steady growth: T-Systems billed 11.6 million hours, compared with 11.4 million in the previous year.

Large corporate customers benefit from industry focus. T-Systems' focus on industry segments played a key role in securing important projects from top companies. The regional state of Baden-Württemberg, for example, selected T-Systems to implement the first European integrated IT-based management system for a government agency that supports all administrative levels. New management tools help government staff plan, control and track the work, methodologies and goals of the various state agencies more effectively and efficiently than before.

IT-based management system

In Spain, T-Systems won a substantial e-government project. It will integrate a total of 88 customized e-government services into the existing system in the Catalan region. Additional services, such as an online purchasing system, are planned.

E-government project



T-Systems is also active in the trade and services segment with a large project for BayWa AG. This project involved building a Wide Area Network (WAN) which links the Munich headquarters with about 300 offices of BayWa AG. From these locations, employees can access central data, software and the company's merchandise information system.

WAN

In the financial and insurance sector, T-Systems built a powerful, high-speed network for the German insurance group LVM. This network provides around 6,000 employees (in-house and field staff) with fast, secure access to central software and data. Thanks to a mobile solution from T-Mobile, field workers enjoy remote access to customer and policy information.

E-business

BARMER, Germany's largest health insurance provider, chose T-Systems to develop a platform for various e-business applications. The project included an extensive defense system against viruses, a firewall and web hosting services. The platform also serves as BARMER's communications hub for all external e-mail traffic.

Satellite positioning system

T-Systems is also involved in the transportation and travel segment. Together with transportdata AG, T-Systems developed a sophisticated satellite positioning system for DB Cargo AG, the freight arm of German rail operator Deutsche Bahn AG. This solution enables the monitoring of about 13,000 freight cars and trains throughout Europe. For the first time, the exact location of freight cars can be pinpointed outside Germany.

The German federal election in 2002 gave T-Systems the perfect opportunity to prove its competence in the media and broadcast industry. T-Systems managed and serviced around 60 television linkups, 110 voice lines, 50 satellite connections and over 500 T-ISDN telephone lines for public and private TV channels, radio stations and news agencies.

T-Systems established an international WAN for the European Aeronautic Defense and Space Company (EADS). This WAN connects more than 100,000 employees across over 70 locations.

International carrier sales and service

International carrier sales and service showed extremely positive development during the year under review. In particular, T-Systems expanded its share of the international voice traffic market. It also strengthened its position on the global voice over IP market.

Group synergy effect. T-Systems benefits from cooperation with the other Deutsche Telekom Group divisions T-Com, T-Mobile and T-Online, and at the same time makes a valuable contribution to their business activities.

The division uses the domestic fixed-network products from T-Com, while T-Com markets solution modules and services from T-Systems to small and medium-sized enterprise customers.

Building on T-Mobile's innovative mobile technologies, T-Systems develops complex applications for Deutsche Telekom's key accounts. These include connecting field workers to corporate networks and mobile offices in cars. T-Mobile, on the other hand, uses the central databases created by T-Systems for mobile service operators. This enables mobile customers to keep the same phone numbers when they change provider.

Highway toll system

Cross-division collaboration enabled a consortium consisting of Deutsche Telekom AG, Daimler-Chrysler and Cofiroute to win a major strategic project in 2002. The project involves designing and building a technical system to collect highway tolls for trucks. The four divisions will work closely to create an innovative solution using IT applications as well as fixed and mobile network components. T Systems will provide data center services and IT/telecom solutions. It will also offer consulting services for the entire technical integration of the project.





Pole position.
We've got big plans.

T-Mobile: Clear goals for the international mobile communications market.

- Successful introduction of T-Mobile brand in four key European markets and USA
- Significant increase in revenue and EBITDA*
- High nonscheduled write-downs resulting in lower income before taxes
- Positive development of mobile data communications
- Building of UMTS network started

T-Mobile

	2002	2001	Change
Total revenue in millions of €	19,735	14,637	5,098
Income/(loss) before taxes in millions of €	(23,679)	(6,399)	(17,280)
EBITDA* in millions of €	5,038	3,137	1,901
Employees	38,943	30,124	8,819

Rebranding

T-Mobile International focused on rebranding in key European markets (Germany, Austria, Great Britain and the Czech Republic) and in the United States during the 2002 financial year. T-Mobile, the international brand for mobile communications, was successfully introduced in these countries and will be introduced in other countries during the current financial year. The Dutch subsidiary Ben was renamed T-Mobile Netherlands B.V. in February 2003. In addition to rebranding, T-Mobile International also concentrated on expanding its mobile data communications portfolio and strengthening its position as one of the leading mobile communications service providers worldwide.

Goals

During the current financial year, the company plans to further improve performance and make a contribution to reducing the Deutsche Telekom Group debt through cash flow growth.

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

One of the world's leading mobile providers. Deutsche Telekom bundles its main mobile communications activities in its holding company, T-Mobile International AG, which targets dynamic growth markets in Europe and the USA. T-Mobile has subsidiaries and associated companies in eight countries worldwide. The network operators T-Mobile Deutschland GmbH (Germany), T-Mobile Austria GmbH (Austria), T-Mobile UK Ltd. (United Kingdom), T-Mobile USA, Inc. (USA) and T-Mobile Netherlands B.V. (formerly: Ben, Netherlands) are wholly owned subsidiaries of T-Mobile International AG. The holding company also has a majority stake in the mobile communications provider RadioMobil a.s. (Czech Republic). Furthermore, the company has shareholdings in Russia (MTS) and Poland (Polska Telefonia Cyfrowa, PTC).

Deutsche Telekom has other mobile communications shareholdings in Hungary (Westel, through MATÁV), in Slovakia (EuroTel Bratislava, through Slovak Telekom), Croatia (Hrvatske telekomunikacije, HT mobile), Malaysia (celcom) and the Philippines (Globe Tel). In May 2002, the 25 percent share in the Indonesian mobile provider PT Satelindo was sold to the state-owned PT Indosat. Thanks to this portfolio of direct and indirect shareholdings, Deutsche Telekom is active in 18 mobile communications markets. Deutsche Telekom's various minority- and majority-owned companies now serve 82 million customers worldwide.

Total number of subscribers based on fully consolidated and other mobile communications subsidiaries and associated companies
(millions)


80
70
60
50
40
30
20
10
0
5.8
20.3
42.1
66.9
81.7
1998
1999
2000
2001
2002

Positive development of revenue and EBITDA. In the 2002 financial year, T-Mobile strengthened its position in nearly all markets. Total revenue increased from EUR 14.6 billion in the previous year to EUR 19.7 billion. EBITDA increased to EUR 5 billion (from EUR 3.1 billion). This represents an increase of approximately 61 percent over the previous year. The number of employees at the end of December was 41,597 compared with 38,025 at the end of 2001.

Drop in income before taxes. As a result of the strategic review, which led to non-scheduled write-downs of goodwill and mobile communication licenses, a loss before taxes was posted of EUR 23.7 billion. The corresponding figure for last year was EUR 6.4 billion.

Rebranding campaign and innovative multimedia services set the scene for new growth. The objective of the extensive rebranding project in 2002 was to establish the T-Mobile brand firmly on the markets. The German subsidiary changed its name to T-Mobile Deutschland GmbH in February 2002. On "T-Mobile Day" (April 18, 2002), the remaining brands in Great Britain, Austria and the Czech Republic were renamed. T-Mobile marked the launches in Great Britain, Austria and the Czech Republic with three simultaneous press conferences and events in London, Vienna and Prague. In September 2002, VoiceStream became T-Mobile USA.

MMS

The T-Mobile brand offers its customers a broad range of innovative products and services, including roaming services for GSM and GPRS platforms and a large selection of the latest terminal devices. Much of the company's success is built on the early adoption of new technologies and services. The Deutsche Telekom mobile communications subsidiary Westel (in Hungary), for example, was the first European network operator to introduce the Multimedia Messaging Service (MMS) in April 2002. MMS supports multimedia messages containing text, photos, animated graphics, sound, and even short video clips. T-Mobile was among the first mobile communications providers worldwide to offer video messaging in 2002. All of T-Mobile's wholly owned subsidiaries and the associated companies in Hungary, Croatia, Poland and Slovakia currently offer MMS.

Mobile Access Portal

Mobile Service Portal

Mobile data communications gain ground. During 2002, demand for SMS (Short Message Service) and MMS mobile data services and for mobile office solutions gained considerable momentum. To meet these needs, T-Mobile launched a broad range of new services, solutions and devices. For corporate customers, T-Mobile introduced the Mobile Access Portal and the Mobile Service Portal solutions which enable quick, easy and effective mobile data communications. The Mobile Access Portal offers employees who are away from the office convenient and fast access to their company network and additional mobile applica tions using GPRS-capable devices (such as mobile phones, PDAs or notebooks). Through the Mobile Service Portal, T-Mobile provides full-service office application hosting. The Mobile Service Portal infrastructure gives employees easy access to applications such as e-mail and a personal planner. Targeted in particular at small and medium-sized enterprises (SMEs), this service relieves companies of the time-consuming tasks involved in linking mobile staff to the in-house communications network.

BlackBerry Solution

In 2002, T-Mobile launched three innovative mobile devices, the BlackBerry Solution, T-Mobile MDA (Mobile Digital Assistant) and T-Mobile Sidekick (only in USA). The BlackBerry Solution gives employees who are away from office fast, efficient access to e-mail and personal planner functionality using a RIM BlackBerry wireless handheld. An outstanding feature of this solution is the "push function", which automatically forwards copies of e-mails to the handheld as soon as they are received by the user's office mail account. GPRS (General Packet Radio Service) wireless technology is used to forward the e-mails as they arrive.

T-Mobile MDA

T-Mobile MDA offers similar functionality. This device combines the benefits of a PDA with a cell phone and GPRS technology. It can be used to access e-mails and personal planner data as well as online content from an intranet or the T-Mobile WAP portal.

T-Mobile Sidekick

T-Mobile Sidekick, which is currently only available in the United States, lets T-Mobile customers surf the web, send and receive e-mails, chat using the Instant Messenger service, play games, take photos and send them via e-mail or simply make a telephone call.

t-zones

T-Mobile gives its customers access to extensive information and entertainment content using an MDA, PDA or WAP-enabled cell phone. The t-zones mobile data portal is currently available in six countries – Germany, Austria, Great Britain, the Czech Republic and the USA. Each month, over 10 million users in Europe alone take advantage of the interesting content on offer. T-Mobile has completely integrated T-Motion plc, formerly a joint venture, giving T-Mobile full control over application and content management. T-Online and t-info partners from the Deutsche Telekom Group provide content for mobile data services. This is complemented by content from other renowned companies such as the Walt Disney Internet Group, Sony Pictures Digital, the Financial Times, Dow Jones, the Wall Street Journal and Sky Sports. The portal offers dedicated zones for t-info, t-news, t-finance, t-sports, t-games and t-music.



Subscriber growth

T-Mobile USA drives increase in customer base. The T-Mobile subsidiary in the USA was largely instrumental in increasing customer numbers in the 2002 financial year. In the fourth quarter alone, the number of T-Mobile USA subscribers grew by more than one million. The total number of T-Mobile USA subscribers as of December 31, 2002 was 9.9 million, compared with 7 million at the end of 2001. This places T-Mobile USA at the forefront of the American mobile communications market in terms of new customers (net additions). T-Mobile USA not only increased its customer base, it also improved its customer mix. The proportion of postpay (contract) subscribers at the end of 2002 reached 86 percent, compared with 74 percent at the close of 2001. The consolidated share of revenue rose to EUR 6.1 billion in 2002, compared with EUR 2.8 billion in 2001, when T-Mobile USA had only been consolidated for seven months.

T-Mobile USA is the only nationwide carrier in the United States providing exclusively GSM services. T-Mobile USA entered into a joint venture with Cingular Wireless to share and jointly expand network infrastructure in California, Nevada and New York. The two companies are confident that they will save hundreds of millions of dollars in investment and operating costs through the joint venture. T-Mobile USA's digital network now reaches over 210 million people and, together with its partners, has licensing coverage for over 95 percent of the American population.

Wireless LAN

With over 2,200 HotSpot locations, concentrated mainly in the USA, T-Mobile International is positioned as one of the leading WLAN (Wireless Local Area Network) providers worldwide. WLANs give mobile users access to the Internet and corporate networks at speeds several times faster than those of an ISDN connection.

T-Mobile Deutschland builds on leading market position. The largest T-Mobile International subsidiary, T-Mobile Deutschland, further built on its leading position in the German mobile communications market in 2002. At year end, it boasted a market share of over 41 percent and a subscriber base of around 24.6 million (compared with 23.1 million in December of the previous year). Revenue increased from EUR 7.1 billion in 2001 to EUR 7.8 billion.

Innovation leader

In 2002, T-Mobile Deutschland reinforced its status as an innovation leader on the German mobile communications market. In February 2002, it was the first T-Mobile Group member to introduce Java-based services. This standard programming language enables games and other graphic-intensive applications such as logos and screensavers to be downloaded to a Java-enabled cell phone. During the summer, T-Mobile Deutschland launched its MMS service and, in September, it was the first European provider to offer video messaging.

In November, T-Mobile Deutschland was the first German network operator to introduce a public WLAN service.

Subscriber growth

T-Mobile UK strengthens position in the UK market. With some 12.5 million customers (2001: 10.4 million), T-Mobile UK is the third largest mobile communications provider in Great Britain. This figure also includes 2.4 million subscribers of the joint venture, Virgin mobile. T-Mobile UK systematically increased its reach and offering depth during 2002.

It was the first British mobile communications provider to offer free voicemail as part of its standard service for all customers, and the first to offer free calling time as part of its monthly subscription charge. T-Mobile UK's rates are also more closely aligned with customer needs. In July 2002, it introduced a new rate option which allows customers to choose the wireless rate that best fits their usage pattern.

A host of new services introduced during 2002 bear testimony to T-Mobile UK's strong innovative drive. These included the "Everyone" rate plan, for the first time allowing subscribers to call any UK network for free from their monthly call allowance. In the summer, T-Mobile UK and T-Mobile Deutschland started a WLAN pilot project simultaneously. Two Starbucks coffeehouses in London were equipped with the enabling technology. In November, T Mobile UK was the first mobile communications carrier to introduce the new version of the BlackBerry Solution in Europe.

UMTS

In preparation for UMTS (Universal Mobile Telecommunications System), T-Mobile UK is working closely with other T-Mobile subsidiaries to develop third-generation mobile communication services. T-Mobile UK posted revenue of EUR 4.0 billion in the year under review, compared with EUR 3.3 billion the previous year. In the first quarter of 2003, the company made further adjustments to its subscriber base.

Highly successful rebranding at T-Mobile Austria. T-Mobile's Austrian subsidiary concentrated on the introduction of the T-Mobile brand during the year under review. This introduction surpassed all expectations. In April, the month of the rebranding, T-Mobile Austria showed a higher growth in its customer base than any other provider in the Austrian market. The customer churn rate in the months following the rebranding was at its lowest since the company was launched, clearly demonstrating the far-reaching benefits of a single international brand. In September, only five months after the launch, the brand awareness reached an impressive 92 percent. Another important development in 2002 was the introduction of innovative rate plans for residential customers and mobile office communications solutions. For business customers, the focus was on the introduction of IP-VPN (Virtual Private Network) and mobile office services. Additionally, T-Mobile Austria introduced future-oriented technologies such as MMS and WLAN.

Growth in customer base

Despite increased competition in the Austrian mobile communications market and comprehensive adjustment of the customer base during 2002, T-Mobile Austria consolidated its position as the number two mobile communications provider on the Austrian market. The number of subscribers remained stable at about 2.0 million, compared with 2.1 million at the end of 2001.

T-Mobile Netherlands (formerly Ben) moves to number three in the Netherlands. At the close of 2002, T-Mobile Netherlands had 1.4 million subscribers (2001: 1.2 million), making it the third largest of five mobile communications operators in the Netherlands. Of the total customer base, approximately 45 percent are postpay customers, giving the T-Mobile subsidiary the best customer mix among Dutch mobile service providers. Since September 2002, T-Mobile Netherlands has been a wholly-owned subsidiary of T-Mobile International and on February 25, 2003, Ben was renamed T-Mobile Netherlands B.V..

Customer mix

RadioMobil maintains position. RadioMobil maintained its position as the Czech Republic's second largest operator of mobile communications networks. Some 3.5 million customers telephoned over this subsidiary's network in 2002. This represented an increase of over 0.6 million compared with 2001. On T-Mobile Day in April, the company changed its brand name from "Paegas" to T-Mobile. Under this brand, RadioMobil introduced a range of innovative services, including MMS and video messaging, during 2002.

MTS more than doubles subscriber base. During 2002, OJCS Mobile TeleSystems (MTS) became the leading provider of GSM-based mobile communication services in Eastern Europe. This listed company recorded a significant increase in subscribers once again. By the end of December, 6.6 million people had placed calls in the MTS network, compared to 2.7 million in the previous year. In November 2002, MTS finished its acquisition of Ukrainian Mobile Communications (UMC). As part of this deal, Deutsche Telekom also sold its 16.3 percent share of UMC to MTS.

Subscriber growth

Market leader

MTS is the market leader in Russia and also in the Moscow license area, the key market in Russia. It covers the city of Moscow as well as the Greater Moscow region, with its combined population of 15 million. In this area, which has a penetration rate of approximately 15 percent, MTS is the market leader with more than 50 percent of all mobile subscribers.

PTC receives awards for network and service quality. T-Mobile International's Polish subsidiary, Polska Telefonia Cyfrowa (PTC), had a total of 4.9 million customers at the close of 2002 (2001: 3.8 million). It thus remained Poland's leading mobile communications operator. During 2002, the company focused in particular on high-quality services and innovative technologies. It received multiple awards in acknowledgement of its efforts in this area. These included the international Certificate of Industrial Security for its GSM network. And in November, readers of the "Komputer Swiat" computer magazine voted PTC's ERA GSM network the best mobile communications network in the country.

Market leader

Full steam ahead for UMTS networks. During 2002, T-Mobile Deutschland systematically continued its preparations for UMTS. The Universal Mobile Telecommunications System will be officially launched in 2003.

As early as June 2002, T-Mobile, together with its partners, presented the first UMTS pilot car worldwide in Berlin. Equipped for multimedia wireless applications, the car demonstrated a variety of mobile information and communication services during the journey. High-speed communication in the UMTS network enabled video-conferencing, Internet access, e-mail traffic and other office applications.

The T-Mobile subsidiaries are collaborating closely to build UMTS networks. They are also working with other network operators outside the T-Mobile group of companies. In May 2002, T-Mobile Netherlands and Dutchtone formed a joint venture aimed at building a UMTS infrastructure in the Netherlands. The aim of collaborative UMTS projects in the Netherlands is to bring third-generation communication services to market faster and to generate significant cost efficiencies. And in September 2001, T-Mobile and mmO_2 concluded a cooperation agreement focusing on UMTS networks in Germany and Great Britain. As part of an extension of this cooperation agreed upon in February 2003, customers of O_2 will be able to use T-Mobile's UMTS network beyond the infrastructure requirements to be met by their own operator.

Cooperation

In preparation for UMTS, T-Mobile Deutschland completed expansion of the GSM network by the end of the 2002 financial year. With some 18,000 network sites and over 98 percent coverage, the GSM network is now available almost nationwide in Germany. T-Mobile Deutschland will be concentrating on upgrading and expanding the UMTS infrastructure during the current financial year. The technical UMTS infrastructure was in place in 75 German cities by the end of 2002. This is set to increase to some 200 German cities for the introduction of UMTS service in 2003.

UMTS infrastructure




Freestyle.

T-Online. On target for an Internet media network.

- Positive EBITDA* as early as first half of 2002
- Depth of Internet media network content offering extended
- Solid foundation for pan-European broadband services with almost 2.8 million T-Online DSL subscribers
- Successful launch of T-Online Vision
- Introduction of a broad range of attractive paid-content services

T-Online

	2002	2001	Change
Total revenue in millions of €	1,830	1,449	381
Income/(loss) before taxes in millions of €	9	(233)	242
EBITDA* in millions of €	207	(78)	285
Employees	2,765	3,008	(243)

Deutsche Telekom includes in the T-Online division not only the business of T-Online International AG, but also the business of DeTeMedien. The following text focuses on the activities of T-Online International AG.

Position in the European Internet market strengthened. With over 12.2 million subscribers and revenue of approximately EUR 1.58 billion for the 2002 financial year, T-Online International AG remains a major player among European Internet service providers. In the German market, T-Online retained its leading position, with 9.96 million subscribers at year-end. In keeping with T-Online's growth strategy, international subsidiaries Club Internet (France), Ya.com (Spain) and T-Online.at (Austria) also capitalized on the rapid expansion of the broadband market to increase their customer base and extend the reach of their portals in 2002. Key growth drivers for the T-Online group of companies in 2002 were user-focused Internet access services, a broad range of both free and fee-based value-added services for residential and corporate customers and the dynamic expansion of its portal offering.

Growth drivers

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.


Total number of T-Online subscribers
(millions)
12
10
8
6
4
2
0
2.7
4.2
7.9
10.7
12.2
1998
1999
2000
2001
2002

Positive EBITDA and increased reach. Despite the general economic downturn in the year under review, T-Online succeeded in further increasing efficiency levels and moving towards profitability as it continued to expand. At EUR 104 million, EBITDA for 2002 was up EUR 293 million on the previous year's figure. This positive development was fuelled by profitable expansion of the customer base, a rise in online time and increased non-access revenues. T-Online boasted 12.2 million subscribers by the end of the year under review (14.9 percent increase on 2001). The number of T-Online subscribers in Germany rose from 8.76 million to 9.96 million. And the group's foreign subsidiaries also recorded a solid increase in customer figures in the period under review. The number of subscribers in France, for example, increased by 32.52 percent on the 2001 figure.

Subscriber growth

T-Online further strengthened its position as the leading German Internet portal. At year end, the unique audience figures (home & work) for the T-Online domain stood at 14.2 million. This means that T-Online reached more than 62 percent of German Internet users on an average monthly basis. Due to rising customer numbers, increased online time and a usage-based tariff-rate policy, the access segment remained the strongest revenue engine in 2002. Revenue generated by this line of business was up 31.4 percent to EUR 1,245 million. The T-Online group of companies also posted a 76 percent increase in non-access revenue (from EUR 193 million to EUR 339 million). Non-access business thus accounted for approximately 21.4 percent of total revenue. This increase was predominantly a result of the ever-expanding popularity and reach of T-Online portals, resulting in longer periods spent online.

Revenue driver

T-Online shares caught in economic turbulence. The performance of T-Online shares in 2002 followed general developments in the world economy. Economic downturn and falling prices on international stock exchanges placed considerable pressure on the Neuer Markt. And fears of recession exasperated what was already a difficult market environment. Even T-Online International AG's results for the first half of the year, which were favorably received on capital markets, failed to stop the general downward trend. T-Online shares were valued at EUR 5.32 (based on Xetra closing prices) at the end of the year under review.

[1] Source: Nielsen/NetRatings

T-DSL offering heralds broadband future. Internet access business in 2002 was driven by the systematic marketing of DSL-enabled broadband services. By the end of 2002, T-DSL already accounted for over 85 percent of all online time in Germany and the number of T-Online's T-DSL subscribers in Germany had increased to 2.6 million (as at December 31, 2002). T-Online thus consolidated its status as an outstanding platform for multimedia applications. An important factor influencing the growth of the T-DSL subscriber base was T-Online's usage-based tariff-rate policy. In addition to the "T-Online dsl flat" rate (used by roughly two thirds of DSL users), T-Online offers a number of different volume-based rate plans. Special rate options were also introduced for residential and business customers.

Rate options

Existing rate plans were also reviewed systematically in 2002, which proved beneficial to the large majority of T-Online customers. In addition to T-DSL, the "T-Online surftime" tariff and the popular "T-Online eco" tariff also made a significant contribution to T-Online's success during the period under review. Key to the success of the access business was the improved utilization – and cost efficiency – of network capacity. This was achieved by actively promoting the use of T-Online products particularly during non-peak periods. T-Online also focused on expanding the broadband services of its international subsidiaries. T-Online France (operating under the name "Club Internet") was one of the first providers to market DSL-based access for private subscribers. Its broadband customer base increased more than fivefold during 2002 compared with the previous year's figure. T-Online France has now advanced to second place on the French broadband Internet market and benefits considerably from growth in this area.

Access business

Successful positioning as an Internet media network. The availability of attractive multimedia information and entertainment services is set to shape the future success of the broadband market. T-Online bundled such services to form T-Online Vision, which went live at CeBIT 2002. It offers users live shows, movie trailers, music videos, TV formats and much more. It has already proved a great success. A Bon Jovi concert shown exclusively on T-Online Vision, for example, was watched by 75,000 viewers. This wide broadband strategy extending to entertainment content clearly differentiates T-Online from the competition.

T-Online Vision

Additional growth areas

To tap additional growth areas, T-Online entered into further cooperation agreements with established content providers in 2002. One of the most successful of these was bild.t-online, a joint venture with publishing house Axel Springer, which went live in May 2002 and is now Germany's most popular general interest portal. The portal had received in the region of 250 million hits by the end of the year under review. T-Online also extended its lifestyle content through an agreement with the magazine Bunte, which resulted in the launch of the joint portal www.bunte.t-online.de.

T-Online aims to offer a unique Internet experience. Not only did it expand its Internet content offering in 2002, it also introduced fixed program slots such as expert/celebrity chats.

Multi-access portals guide the user. Cross-media availability of content is a key success factor in the future expansion of T-Online's content offering. T-Online customers already enjoy access to T-Online content over narrowband and broadband wired and wireless connections. This will be extended to include access via television. Launched in June 2002, the multi-access portals are designed to guide the user through the content maze.

Successful positioning of new business model. Complementing its positioning as an Internet media network, T-Online increased its profile as a provider of paid content. This line of business benefits from T-Online's broad customer base and wide reach. At the close of 2002, the unique audience figures (home & work) had already reached 14.2 million. Unique audience refers to the number of different users who have visited a website at least once during a specified time period. This means that T-Online reached more than 62 percent of German-speaking Internet users on an average monthly basis. The reach of T-Online's portal network is greater than that of competing providers.

Paid content

In January 2002, T-Online launched its first paid-content service. By the end of the year, the company was offering more than 3,000 content items in more than 100 different categories. Most of this was practical information such as product reviews, tips on tax returns and business advice. The billing arrangements between T-Online International AG and its customers (through Deutsche Telekom) are crucial to the successful development of the emerging paid-content market. In cooperation with DeTeCardService GmbH, an alternative payment method (MicroMoney) was introduced to enable customers who have not yet subscribed to T-Online to take advantage of T-Online's exclusive content.

Online services with high value-add. Paid-content premium services evolved into a strategic cornerstone for the T-Online group of companies in 2002. These services are billed on a monthly or pay-per-use basis.

The T-Online Business area was significantly extended to include new Internet solutions such as Web hosting, shopping, security and office applications. The Business Directory, for example, is a comprehensive digital catalog providing excellent reference material for business users' Websites.

Portal marketing stepped up. By offering an extended and diversified marketing portfolio, T-Online strengthened its position as a leading online advertising medium. The high bandwidth of the broadband portal T-Online Vision in particular offers advertisers a powerful platform for innovative advertising formats.

Broadband portal

E-commerce goes broadband. T-Online continued to drive e-commerce activities during 2002. As part of this initiative, T-Online's shopping portal underwent a facelift to help users navigate more easily through the varied range of products and services offered by more than 200 shopping partners. The first shopping show in broadband format was transmitted on T-Online Vision in November 2002. The first company-owned T-Online shop opened its doors in October 2002. The shop offers around 130 selected brand-name products, including notebook computers. The T-Online group of companies tapped one of the fastest-growing e-commerce segments by acquiring a holding in booxtra in 2002. booxtra is now one of the most profitable online book stores on the German market.

Content strategy to drive growth. T-Online will continue to focus heavily on its content strategy during 2003. The ongoing development and successful marketing of commercial and paid content services are set to play a pivotal role in achieving efficiency and revenue targets. To drive new growth in the Internet market, T-Online will be building on broadband technology and cross-media service delivery to create innovative, competitive products and services.

Goals

Multiple disciplines.

We stay focused even when the heat is on.





2002





Other. Significant progress on consolidation front.

- EUR 1.7 billion realized from the sale of Group-held real estate
- Progress in sale of minority shareholdings
- Cost savings through online billing
- Sale of T-Online shares helps reduce debt

Other

	2002	2001**	Change
Total revenue in millions of €	4,411	5,114	(703)
Income/(loss) before taxes in millions of €	(4,454)	352	(4,806)
EBITDA (adjusted)* in millions of €	30	1,119	(1,089)
EBITDA* in millions of €	447	3,267	(2,820)
Employees	17,870	18,565	(695)

As part of its four-pillar strategy, the Deutsche Telekom Group assigned the main growth segments within the telecom industry to corresponding divisions within the Company. Group headquarters and the individual subsidiaries are now significantly leaner and focus more on cross-division management functions that support the Group's growth strategy. Headquarters (including the Treasury function) now also manages shared services, including real estate, billing and fleet management services (DeTeFleetServices GmbH), the new Personnel Service Agency (PSA) and an array of competence centers and other Group subsidiaries and associated companies.

* EBITDA and EBITDA adjusted for special influences are pro forma figures that are not part of German or U.S. GAAP. They should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. For important information about adjusted EBITDA please refer to the chapter on "Reconciliation to pro forma figures" starting on page 110.

** Following the repositioning of the divisions T-Com and T-Systems, the prior-year figures for T-Com, T-Systems and Other units have been adjusted in line with the new structure.

Real estate portfolio accelerates consolidation. The systematic reorganization of Deutsche Telekom AG's real estate assets played a major role in focusing Group activities and helping to relieve its debt. In the year under review, the real estate unit was reorganized and its functions transferred to three companies. Sireo Real Estate Asset Management GmbH has assumed a pivotal role in the Group's new real estate strategy. In April 2001, management of Deutsche Telekom's real estate assets was entrusted to Sireo. The company has since been instrumental in reducing the Group's financial liabilities and interest bills. By the end of 2002, Sireo had closed deals worth approximately EUR 1.7 billion through the sale of Deutsche Telekom real estate in single lots and grouped portfolios and the placement of real estate funds on the market. The corresponding figure for 2001 was EUR 0.7 billion. Through its sound asset management policy, Sireo also managed to reduce Deutsche Telekom's property-related costs by EUR 90 million during 2002. And Sireo plans to sell more than EUR 1 billion worth of Deutsche Telekom real estate in 2003. A comprehensive package of measures will also be introduced to further reduce real estate costs by at least 10 percent by 2005. Working in close cooperation with Sireo, Generalmietgesellschaft mbH (GMG) is now responsible for leasing and rental activities. Deutsche Telekom Immobilien und Service GmbH provides facility management services for the Group. Furthermore, Deutsche Funkturm GmbH (DFG) started operations in January 2002. It acts as the owner of and service provider for all the radio towers and masts.

Real estate strategy

Cost efficiencies thanks to online billing and cross-divisional fleet management. Mainly responsible for domestic fixed-network billing, the Billing Services department managed to cut costs through systematic target costing. These savings were achieved primarily through efficiency improvements in IT core processes and the growing popularity of online billing.

The Fleet Management unit was restructured in 2002 to capitalize on synergy effects. Founded on July 1, 2002, DeTeFleetServices GmbH is responsible for cross-division fleet management and is committed to further reducing costs through the development of innovative corporate fleet solutions.

Progress in sale of minority shareholdings. In addition to non-strategic lines of business (such as real estate), Deutsche Telekom also pushed the sale of minority shareholdings during 2002. The Company sold its 25 percent stake in the Indonesian mobile communications provider PT Satelindo to the state-owned company PT Indosat in June 2002. Proceeds from this deal totaled EUR 0.3 billion. Furthermore, agreements were reached in late 2002 about the sale of the shareholdings in the Ukrainian Mobile Communication (UMC) company and in the satellite operator EUTELSAT S.A.

Satelindo

UMC

EUTELSAT

T-Online shares sold. The successful sale of 120 million shares in T-Online International AG in December 2002 made a significant contribution to debt-reduction activities. In total, the transaction generated around EUR 0.7 billion.

Drop in revenue and costs – to the benefit of the divisions. Total revenue generated by the Other segment as of December 31, 2002 totaled EUR 4.4 billion compared with EUR 5.1 billion at the close of 2001. This drop in revenue of approximately EUR 0.7 billion is attributable in part to the spin-off of Deutsche Telekom Gesellschaft für Satellitenkommunikation mbH (DeTeSat) which accounted for around EUR 0.1 billion. Revenue was also squeezed by the fact that cost efficiencies in the field of Billing Services - enabled by more efficient IT systems, for example – were passed on to the divisions, resulting in a drop in revenue of EUR 0.3 billion for this segment. The remaining decrease in revenue stems from the Real Estate Shared Service. There was a drop in demand for this service among the divisions. In addition, this segment handled fewer projects in 2002 than in the previous year.

At EUR 30 million, EBITDA* (adjusted to exclude special influences) was down approximately EUR 1.1 billion on the previous year's figure. The reasons for this include the drop in revenue (around EUR 0.7 billion), one-off costs for the successful rebranding of T-Mobile (approximately EUR 0.2 billion) and one-off start-up costs for the completed sale of receivables (also approximately EUR 0.2 billion).

Expenses for the establishment of the Personnel Service Agency (PSA), which was launched in the fourth quarter of 2002, has not yet had a significant impact on the EBITDA of this segment. The PSA is committed to providing a fair personnel placement service both within and beyond the Deutsche Telekom Group. By December 31, 2002 the PSA listed the equivalent of some 1,700 full-time employees.

The loss before taxes for 2002 totaled approximately EUR 4.5 billion. This includes special influences of EUR -0.6 billion (EUR 1.5 billion in 2001), which can be classified as follows: EBITDA-relevant special influences totaling EUR 0.4 billion net (mainly proceeds from the sale of Satelindo and of shares in T-Online); the nonscheduled write-down of the net carrying amount of the stake in France Telecom totaling around EUR 0.6 billion, as included in the net financial income/(expense); and the valuation adjustments for other investments in noncurrent securities amounting to approximately EUR -0.4 billion. The higher level of pre-tax earnings in the previous year (around EUR 0.35 billion) was attributable in part to the following one-off items: proceeds from the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion) as well as valuation adjustments for the net carrying amount of the France Telecom shareholding (around EUR -0.3 billion). Adjusted to exclude special influences, total loss before taxes (at approximately EUR 3.9 billion) is down approximately EUR 2.7 billion on the previous year's figure. This is primarily attributable to the adjusted EBITDA figure and a drop in net interest income (by approximately EUR 1.4 billion). These changes in net interest income/(expense) do not impact significantly overall Group results, however, as they are largely attributable to loans for T-Mobile International AG (EUR 38 billion) which are to be converted to equity capital.







Dry run.
We aspire to great heights.

Reconciliation to pro forma figures.

EBITDA and EBITDA adjusted for special influences. EBITDA and EBITDA adjusted for special influences are pro forma figures that are not covered by the provisions of the German or U.S. GAAP.

EBITDA. EBITDA is the abbreviation for "earnings before interest, taxes, depreciation and amortization". Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding net financial income (expense), amortization of intangible assets and depreciation of property, plant and equipment.

Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. Furthermore, EBITDA is also an indicator to demonstrate to what extent operational business activities can generate cash flows to reduce net debt or to finance investments. As such, EBITDA is an important indicator used by Deutsche Telekom's leading decision-makers in order to measure Deutsche Telekom's operating activities and the performance of the individual units. EBITDA provides investors with exactly the same figure used by Deutsche Telekom's management, allowing them to assess the results of each unit, as well as those of the Deutsche Telekom Group as a whole.

EBITDA adjusted for special influences. Deutsche Telekom defines EBITDA adjusted for special influences as the results from ordinary business activities excluding net financial income (expense), amortization of intangible assets and depreciation of property, plant and equipment, before the effects of any special influences. Deutsche Telekom discloses EBITDA adjusted for special influences as an indicator of the development of its operating activities before the effect of the special influences listed below and those special influences resulting from the measures taken in the third quarter of the 2002 financial year as part of the strategic review.

EBITDA and EBITDA adjusted for special influences should not be viewed in isolation or as an alternative to net income/(loss), income/(loss) before taxes, operating income, net cash provided by operating activities or other Deutsche Telekom financial measures prepared in accordance with German or U.S. GAAP. EBITDA also includes noncash transactions and does not take account of either changes in the balance sheet or interest and tax payments. However, given that these factors affect cash flow, EBITDA and EBITDA adjusted for special influences should not be used as a substitute for the cash flow measures recorded by Deutsche Telekom.

Since other companies may not calculate EBITDA, or EBITDA adjusted for special influences, and similar pro forma financial figures in the same way, Deutsche Telekom's pro forma figures are not necessarily comparable with similarly titled figures of other companies.

EBITDA margin and EBITDA margin adjusted for special influences. In order to compare the EBITDA earnings power of profit-based units of different sizes, the EBITDA margin is provided in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special influences. In both the year under review and in previous years, the Group's result was influenced by a number of unusual or infrequent factors (special influences).

The following tables show how Deutsche Telekom derives EBITDA adjusted for special influences for the Group and for its four divisions from the consolidated statement of income prepared in accordance with German GAAP. The special influences have been defined and quantified both for the year under review and for the previous year. At Group level, we have provided a multi-year review for the period 1996 to 2002.

Reconciliation of Group EBITDA, 1996 to 2002
(billions of €)

	2002	2001	Change	%[1]	2000	1999	1998	1997	1996
Net revenue	**53.7**	**48.3**	**5.4**	11.1	**40.9**	**35.5**	**35.1**	**34.5**	**32.3**
Results from ordinary business activities	(26.8)	(2.5)	(24.3)	n.a.	6.5	3.2	5.1	3.7	3.4
Financial income (expense), net	(6.0)	(5.3)	(0.7)	(12.6)	(1.2)	(2.9)	(3.3)	(4.0)	(3.9)
Depreciation and amortization	(36.9)	(15.2)	21.7	142.3	(13.0)	(8.4)	(9.0)	(9.5)	(9.0)
EBITDA[1]	**16.1**	**18.1**	**(2.0)**	**(10.8)**	**20.7**	**14.5**	**17.4**	**17.2**	**16.3**
EBITDA margin (%)[1]	**30.0**	**37.4**			**50.6**	**41.0**	**49.6**	**49.8**	**50.7**
Special influences affecting EBITDA	**(0.2)**	**3.0**	**(3.2)**	**(106.7)**	**7.8**	**–**	**0.1**	**0.2**	**0.3**
EBITDA adjusted for special influences[1]	**16.3**	**15.1**	**1.2**	**7.8**	**12.9**	**14.5**	**17.3**	**17.0**	**16.0**
EBITDA margin adjusted for special influences (%)[1]	**30.4**	**31.3**			**31.6**	**41.0**	**49.2**	**49.3**	**49.6**

[1] Calculated and rounded off on the basis of millions for the sake of greater precision.

Special influences to affect EBITDA positively in the year under review mainly included the book profit (including foreign currency transaction losses) of EUR 0.2 billion from the sale of the shares in PT Satelindo, as well as proceeds from the sale of shares in T-Online in the fourth quarter, which amounted to EUR 0.3 billion. The expenses relating to the restructuring measures in the T-Com and T-Systems divisions (EUR 0.4 billion) as well as selling costs and an additional minimum liability adjustment (totaling EUR 0.3 billion) had the effect of reducing EBITDA in the fourth quarter.

Group EBITDA including special influences amounts to around EUR 16.1 billion, compared with EUR 18.1 billion in the previous year. This corresponds to a decrease of EUR 2.0 billion, or 10.8 percent. Adjusted for special influences, EBITDA increased by EUR 1.2 billion or 7.8 percent year-on-year, from EUR 15.1 billion to EUR 16.3 billion.

The following special influences affected EBITDA in the 2001 financial year: proceeds from the sale of the interests in Sprint-FON and Sprint-PCS (including selling costs) in the total amount of EUR 1.9 billion in the second and third quarters, the book profit from the sale of the Baden-Württemberg cable TV company (EUR 0.9 billion) in the third quarter, and proceeds from the sale of regional cable service companies (EUR 0.1 billion) and from the reversal of accruals (EUR 0.3 billion), both in the fourth quarter. The disclosure of an additional minimum liability of EUR 0.2 billion under personnel costs had the effect of reducing EBITDA.

In the previous years **(1996 to 2000)**, the following special influences impacted EBITDA:

2000: The sale of Atlas/Global One (EUR 2.8 billion) and of the North-Rhine/Westphalia and Hesse cable TV companies (EUR 3.0 billion), as well as the IPO of T-Online (EUR 2.7 billion) and the dilutive effect of the IPOs of the Russian MTS (Mobile TeleSystems) and of comdirect bank AG (EUR 0.2 billion), in which T-Online International AG holds an interest. Furthermore, additions to accruals, losses from dispositions and losses on receivables had an effect totaling EUR 0.9 billion.

1998: Income from assets disposals following the sale of SES (SES Société Européene des Satellites) shares in the amount of EUR 0.1 billion.

1997: Income from the reversal of accruals in the amount EUR 0.2 billion.

1996: One-time input tax refunds in the amount of EUR 0.3 billion.

Reconciliation of EBITDA in the divisions in 2002 and 2001
(billions of €)

	T-Com		T-Systems		T-Mobile		T-Online		Other	
	2002	2001[2]	2002	2001[2]	2002	2001	2002	2001	2002	2001[2]
Net revenue	**30.2**	**29.4**	**11.3**	**11.9**	**19.7**	**14.6**	**1.8**	**1.4**	**4.4**	**5.1**
Results from ordinary business activities	3.5	4.6	(2.0)	(0.4)	(23.7)	(6.4)	0	(0.2)	(4.5)	0.4
Financial income (expense), net	(0.9)	(0.9)	(0.1)	0.1	(1.4)	(3.2)	0	0	(3.6)	(1.5)
Depreciation and amortization	(5.5)	(5.4)	(2.6)	(1.4)	(27.3)	(6.3)	(0.2)	(0.2)	(1.3)	(1.4)
EBITDA[1]	**9.9**	**10.9**	**0.8**	**0.9**	**5.0**	**3.1**	**0.2**	**(0.1)**	**0.4**	**3.3**
EBITDA margin (%)[1]	**32.9**	**37.1**	**6.7**	**7.4**	**25.5**	**21.4**	**11.3**	**(5.4)**	**10.1**	**64.1**
Special influences affecting EBITDA	**(0.2)[a]**	**0.8[b]**	**(0.4)[c]**	**-**	**-**	**-**	**-**	**-**	**0.4[d]**	**2.2[e]**
EBITDA adjusted for special influences[1]	**10.2**	**10.1**	**1.2**	**0.9**	**5.0**	**3.1**	**0.2**	**(0.1)**	**0.0**	**1.1**
EBITDA margin adjusted for special influences[1]	**33.7**	**34.4**	**10.2**	**7.4**	**25.5**	**21.4**	**11.3**	**(5.4)**	**0.7**	**21.9**

[1] Calculated and rounded off on the basis of millions for the sake of greater precision.

[2] For T-Com, T-Systems and Other, the figures for the previous year were adjusted to the new allocation to segments.

T-Com

[a] Restructuring expenses for personnel reduction at the European subsidiaries, associated and related companies and disclosure of an additional minimum liability.

[b] Proceeds from the sale of the Baden-Württemberg cable TV company (EUR 0.9 billion) and of regional cable service companies (EUR 0.1 billion); additional minimum liability (EUR -0.2 billion).

T-Systems

[c] Restructuring expenses and disclosure of an additional minimum liability.

Other

[d] Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion) and from the sale of T-Online shares (EUR 0.3 billion) as well as selling costs and the disclosure of an additional minimum liability totaling EUR -0.1 billion.

[e] Book profit (including selling costs) from the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion) and income from the reversal of accruals (EUR 0.3 billion).

Special influences.

In addition to the special influences affecting EBITDA mentioned above, the special influences not affecting EBITDA, including the special influences which resulted from the strategic review implemented in the third quarter of 2002, are set out below.

In the 2002 financial year, special influences totaling EUR 19.8 billion had a negative impact on the Group's result. The vast majority of this amount (EUR 19.6 billion) is the result of special influences which have no effect on EBITDA.

When analyzing the special influences which do not affect EBITDA, it should be remembered that the acquisition of the UMTS licenses and the acquisition of T-Mobile USA in the period under review had an impact on depreciation and amortization as well as on interest expense and will continue to do so in the future, whereas the corresponding positive effects on results are only expected to be recorded in future financial statements.

The following special influences did not affect EBITDA but impacted the Group's result:

Write-downs of property, plant and equipment and intangible assets
(billions of €)

2002		**Total**	**(21.5)**
	Goodwill T-Mobile USA		(8.3)
	Goodwill Ben Nederland B.V.		(1.0)
	Goodwill SIRIS (T-Systems)		(0.5)
	Mobile communications licenses at T-Mobile USA		(9.4)
	UMTS license at T-Mobile UK		(2.2)
	Property, plant and equipment at T-Systems		(0.1)
2001		**Total**	**(1.8)**
	Land and buildings		(0.8)
	Write-downs of goodwill on brand names as part of the rebranding of mobile communications majority shareholdings		(1.0)
2000		**Total**	**(3.0)**
	Land		(2.0)
	Parts of the long-distance copper cable network and telecommunications equipment		(1.0)

Financial income (expense), net
(billions of €)

2002		**Total**	**(1.6)**
	Valuation adjustment for the net carrying amount of the shareholding in France Telecom		(0.6)
	Valuation adjustments for loans to associated companies of Kabel Deutschland GmbH		(0.3)
	Nonscheduled write-down of the net carrying amount of the shareholding in comdirect bank AG		(0.1)
	Nonscheduled write-down of the UMTS license held by Ben Nederland B.V. as part of its inclusion as an associated company		(0.2)
	Other write-downs of financial investments		(0.4)
2001		**Total**	**(0.9)**
	Nonscheduled write-down of the net carrying amount of the shareholding in France Telecom as a result of the decrease in its share price		(0.3)
	Other write-downs of financial investments		(0.6)
2000	Proceeds from the sale of WIND		2.3
1998	Nonscheduled write-downs of East Asian shareholdings		(0.1)
1997	Nonscheduled write-downs of East Asian shareholdings		(0.2)

Extraordinary income/(loss) (German GAAP)
(billions of €)

1996	Expense recognized in respect of staff restructuring measures	**(0.9)**

The tax effects on the various special influences were determined on the basis of the corporation tax rate. In the period under review, tax income of EUR 3.0 billion was generated, in particular in relation to the nonscheduled write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, backdated amortization of goodwill to be recognized in Deutsche Telekom AG's tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects for financial year 2002, which was in turn a separate special influence impacting the Group's result. In the previous year, the offsetting of a loss from the write-down of the book value of the investment in NAB/Sprint was a separate special factor.

In addition, we have provided a separate overview of the effects of both the special influences and the measures taken in connection with the strategic review on the overall statement of income in the 2002 financial year.

In the 2002 financial year, special influences totaling EUR 19.8 billion had a negative impact on the Group's result. EUR 19.0 billion of this relates to special influences resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002. These mainly comprise nonscheduled write-downs of intangible assets (goodwill and licenses) totaling EUR 21.3 billion, and positive tax income of EUR 3.0 billion relating to nonscheduled write-downs of mobile communications licenses of T-Mobile USA.

In 2002, EUR 23.6 billion of the total special influences had a negative impact on the Group result, and EUR 3.8 billion had a positive impact.

Net loss including special influences in 2002 was EUR 24.6 billion, EUR 21.1 billion more than in the previous year (2001: EUR 3.5 billion). After adjustment for special influences, the net loss increased by EUR 0.1 billion and thus remained almost constant in comparison with the same period last year (2002: EUR 4.8 billion; 2001: EUR 4.7 billion).

The strategic review was based on testing the value of Deutsche Telekom's subsidiaries and affiliates and their assets. In the course of these valuations, Deutsche Telekom made calculations based on cash flow, taking the Company's current plans as a basis. In addition, the plausibility of the assumptions upon which the Company's plans are based was assessed against other information, such as the market capitalization of companies which are comparable with Deutsche Telekom's subsidiaries and affiliates, and analysts' current estimates. Deutsche Telekom commissioned an independent expert for the valuation of individual assets. The write-downs of goodwill and mobile communications licenses, as well as the restructuring expenses, are the result of the strategic review implemented throughout the Group in the third quarter of 2002 by the Deutsche Telekom Board of Management.

Reconciliation of the statement of income for the financial year from January 1, 2002 to December 31, 2002
(billions of €)

	2002	Special influences	**2002 (excluding special influences)**	Special influences resulting from measures under the strategic review	**2002 (excluding special influences and special influences resulting from strategic review)**
Net revenue	53.7		53.7		53.7
Change in inventories and other own capitalized costs	0.5		0.5		0.5
Total operating performance[10]	**54.2**		**54.2**		**54.2**
Other operating income	3.9	0.5[1]	3.4		3.4
Goods and services purchased	(14.4)		(14.4)		(14.4)
Personnel costs	(13.5)	(0.3)[2]	(13.2)	(0.3)[5]	(12.9)
Depreciation and amortization	(36.9)		(36.9)	(21.4)[6]	(15.5)
Other operating expenses	(14.1)		(14.1)	(0.1)[7]	(14.0)
Financial income (expense), net	(6.0)	(1.3)[3]	(4.7)	(0.3)[8]	(4.4)
Results from ordinary business activities[10]	**(26.8)**	**(1.1)**	**(25.7)**	**(22.0)**	**(3.6)**
Taxes	2.5	0.3[4]	2.2	3.0[9]	(0.9)
Income/(losses) applicable to minority shareholders	(0.3)		(0.3)		(0.3)
Net loss/effect from special influences on net income/(loss)[10]	**(24.6)**	**(0.8)**	**(23.8)**	**(19.0)**	**(4.8)**

Special influences:

[1] Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion) and proceeds from the sale of shares in T-Online (EUR 0.3 billion).

[2] Disclosure of an additional minimum liability and restructuring expenses for personnel reduction at the European subsidiaries, associated and related companies of the T-Com division.

[3] Nonscheduled write-downs of financial assets:
of which: EUR 0.6 billion from valuation adjustment for the net carrying amount of the shares in France Telecom;
of which: EUR 0.3 billion from valuation adjustment for loans to associated companies of Kabel Deutschland GmbH, and EUR 0.4 billion from valuation adjustments for other investments in noncurrent securities.

[4] Tax effects from the additional minimum liability and from valuation adjustments for loans to associated companies of Kabel Deutschland GmbH, as well as positive tax effects resulting from backdated amortization of goodwill to be recognized in Deutsche Telekom AG's tax accounts.

Special influences resulting from measures under the strategic review:

[5] Restructuring expenses at the T-Systems division.

[6] Nonscheduled write-downs:
of which: goodwill relating to T-Mobile USA (EUR 8.3 billion)
of which: goodwill relating to Ben Nederland B. V. (EUR 1.0 billion)
of which: goodwill relating to SIRIS (T-Systems) (EUR 0.5 billion)
of which: mobile communications licenses at T-Mobile USA (EUR 9.4 billion)
of which: UMTS license held by T-Mobile UK (EUR 2.2 billion)
of which: property, plant and equipment at the T-Systems division (EUR 0.1 billion).

[7] *Expenses for additions to accruals for restructuring measures at the T-Systems division.*

[8] Nonscheduled write-downs of financial assets:
of which: EUR 0.1 billion on the net carrying amount of the investment in comdirect bank AG;
of which: EUR 0.2 billion on the UMTS license of Ben Nederland B. V. as part of its inclusion as an associated company.

[9] Tax effect from the reversal of deferred tax liabilities as a result of the nonscheduled write-down of mobile communications licenses at T-Mobile USA.

[10] Calculated and rounded off on the basis of millions for the sake of greater precision.

Free cash flow.

Free cash flow is a figure which is not subject to the regulations under German or U.S. GAAP. Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in intangible assets and property, plant and equipment. Free cash flow should not be regarded in isolation as an alternative to cash generated from operations, net cash provided by operating activities or other cash flow figures recorded by Deutsche Telekom.

Deutsche Telekom believes that free cash flow is used by investors as a benchmark to enable them to assess the Group's cash generated from operations (after deductions for interest paid and cash outflows for intangible assets and property, plant and equipment), in particular with regard to investments in associated and related companies and the repayment of liabilities. However, free cash flow should not be used to determine the financial situation of the Group.

Reconciliation of free cash flow in the Group for 2002 and 2001
(billions of €)

	2002	2001	Change	%[1]
Cash generated from operations	**16.7**	**16.3**	**0.4**	**2.4**
Interest received/(paid)	(4.2)	(4.3)	0.1	3.1
Net cash provided by operating activities[1]	**12.5**	**11.9**	**0.6**	**4.4**
Cash outflows from investments in intangible assets and property, plant and equipment	(7.6)	(10.9)	3.3	29.8
Free cash flow before payment of dividends[1]	**4.8**	**1.1**	**3.7**	**n.a.**
Dividend	(1.6)	(1.9)	0.3	17.0
Free cash flow after payment of dividends[1]	**3.3**	**(0.8)**	**4.1**	**n.a.**

[1] Calculated and rounded off on the basis of millions for the sake of greater precision.

Since other companies may not calculate free cash flow and similar pro forma financial figures in the same way, Deutsche Telekom's free cash flow is not necessarily comparable with similarly titled figures of other companies.

Gross and net debt.

The figures for gross and net debt are not subject to the regulations under German or U.S. GAAP.

Gross debt is the basis for total net interest expense incurred. In addition to this key figure, Deutsche Telekom shows "net debt". By recording "net debt", the Group wants to disclose its actual net financial position at the balance sheet date. Net debt therefore should in principle include all interest-bearing items on the assets and liabilities side of the balance sheet. This requirement called for an addition to the balance sheet items included in "net debt" as at December 31, 2002. The "new" definition of net debt is as follows:

Deutsche Telekom used to define gross debt as the total of the balance sheet items "bonds and debentures" and "liabilities to banks". This item is now recorded as "debt (in accordance with consolidated balance sheet)".

On the basis of the new definition, gross debt includes not only "debt (in accordance with consolidated balance sheet)", but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under "other liabilities" in the balance sheet.

Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item "prepaid expenses and deferred charges".

In addition, the following items (which are reported under the balance sheet item "other assets") are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

The prior-year figures shown have been adjusted in line with this definition to allow proper comparisons.

Reconciliation of gross and net debt in the Group, comparison for the period from 1996 to 2002
(billions of €)

	2002	2001[2]	Change	%[1]	2000[2]	1999[2]	1998[2]	1997[2]	1996[2]
Bonds and debentures	56.7	58.3	(1.6)	(2.7)	51.4	9.5	3.8	5.2	6.6
Liabilities to banks	6.3	8.7	(2.4)	(27.9)	9.0	32.8	36.1	39.7	44.5
Debt (in accordance with consolidated balance sheet)[1]	**63.0**	**67.0**	**(4.0)**	**(5.9)**	**60.4**	**42.3**	**39.9**	**44.9**	**51.1**
Liabilities to non-banks from loan notes	0.8	0.7	0.1	(27.8)	0.7	0.6	0.5	0.6	-
Miscellaneous other liabilities	0.3	0.2	0.1	8.8	0.2	-	-	-	-
Gross debt[1]	**64.1**	**67.9**	**(3.8)**	**(5.6)**	**61.3**	**42.9**	**40.4**	**45.5**	**51.1**
Liquid assets	1.9	2.9	(1.0)	(33.6)	1.9	1.2	5.1	4.7	9.1
Other investments in marketable securities	0.4	0.7	(0.3)	(41.2)	0.8	1.8	1.4	1.8	0
Other investments in noncurrent securities	0.2	0.9	(0.7)	(72.9)	1.1	2.0	1.0	0.6	0.2
Other assets	0.2	0.3	(0.1)	(44.7)	0	-	-	-	-
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	-	(16.0)	0.1	0.1	0.1	0.1	0.1
Net debt[1]	**61.1**	**62.8**	**(1.7)**	**(2.7)**	**57.4**	**37.9**	**32.9**	**38.3**	**41.6**

[1] Calculated and rounded off on the basis of millions for the sake of greater precision.
[2] The prior-year figures shown have been adjusted in line with the broader definition.

Gross and net debt are common indicators in Deutsche Telekom's competitive environment, and are used by Deutsche Telekom's leading decision-makers in order to manage and control debt.

Gross debt forms the basis for the total interest expense incurred, whereas net debt reflects a companies actual net financial position. This is why Deutsche Telekom believes that the debt situation of its competitors can be best assessed by looking at their net debt. However, it is important to remember that there is no standardized definition of net debt, and that full comparison with competitors is only possible where the same definitions are employed.

Consolidated financial statements


Home run.
We're determined to fight for every inch.
XING

Consolidated statement of income.

	Notes	2002 millions of €	2001 millions of €	2000 millions of €
Net revenue	1	**53,689**	**48,309**	**40,939**
Change in inventories and other own capitalized costs	2	534	879	864
Total operating performance		**54,223**	**49,188**	**41,803**
Other operating income	3	3,901	6,619	11,002
Goods and services purchased	4	(14,418)	(13,477)	(11,950)
Personnel costs	5	(13,480)	(12,114)	(9,718)
Depreciation and amortization	6	(36,880)	(15,221)	(12,991)
Other operating expenses	7	(14,110)	(12,151)	(10,424)
Financial income (expense), net	8	(6,022)	(5,348)	(1,230)
Results from ordinary business activities		**(26,786)**	**(2,504)**	**6,492**
Extraordinary income/(losses)	9	-	-	(159)
Taxes	10	2,483	(808)	(318)
Income/(loss) after taxes		**(24,303)**	**(3,312)**	**6,015**
Income/(losses) applicable to minority shareholders	11	(284)	(142)	(89)
Net income/(loss)		**(24,587)**	**(3,454)**	**5,926**
Earnings/(loss) per share in €		(5.86)	(0.93)	1.96

Consolidated balance sheet.

	Notes	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Assets			
Noncurrent assets			
Intangible assets	12	53,402	80,051
Property, plant and equipment	13	53,955	58,708
Financial assets	14	4,169	7,957
		111,526	**146,716**
Current assets			
Inventories, materials and supplies	15	1,556	1,671
Receivables	16	6,258	6,826
Other assets	17	3,392	4,966
Marketable securities	18	413	702
Liquid assets	19	1,905	2,868
		13,524	**17,033**
Prepaid expenses, deferred charges and deferred taxation	20	**771**	**813**
		125,821	**164,562**
Shareholders' equity and liabilities			
Shareholders' equity	21		
Capital stock	22	10,746	10,746
Additional paid-in capital	23	50,077	49,994
Retained earnings	24	248	5,179
Unappropriated net income carried forward from previous year		23	101
Net loss		(24,587)	(3,454)
Cumulative translation adjustment account		(5,079)	(1,572)
Minority interest	25	3,988	5,307
		35,416	**66,301**
Accruals			
Pensions and similar obligations	27	3,942	3,661
Other accruals	28	12,155	14,766
		16,097	**18,427**
Liabilities	29		
Debt		63,044	67,031
Other		10,541	12,020
		73,585	**79,051**
Deferred income		**723**	**783**
		125,821	**164,562**

Consolidated noncurrent assets.

millions of €	Jan. 1, 2002	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi-fications	Dec. 31, 2002
	Acquisition or production cost						
Intangible assets							
Concessions, industrial and similar rights and assets, and licences in such rights and assets	43,168	(4,318)	1,008	776	756	896	40,774
Goodwill statements	46,075	(4,509)	215	4,482	23	635	46,875
Advance payments	200	1	1	97	5	(160)	134
	89,443	**(8,826)**	**1,224**	**5,355**	**784**	**1,371**	**87,783**
Property, plant and equipment							
Land and equivalent rights, and buildings including buildings on land owned by third parties	19,901	(19)	191	177	1,569	98	18,779
Technical equipment and machinery	81,905	(830)	412	3,435	1,413	2,951	86,460
Other equipment, plant and office equipment	6,955	(116)	3	816	437	(648)	6,573
Advance payments and construction in progress	2,955	(149)	23	2,627	20	(3,162)	2,274
	111,716	**(1,114)**	**629**	**7,055**	**3,439**	**(761)**	**114,086**
Financial assets							
Investments in unconsolidated subsidiaries	297	0	27	29	39	(4)	310
Loans to unconsolidated subsidiaries	82	0	0	22	46	0	58
Investments in associated companies	4,776	(425)	(193)	551	566	(992)	3,151
Other investments in related companies	2,303	(8)	1	46	1,236	382	1,488
Long-term loans to associated and related companies	870	(4)	(25)	5	29	(17)	800
Other investments in noncurrent securities	903	(1)	0	50	319	(11)	622
Other long-term loans	535	(2)	(236)	49	257	32	121
	9,766	**(440)**	**(426)**	**752**	**2,492**	**(610)**	**6,550**
	210,925	(10,380)	1,427	13,162	6,715	0	208,419

Depreciation, amortization and write-downs								Net carrying amount	
Jan. 1, 2002	Translation-adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi-fications	Reinstated depreciation	Dec. 31, 2002	Dec. 31, 2002	Dec. 31, 2001
3,914	(1,321)	512	14,242	732	329	7	16,937	23,837	39,254
5,478	(1,295)	74	13,108	23	97	0	17,439	29,436	40,597
0	0	0	5	0	0	0	5	129	200
9,392	**(2,616)**	**586**	**27,355**	**755**	**426**	**7**	**34,381**	**53,402**	**80,051**
6,838	(7)	38	928	434	55	1	7,417	11,362	13,063
41,958	(172)	94	7,607	1,171	110	0	48,426	38,034	39,947
4,212	(46)	(14)	989	366	(485)	3	4,287	2,286	2,743
0	0	0	1	0	0	0	1	2,273	2,955
53,008	**(225)**	**118**	**9,525**	**1,971**	**(320)**	**4**	**60,131**	**53,955**	**58,708**
69	0	28	102	32	0	6	161	149	228
0	0	0	0	0	0	0	0	58	82
832	(29)	1	316	137	(425)	0	558	2,593	3,944
408	(1)	0	678	937	319	0	467	1,021	1,895
475	0	1	322	1	0	0	797	3	395
24	0	0	384	24	0	0	384	238	879
1	0	0	13	0	0	0	14	107	534
1,809	**(30)**	**30**	**1,815**	**1,131**	**(106)**	**6**	**2,381**	**4,169**	**7,957**
64,209	**(2,871)**	**734**	**38,695**	**3,857**	**0**	**17**	**96,893**	**111,526**	**146,716**

Consolidated statement of cash flows.

	Notes	2002 millions of €	2001 millions of €	2000 millions of €
Net income (loss)		(24,587)	(3,454)	5,926
Income applicable to minority shareholders		284	142	89
Income (loss) after taxes		**(24,303)**	**(3,312)**	**6,015**
Depreciation and amortization		36,880	15,221	12,991
Income tax expense		(2,847)	751	194
Net interest expense		4,048	4,138	3,097
Net losses from the disposition of noncurrent assets		(428)	(1,106)	(4,796)
Results from associated companies		430	547	(1,890)
Other noncash transactions		1,144	(1,146)	(2,661)
(Increase)/decrease in capitalized working capital*		184	428	(1,791)
(Increase)/decrease in accruals		1,410	(136)	1,078
(Increase)/decrease in other working capital carried as a liability**		101	761	1,391
Income taxes (paid)/received		(15)	10	(871)
Dividends received		63	115	189
Cash generated from operations		**16,667**	**16,271**	**12,946**
Interest paid		(6,112)	(4,779)	(3,873)
Interest received		1,908	442	927
Net cash provided by operating activities	30	**12,463**	**11,934**	**10,000**
Cash outflows from investments in				
– intangible assets		(841)	(1,021)	(15,980)
– property, plant and equipment		(6,784)	(9,847)	(7,556)
– financial assets		(568)	(498)	(8,487)
– consolidated companies		(6,405)	(5,695)	(4,343)
Cash inflows from disposition of				
– intangible assets		14	208	10
– property, plant and equipment		1,304	1,146	655
– financial assets		1,130	3,514	4,474
– shareholdings in consolidated companies and business units		697	1,004	3,114
Net change in short-term investments and marketable securities		226	4,440	401
Other		1,187	1,384	6
Net cash used for investing activities	31	**(10,040)**	**(5,365)**	**(27,706)**
Issuance of short-term debt		(10,012)	(10,266)	(780)
Issuance of medium and long-term debt		11,677	13,949	19,708
Repayments of medium and long-term debt		(3,472)	(6,589)	(2,408)
Dividends		(1,582)	(1,905)	(1,914)
Proceeds from share offering		1	0	3,255
Change in minority interests		(47)	0	2
Net cash provided by (used for) financing activities	32	**(3,435)**	**(4,811)**	**17,863**
Effect of foreign exchange rate changes on cash and cash equivalents		(14)	(26)	(29)
Net increase/(decrease) in cash and cash equivalents		**(1,026)**	**1,732**	**128**
Cash and cash equivalents, at beginning of year		**2,738**	**1,006**	**878**
Cash and cash equivalents, at end of year		**1,712**	**2,738**	**1,006**

* Change in liabilities, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.

** Change in other liabilities (which do not relate to financing activities) and deferred income.

Statement of shareholders' equity.

(millions of €)	Deutsche Telekom AG									Minority interest			Cons. shareholders' equity
	Capital stock nominal value	Additional paid in capital	Consolidated shareholders' equity generated: Retained earnings	Consolidated shareholders' equity generated: Unappr. net income/(loss) carried forward	Consolidated shareholders' equity generated: Net income/(loss)	Cumulative translation adjustment account	Shareholders' equity in acc. with cons. balance sheet	Treasury shares	Total	Minority interest capital	Cumulative translation adjustment account	Total in acc. with cons. balance sheet	
Balance at Jan. 1, 2000	7,756	24,121	1,842	13	1,253	(284)	34,701	(14)	34,687	1,545	(557)	988	35,675
Changes in the comp. of the Group			(31)				(31)		(31)	3,058		3,058	3,027
Dividends for 1999			(621)		(1,253)		(1,874)		(1,874)	(25)		(25)	(1,899)
Unappropriated net income carried forward			(31)	31			–		–				–
Increase in nominal value of capital stock		169					169		169				169
Reduction of treasury stock							–	7	7				7
Income after taxes					5,926		5,926		5,926	89		89	6,015
Difference from currency translation						(477)	(477)		(477)		192	192	(285)
Balance at Dec. 31, 2000	7,756	24,290	1,159	44	5,926	(761)	38,414	(7)	38,407	4,667	(365)	4,302	42,709
Changes in the comp. of the Group										808		808	808
Dividends for 2000				(1,877)			(1,877)		(1,877)	(33)		(33)	(1,910)
Unappropriated net income carried forward			3,992	1,934	(5,926)		–		–				–
Proceeds from VoiceStream/ Powertel stock swap	2,990	25,704					28,694		28,694				28,694
Loss after taxes					(3,454)		(3,454)		(3,454)	142		142	(3,312)
Difference from currency translation			28			(811)	(783)		(783)		88	88	(695)
Balance at Dec. 31, 2001	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294
Changes in the comp. of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unappropriated net income carried forward			(4,915)	1,461	3,454		–		–				–
Proceeds from stock options		83					83		83				83
Loss after taxes					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)
Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409

Notes to the consolidated financial statements. Summary of accounting policies.

Description of business and relationship with the Federal Republic of Germany.
The Deutsche Telekom Group's (referred to as Deutsche Telekom, the Company or the Group below) business is structured in four divisions: T-Com, T-Systems, T-Mobile and T-Online.

T-Com is one of the largest fixed-network operators in Europe, operating around 57.5 million lines - including ISDN channels. In Germany, T-Com serves residential customers and small and medium-sized business customers with over 51 million lines - including ISDN channels - and a broad range of products and services. As a full-service provider, T-Com offers integrated solutions consisting of information technology and telecommunications to approximately 440,000 small and medium-sized companies in Germany. T-Com is present in the markets of Central Europe with shareholdings in MATÁV (Hungary), Hrvatske telekommunikacije (Croatia) and Slovenské Telekommunikácie (Slovakia).

T-Systems serves Deutsche Telekom's key account customers within Germany and internationally: companies from dedicated sectors, industrial conglomerates, international network operators (carriers) and public authorities and institutions at the national and regional state level. T-Systems is represented in over 20 countries around the world by branch offices and its own country offices.

Deutsche Telekom bundles its main mobile communications activities in the division **T-Mobile**. The mobile communications holding company is focused on the growth markets in Europe and the USA. In total, T-Mobile is represented in eight countries around the world with subsidiaries and affiliated companies. The network operators T-Mobile Deutschland GmbH (Germany), T-Mobile Austria GmbH (Austria), T-Mobile UK Ltd. (United Kingdom), T-Mobile USA, Inc. (USA) and Ben Nederland (referred to as Ben below) are fully owned subsidiaries of T-Mobile International AG. The holding company holds a majority stake in the mobile communications provider RadioMobil a.s. (Czech Republic). The company also has shareholdings in Russia (MTS) and Poland (PTC).

T-Online is one of the largest European Internet service providers, with more than 12.2 million customers. In line with T-Online's strategy, its foreign subsidiaries T-Online.at (Austria), Ya.com (Spain), Club-Internet (France), and T-Online.ch (Switzerland) used the broadband market in 2002 as the basis of their subscriber growth and to extend the reach of their portals. Deutsche Telekom includes in the T-Online division not only the business of T-Online International AG, but also the business of DeTeMedien.

"Other" includes all Group units which cannot be allocated to an individual segment. These include the Deutsche Telekom Group headquarters as well as the subsidiaries and shared services assigned to it, such as real estate, billing services, fleet management and the newly established Personnel Service Agency (PSA) as well as various competence centers and other subsidiaries, associated and related companies of the Group.

The Company, Deutsche Telekom AG, was registered with the Commercial Registry of the Bonn District Court (Amtsgericht - HRB 6794) on January 2, 1995.

The Federal Republic of Germany's direct and indirect shareholding in Deutsche Telekom as at December 31, 2002 amounts to 42.77 %. In accordance with a letter dated January 27, 2003 from the Federal Republic of Germany, the direct shareholding amounts to 30.75 % (1,290,835,401 shares); a further 12.02 % (504,590,664 shares) are held by a federal corporation, the Kreditanstalt für Wiederaufbau (KfW), in accordance with a letter dated February 3, 2003 from the KfW. The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics and Labor, supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic of Germany is one of Deutsche Telekom's customers; it sources services from the Company at market conditions. Charges for services provided to the Federal Republic and such departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenues.

Summary of significant accounting principles.
The annual financial statements and the management report of the Deutsche Telekom Group have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch - HGB), referred to as German GAAP below, and German Stock Corporation Law (Aktiengesetz - AktG). In general, Deutsche Telekom applies

the relevant German Accounting Standards (DRS). One exception is the non-application of the new valuation method for capital consolidation as required by DRS 4; Deutsche Telekom decided not to apply this standard in order to avoid differences in valuations between German GAAP and U.S. GAAP.

In addition to Frankfurt and other German stock exchanges, as well as Tokyo, Deutsche Telekom shares are also traded in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). As a result of special reporting requirements, in particular to the U.S. Securities and Exchange Commission (SEC), the Company also uses accounting and valuation principles in line with those of U.S. GAAP (generally accepted accounting principles – GAAP) applicable at the balance sheet date. Deviations between the accounting principles in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP which differ from those of U.S. GAAP.

These consolidated financial statements differ from financial statements prepared in accordance with U.S. GAAP primarily for those instances where the disclosure and classification requirements of German GAAP cannot be conformed to U.S. GAAP. Differences in accounting and valuation principles applied in Deutsche Telekom's financial statements and those of U.S. GAAP are shown in a separate reconciliation in addition to the consolidated financial statements and explained in detail in the "Annual Report on Form 20-F" filed with the SEC.

Whereas German GAAP requires only one year of comparative figures for the statement of income, the SEC requires the two previous years. The SEC also requires three years of cash flow statements and statements of shareholders' equity.

The consolidated balance sheet and the consolidated statement of income are prepared in accordance with the classification requirements of § 298 HGB, in combination with § 266 and § 275 HGB. The income statement is prepared using the total cost method. All amounts shown are in millions of euros (€/EUR). Certain items have been combined in order to make the financial statements more informative and understandable. These items are shown separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation. In accordance with § 297 (1) sentence 2 HGB, the consolidated accounts also include a consolidated statement of cash flows and a segment report; in addition, the consolidated accounts also include a consolidated statement of shareholders' equity. In conformity with international practice, reporting begins with the income statement; the statement of cash flows and the statement of shareholders' equity precede the notes to the consolidated financial statements.

The consolidated financial statements are prepared in accordance with uniform accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the unconsolidated financial statements of the parent company. Such differences, mostly applied to conform with U.S. GAAP, include the following:

- Property, plant and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (excluding sale and lease back transactions) are capitalized. Scheduled depreciation is recorded over the useful economic life of the asset or over the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

- Interest incurred while items included in property, plant and equipment are under construction has been capitalized as part of the assets' costs.

- Accruals for the internal costs of preparing the annual financial statements are not recorded.

- Investment grants received are recorded as reductions of the acquisition costs of assets.

The financial statements of Deutsche Telekom AG as well as the financial statements of the Deutsche Telekom Group, which have an unqualified audit opinion from Ernst & Young AG Deutsche Allgemeine Treuhand Wirtschaftsprüfungsgesellschaft, Stuttgart, and PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court. This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations and at the Internet site www.telekom.de.

Consolidated group.
The consolidated financial statements are comprised of the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

- Subsidiaries are companies in which Deutsche Telekom directly or indirectly has majority voting rights or management control.
- Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 % and 50 % of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.
- Companies in which Deutsche Telekom holds less than 20 % of the voting rights are carried in the consolidated financial statements at the lower of acquisition cost or market value and classified as other investments in related companies.

	Domestic	International	Total
Consolidated subsidiaries			
Jan. 1, 2002	104	253	357
Additions	7	17	24
Disposals	(13)	(14)	(27)
Reclassifications	3	4	7
Dec. 31, 2002	101	260	361
Associated companies included at equity			
Jan. 1, 2002	21	29	50
Additions	6	5	11
Disposals	(4)	(2)	(6)
Reclassifications	(1)	(5)	(6)
Dec. 31, 2002	22	27	49
Other unconsolidated subsidiaries and other investments in related companies (greater than 5 %)			
Jan. 1, 2002	91	48	139
Additions	9	15	24
Disposals	(9)	(16)	(25)
Reclassifications	(2)	1	(1)
Dec. 31, 2002	89	48	137
Total			
Jan. 1, 2002	216	330	546
Additions	22	37	59
Disposals	(26)	(32)	(58)
Reclassifications	0	0	0
Dec. 31, 2002	**212**	**335**	**547**

The consolidated financial statements include the individual company financial statements of the parent company, Deutsche Telekom AG, as well as 101 (Dec. 31, 2001: 104) domestic and 260 (Dec, 31, 2001: 253) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

The most significant subsidiary consolidated for the first time in the year under review is Ben Nederland Holding B.V. The changes in the composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements in 2002:

Effects on the consolidated statement of income (millions of €):

Revenue	3,296
Goods and services purchased	(902)
Personnel costs	(606)
Depreciation and amortization	(2,695)
Other income/(expenses)	(1,616)
Net loss	**(2,523)**

Effects on the consolidated balance sheet (millions of €):

Assets	
Noncurrent assets	1,302
Current assets, prepaid expenses, deferred charges and deferred taxation	(97)
	1,205
Shareholders' equity and liabilities	
Shareholders' equity	(1,002)
Accruals	158
Liabilities and deferred income	2,049
	1,205

Main acquisitions.

2002:

Deutsche Telekom AG acquired the remaining shares in T-Systems ITS GmbH from DaimlerChrysler Services AG on March 4, 2002 via the Deutsche Telekom subsidiary T-Systems International GmbH. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition is amortized over a period of up to ten years on a straight-line basis over the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1 %. In November 2002 T-Systems International GmbH underwent a downstream merger with T-Systems ITS GmbH. At the same time T-Systems ITS GmbH was renamed T-Systems International GmbH.

On September 25, 2002 T-Mobile International AG acquired the remaining 50.0001 % of the shares in the mobile communications company Ben Nederland Holding B.V. from the company's other shareholders Belgacom, TDC and Gringots (Crédit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International took over outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill generated by this transaction, EUR 1.7 billion, was subject to a nonscheduled write-down of EUR 1.0 billion adjusted as a result of the strategic review of net carrying amounts; the remaining amount will be amortized over a period of 12 years. Ben provides mobile communications services in the Netherlands; the company generated net revenues of EUR 552 million in the financial year under review (2001: EUR 448 million) and net loss of EUR 594 million (2001: EUR 199 million). Results excluding extraordinary items in 2002 amounted to EUR -578 million (2001: EUR -199 million). The Company was fully consolidated as a subsidiary for the first time on September 30, 2002.

2001:

On January 15, 2001 Deutsche Telekom acquired 51 % of the shares in the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of MATÁV. The acquisition costs amounted to EUR 301.5 million. Maktel was included in the subgroup financial statements of MATÁV for the first time in the first quarter of 2001. The goodwill generated, EUR 180.3 million, will be amortized over a period of 20 years.

In April 2001 Deutsche Telekom acquired a further shareholding in the Czech mobile communications company RadioMobil a.s., Prague (referred to as RadioMobil below) via Cmobil B.V., Amsterdam, a subsidiary of T-Mobile International AG, Bonn (referred to as T-Mobile International below). The acquisition costs for this additional 11.77 % stake amounted to EUR 598 million. Cmobil's shareholding thus increased to 60.77 %. The additional goodwill generated, EUR 444 million, will be amortized over a period of 12 years. RadioMobil was consolidated in full for the first time on April 1, 2001.

On May 31, 2001 Deutsche Telekom acquired 100 % of the shares in VoiceStream Wireless Corporation, Bellevue, USA, and Powertel, Inc., Bellevue, USA, for a total purchase price of EUR 39.4 billion including a cash component of EUR 4.9 billion and the initial investment in VoiceStream preferred stock amounting to EUR 5.6 billion, which Deutsche Telekom had made in September 2000. VoiceStream Wireless Corporation provides communications services for private households in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel Inc. provides communications services for private households, mainly in urban areas in the Southeast of the United States on the basis of GSM technology. VoiceStream shareholders received for each share of VoiceStream common stock either 3.6693 Deutsche Telekom shares and US$ 15.7262 in cash, 3.6683 Deutsche Telekom shares and US$ 15.9062 in cash or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. VoiceStream and Powertel were consolidated in full for the first time on May 31, 2001. The consolidation of VoiceStream and Powertel generated goodwill totaling EUR 23.6 billion. This will be amortized over a period of up to 20 years. A nonscheduled write-down on goodwill amounting to EUR 8.3 billion was recorded as a result of the strategic review in the second half of 2002. In conjunction with the acquisition of VoiceStream and Powertel as described above, Deutsche Telekom granted rights for the acquisition of a total of 43,619,261 individual no par value Deutsche Telekom shares for options and bonds relating to the shares of these two companies (exchange rights of Cook Inlet and Eliska Wireless) on the basis existing agreements concerning the exchange of warrants.

Deutsche Telekom AG acquired an additional 16% stake in the capital of the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, on October 25, 2001 for a purchase price of EUR 507 million. Deutsche Telekom AG is therefore now the majority shareholder with a stake of 51 % and includes the company in full in its consolidated financial statements from November 1, 2001. The goodwill generated, a total of EUR 240 million, will be amortized over a period of up to 20 years.

The following pro forma information shows Deutsche Telekom's most important financial data, including the major subsidiaries acquired in 2002 and 2001, as if they had been consolidated at January 1, 2001.

Pro forma information	2002	2001
Net revenue (billions of €)		
Reported	53.7	48.3
Pro forma	54.1	51.6
Net income/(loss) under German GAAP (billions of €)		
Reported	(24.6)	(3.5)
Pro forma	(24.9)	(6.9)
Earnings/(loss) per share under German GAAP (€)		
Reported	(5.86)	(0.93)
Pro forma	(5.93)	(1.85)

77 subsidiaries (Dec. 31, 2001: 83) were not included because they were not material to the net worth, financial position and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1 % of consolidated revenue, results and balance sheet total of the Deutsche Telekom Group.

In accordance with § 311 (1) HGB, 49 (Dec. 31, 2001: 50) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 35 (Dec, 31, 2001: 56) associated companies which have little or no effect on the net worth, financial position and results of the Deutsche Telekom Group were classified as other investments in related companies at acquisition cost less applicable write-downs.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries which exercise disclosure simplification in accordance with § 264 (3) HGB.

Principal subsidiaries and associated companies. The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90 % of the Group are shown in the table below:

Name and registered office	Deutsche Telekom share Dec. 31, 2002 %	Shareholders' equity Dec. 31, 2002 millions of €	Revenue 2002 millions of €	Income after taxes 2002 millions of €	Employees 2002 annual average
Subsidiaries					
T-Mobile Deutschland GmbH, Bonn[5]	100.00	1,447	7,801	3,564	9,226
T-Mobile Holdings Ltd., Borehamwood, United Kingdom[1,5]	100.00	8,808	3,997	(3,425)	6,283
T-Mobile Austria GmbH, Vienna, Austria[1,5]	100.00	389	1,034	23	2,675
T-Mobile USA, Inc., Bellevue, Washington, USA/ **Powertel Inc.**, Bellevue, Washington, USA[1,5]	100.00	11,697	6,137	(18,122)	17,290
RadioMobil a.s., Prague, Czech Republic[7]	60.77	389	705	88	2,542
Ben Nederland Holding B.V., Amsterdam[1,5]	100.00	15	552	(594)	1,379
T-Online International AG, Darmstadt[1]	71.90	5,366	1,584	(465)	1,620
T-Systems International GmbH, Frankfurt a. M.	100.00	1,244	3,828	(1,273)	10,938
T-Systems CSM GmbH, Darmstadt[6]	100.00	243	2,131	138	3,974
Detecon International GmbH, Bonn[6]	100.00	76	121	19	261
T-Systems SIRIS S.A.S., Paris, France[6]	100.00	46	237	(136)	333
GMG Generalmietgesellschaft mbH, Münster	100.00	151	2,862	(132)	7,126
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	17	771	(70)	5,644
T-Data Gesellschaft für Datenkommunikation mbH, Bonn[1]	100.00	502	565	39	1,110
Kabel Deutschland GmbH, Bonn[1]	100.00	4,601	919	(334)	2,863
MATÁV Magyar, Távközlési Rt., Budapest, Hungary[1,4]	59.49	2,180	2,431	280	16,343
Slovenské Telekomunikácie, a.s., Bratislava, Slovakia[1]	51.00	1,131	441	81	9,804
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia[1]	51.00	1,765	1,001	249	10,773
Associated companies					
MTS, OJSC Mobile TeleSystems, Moscow, Russia[1,2,3,9]	36.20	1,156	998	232	4,990
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland[1,2,8]	49.00	285	1,183	116	3,399

[1] Consolidated subgroup financial statements.
[2] 2001 financial year.
[3] Indirect shareholding via T-Mobile Deutschland GmbH, Bonn (Deutsche Telekom share: 100 %).
[4] Held via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG share: 100 %).
[5] Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom share: 100 %).
[6] Indirect shareholding via T-Systems International GmbH, Frankfurt a. M. (Deutsche Telekom share: 100 %).
[7] Indirect shareholding via Cmobil B.V., Amsterdam (Deutsche Telekom indirect share: 92.14 %).
[8] Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; Mediaone International B.V., Eindhoven and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG indirect share: 100 % each).
[9] Employees at balance sheet date at end of 2001.

Consolidation principles.
Capital consolidation is performed following the book value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings (deficit); furthermore, they include the effects of consolidation and the net income (loss) of subsidiaries.

If, in the course of capital increases of subsidiaries and associated and related companies, shares are issued to third-party shareholders, without the involvement of Deutsche Telekom, the resulting added value for Deutsche Telekom is shown, in cases of cash capital increases, as income in the income statement; in cases of capital increases for noncash contributions, it is only shown as such if the added value exceeds a given level of goodwill acquired by the subsidiary or associated or related company in the course of the capital increase.

Revenue, income and expenses as well as receivables and liabilities between the consolidated companies are eliminated. **Intercompany profits and losses** and income effects from the **consolidation of intercompany debt** are eliminated in the consolidated financial statements.

The consolidated balance sheets include deferred taxes resulting from the effects of consolidation, provided the tax expense is expected to reverse in later years except where the effects of consolidation relate to the parent company during the periods prior to the end of 1995, when it was essentially exempt from taxation.

The investments in associated companies included **at equity** are accounted for using the book value method; equity is calculated by applying local principles of valuation, as permitted by § 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied in treating the differences resulting from the initial consolidation.

Joint ventures are included using the equity method.

Foreign currency translation.
In the individual company financial statements, foreign currency receivables, cash in banks and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are valued at the corresponding hedge rate.

Currency translation of foreign subsidiaries is made in accordance with the functional currency method. Thus, the functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure as reported in this currency should be reflected in the Group accounts. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. The currencies of dependent subsidiaries are translated according to the temporal method. On the other hand, the functional currency of independent subsidiaries is the local currency. Currently all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the translation of all items shown in balance sheets of foreign subsidiaries from foreign currencies into euros is performed using middle rates on the balance sheet date. Gains and losses resulting from translation are recorded, without affecting income, in the cumulative translation adjustment account. The income statements of foreign subsidiaries are translated at the average annual exchange rates.

The exchange rates of certain significant currencies are as follows:

	Annual average rate 2002	Annual average rate 2001	Annual average rate 2000	Rate at balance sheet date Dec. 31, 2002	Rate at balance sheet date Dec. 31, 2001
	€	€	€	€	€
100 Swiss Francs (CHF)	68.1599	66.2063	64.2701	68.7334	67.5494
100 Czech Koruna (CZK)	3.2485	2.9092	2.8011	3.1817	3.1309
1 Pound Sterling (GBP)	1.5910	1.6076	1.6423	1.5364	1.6418
100 Croatian Kuna (HRK)	13.4919	13.3685	13.0896	13.3734	13.6055
100 Hungarian Forints (HUF)	0.4117	0.3904	0.3850	0.4239	0.4079
100 Japanese Yen (JPY)	0.8478	0.9170	1.0050	0.8033	0.8644
100 Malaysian Ringgit (MYR)	27.9362	29.3934	28.5882	25.0772	29.8263
100 Philippine Pesos (PHP)	2.0845	2.1913	2.4585	1.7999	2.1973
100 Polish Zloty (PLN)	25.9930	27.2201	24.9595	24.9994	28.6050
1 Russian Ruble (RUB)	0.0338	0.0383	0.0386	0.0298	0.0372
100 Singapore Dollars (SGD)	59.2270	62.5594	62.9966	55.3403	61.2145
100 Slovak Koruna (SKK)	2.3428	2.3099	2.1282	2.4143	2.3377
1 U.S. Dollar (USD)	1.0616	1.1168	1.0863	0.9529	1.1334

Accounting and valuation.

Net revenues consist of goods and services sold in connection with the ordinary business activities of Deutsche Telekom. Net revenues are recorded net of VAT and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

T-Com.

T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases and services telecommunications equipment to its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories is recognized when the products are delivered and provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

T-Systems.

Telecommunication Services.

Telecommunication services includes "network services", "carrier services", "hosting and ASP services" and "broadcast services." Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice, billed on a per minute basis, and data services, billed on a bandwidth basis, under such contracts are recognized when used by the customer. "Carrier services" revenue and "hosting and ASP services" revenues are recognized as the services are provided.

Information Technology Services and Consulting.

The terms of information technology service contracts generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of unique products and/or services is recognized using the completed contract method. These projects are generally covered by one of the following types of contracts:

fixed price, milestone or cost-related contracts. For fixed price contracts revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost related contracts is recognized similar to time and material service contracts. Revenue from maintenance is recognized over the contractual period or as the services are performed.

In some of the Company's services contracts Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of income.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer and provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

T-Mobile.
Mobile revenues include revenues from the provision of mobile services, customer activation fees and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered and accepted by the customer.

T-Online.
T-Online revenues consist primarily of revenues from subscriber fees, charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transactions revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Research and development costs are expensed in full as incurred.

Pension costs for defined benefit plans are actuarially computed using the Projected Unit Credit Method, which is consistent with SFAS 87, and are shown in accordance with SFAS 132. This method presupposes the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees' entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (cf. (27) accruals for pensions and similar obligations).

Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost and amortization of actuarial gains and losses, less the return on assets to cover pension obligations. In accordance with US GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to disclose an additional minimum liability, this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders' equity position; changes in additional minimum liability are expensed.

Marketing expenses are expensed as incurred.

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred income taxes are recorded for the expected future tax effects attributable to temporary differences in the balance sheets prepared for tax reporting and for financial reporting purposes, except for the effects of those differences that are not expected to reverse in the foreseeable future or within expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in consolidation. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not taxable prior to January 1, 1995 and benefited from an essentially complete exemption from tax in 1995.

Earnings per share for each period are calculated by dividing net income/loss by the weighted average number of ordinary bearer shares outstanding during that period. The weighted average number of ordinary bearer shares in 2001 was ascertained after giving effect to the issuance of shares as part of the acquisition of VoiceStream/Powertel and the start of trading on June 4, 2001 in Frankfurt am Main.

Purchased **intangible assets** including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

Deutsche Telekom carries out impairment tests for subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the goodwill for the respective company and are carried out using the discounted cash flow method.

As permitted by Postreform II, **property, plant and equipment** transferred to Deutsche Telekom AG on January 1, 1995 was recorded in the opening balance sheet of Deutsche Telekom AG at fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for property, plant and equipment acquired since January 1, 1993, their carrying amount as at December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition costs.

Other property, plant and equipment is carried at acquisition or production cost, less scheduled depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during construction. General administration costs are not capitalized.

Nonscheduled write-downs are provided when an impairment in the value of assets occurs. In order to increase the informative value of the financial statements, accelerated depreciation recorded in the individual company financial statements for tax purposes has not been recognized in the consolidated financial statements.

Depreciation of noncurrent assets is generally carried out using the straight-line method over the following useful lives:

	Years
Intangible assets	3 to 22
Goodwill	3 to 20
Buildings	25 to 30
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant and office equipment	3 to 20

Additions to real estate are depreciated beginning in the month the building is placed into service. For assets other than buildings acquired in the first half of a year, a full year of depreciation is provided in the year of acquisition and, for those assets acquired in the second half of the year, a half year of depreciation is provided.

Items with a low acquisition cost are expensed in the year of purchase.

Maintenance and repairs are expensed as incurred.

Noncurrent assets sold or otherwise disposed of are written off at their relevant carrying amount (acquisition or construction cost minus cumulative depreciation). A gain or loss is recognized in income for the difference between the proceeds from the sale and the carrying amount of the asset concerned.

Financial assets are valued at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are recorded at net present value. Nonscheduled write-downs are provided only if impairment of financial assets is assumed to be permanent.

Raw materials and supplies, and **merchandise** purchased and held for resale are valued at acquisition cost, while **work in process and finished goods** are stated at production cost. Based on normal capacity utilization, construction cost includes directly allocable costs such as material and labor costs as well as special production costs plus an appropriate pro rata allocation of material and production overhead and straight-line depreciation. General administration and selling costs, social amenities expenses as well as voluntary benefits to personnel including pensions are not included in construction cost. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. To the extent that inventory values are impaired, obsolescence provisions are made.

Receivables and other assets are shown at their nominal value. Known individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year remaining to maturity are discounted.

Marketable securities are stated at the lower of cost or market value at the balance sheet date.

Stock options granted in the course of a contingent capital increase are shown in the balance sheet at the date the options are exercised, not at the date they are granted. At the time the options are exercised, the amount received by the Company is recorded at the value of the corresponding nominal capital increase in the capital stock and at the value of an additional amount in additional paid-in capital, in accordance with § 272 (2) No. 1 HGB.

Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with US GAAP (SFAS No. 87), and are shown in accordance with SFAS No. 132.

Deutsche Telekom is obliged to make contributions to a pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by annual actuarial valuations. The amounts currently due in each period are recognized as an expense in that period.

Provisions for taxes and **other accruals**, including those for contingent losses and environmental liabilities, are recorded in line with prudent commercial practice. Sufficient allowance was made for all perceivable risks when assessing these provisions and accruals.

Deferred taxes are calculated for the expected tax effects of temporary differences between the balance sheets prepared for financial reporting and tax reporting purposes, as well as for the temporary differences arising from consolidation entries. Deferred taxes are netted and either a net deferred tax asset or net deferred tax liability is recorded separately under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German national rate), and the solidarity surcharge (Solidaritätszuschlag); the respective local tax rate is used for foreign companies.

Cost accruals are only made by Deutsche Telekom when there is an obligation to carry such liabilities on the balance sheet pursuant to § 249 (1) HGB. This refers mainly to accruals for costs of maintenance related to the financial year, but only incurred within the first three months of the following year.

Major **accruals**, with the exception of pensions and similar obligations as well as Civil Service Health Insurance Fund accruals for future shortfalls, are not discounted.

Liabilities are recorded at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

In line with the imparity principle, unrealized losses relating to **derivative financial instruments** that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Notes to the consolidated statement of income.

1 Net revenue.

	2002 millions of €	2001[1] millions of €	2000[1] millions of €
T-Com	25,422	25,028	24,455
T-Systems	7,793	8,316	6,021
T-Mobile	18,229	12,994	8,994
T-Online	1,672	1,338	1,038
Other	573	633	431
	53,689	**48,309**	**40,939**

[1] Due to the repositioning of the divisions T-Com and T-Systems, the prior-year figures for T-Com, T-Systems and Other have been adjusted in line with the new structure.

	2002 millions of €	2001 millions of €	2000 millions of €
Revenue by geographic area:			
Domestic	35,288	35,107	33,178
International	18,401	13,202	7,761
	53,689	**48,309**	**40,939**
Breakdown of international net revenue:			
European Union (excluding Germany)	6,836	6,088	5,023
Rest of Europe	5,067	3,787	2,266
North America	6,166	3,066	231
Latin America	74	85	43
Other	258	176	198
	18,401	**13,202**	**7,761**

The percentage of the individual revenue segments in relation to net revenue is as follows:


Net revenue
T-Online 3 %
Other 1 %
T-Com 47 %
T-Systems 15 %
T-Mobile 34 %

Net revenue increased by EUR 5,380 million or 11.1 % over the previous year. The changes in the composition of the Deutsche Telekom Group resulted in a revenue increase of EUR 3,296 million or 6.8 %.

The increase at T-Com over the previous year is mainly attributable to the consolidation of Hrvatske telekommunikacije (Croatia) for the first time. In Germany, the increase in access revenues more than offsets the decrease in call revenues. Price cuts and direct interconnection between mobile communications carriers and competitors had a negative impact on revenue from the carrier services business.

The decrease at T-Systems is mainly attributable to the difficult economic situation. Certain key account customers have postponed large-scale IT and telecommunications projects.

The increase at T-Mobile is partly attributable to changes in the composition of the Group and partly to increased subscriber numbers.

Growth in access and non-access business had a positive impact on revenue at T-Online.

2 Changes in inventories and other own capitalized costs.

	2002 millions of €	2001 millions of €	2000 millions €
Change in inventories of work in process	(289)	(7)	161
Own capitalized costs	823	886	703
	534	**879**	**864**

Own capitalized costs relate primarily to planning and construction services. They include interest incurred during the construction period in the amount of EUR 39 million (2001: EUR 65 million; 2000: EUR 64 million).

3 Other operating income.

	2002 millions of €	2001 millions of €	2000 millions of €
Reversal of accruals	791	1,139	386
Income from the disposition of noncurrent assets (including sale of investments)	818	1,584	5,928
Income from reversal of valuation adjustments (including asset-backed securities)	556	288	125
Cost reimbursements	388	255	305
Foreign currency transaction gains	222	533	309
Insurance compensation	77	46	51
Refund of value-added tax (§ 15a UStG)	68	85	169
Income from rental and lease agreements	41	32	11
Income from disposition of marketable securities	1	1,967	0
Income from capital increases of subsidiaries and associated companies	–	-	2,887
Other income	939	690	831
	3,901	**6,619**	**11,002**

The decrease in income from the reversal of accruals is mainly attributable to the inclusion in the prior-year figure of income from the reversal of accruals for real estate risks which were previously calculated as lump sums (EUR 350 million), which was not recorded in the year under review.

Income from the disposition of noncurrent assets amounted to EUR 818 million. Of this figure, EUR 0.2 billion relates to the sale of Satelindo and EUR 0.3 billion to the sale of additional shares in T-Online. The decrease in comparison with the previous year relates mainly to the non-recurrence of proceeds from the sale of the Baden-Württemberg regional cable company (EUR 912 million).

The decrease in income from the disposition of marketable securities is mainly attributable to the non-recurrence of proceeds from the sale of the shares held in Sprint Corporation, Kansas City, USA, amounting to EUR 1,954 million in 2001.

Of the total amount of other operating income, EUR 1,342 million (2001: 1,897million; 2000: EUR 611 million) relates to other financial years.

4 Goods and services purchased.

	2002 millions of €	2001 millions of €	2000 millions of €
Goods purchased	4,671	4,397	4,075
Services purchased	9,747	9,080	7,875
of which: network access charges, Germany	1,967	2,174	1,985
of which: international network access charges	3,905	3,268	2,819
of which: other services	3,875	3,638	3,071
	14,418	**13,477**	**11,950**

The level of goods and services purchased increased by EUR 941 million or 7 % compared with 2001. Of this increase, changes in the composition of the Deutsche Telekom Group account for EUR 902 million. Excluding the effects of the changes in the composition of the Group, goods and services purchased remained at the same level as in the previous year. This is mainly attributable – despite organic revenue growth – to the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers and the more favorable purchasing conditions for international network capacities.

5 Personnel costs/Average number of employees.

	2002 millions of €	2001 millions of €	2000 millions of €
Wages and salaries:	**10,467**	**9,313**	**7,470**
Social security contributions and expenses for pension plans and benefits:			
Social security costs	1,340	1,147	861
Pension costs[1]	1,497	1,486	1,220
Health care expenses	176	168	167
	13,480	**12,114**	**9,718**

[1] Expenses are incurred from net periodic pension costs plus the change in additional minimum liability which affects net income.

Number of employees (average for the year)

	2002 Number	2001 Number	2000 Number
Civil servants	52,961	56,707	65,217
Salaried employees (excl. civil servants)	202,935	184,953	139,815
Total Deutsche Telekom Group	**255,896**	**241,660**	**205,032**
Trainees/student interns	9,869	8,147	6,826

Personnel costs increased by EUR 1,366 million or 11.3 % in the year under review to EUR 13,480 million. EUR 0.6 billion relates to changes in the composition of the Deutsche Telekom Group and EUR 0.3 billion to restructuring expenses, in particular at T-Systems.

Furthermore, collectively agreed adjustments of wages and salaries to bring them in line with market conditions and to promote performance, and the structural change with the assignment of personnel in higher value positions contributed to the increase in personnel costs.

6 Depreciation and amortization.

	2002 millions of €	2001 millions of €	2000 millions of €
Amortization of intangible assets	27,355	5,743	2,233
of which: amortization of goodwill	13,108	3,663	1,247
of which: amortization of UMTS and U.S. mobile communications licenses	13,244	1,414	381
Depreciation of property, plant and equipment	9,525	9,478	10,758
	36,880	**15,221**	**12,991**

Of the total depreciation and amortization in the year under review, nonscheduled write-downs were as follows:

	2002 millions of €
Intangible assets	**21,451**
of which: UMTS license at T-Mobile UK	2,165
of which: U.S. mobile communications licenses	9,384
of which: goodwill	9,865
Property, plant and equipment	**848**
of which: buildings	249
of which: submarine cables North Atlantic/Pacific	228
of which: property, plant and equipment at T-Systems	245
	22,299

Depreciation and amortization increased during the year under review by EUR 21,659 million to EUR 36,880 million. The increase in amortization of intangible assets is attributable mainly to the nonscheduled write-downs on goodwill at T-Mobile USA (EUR 8,288 million), Ben (EUR 958 million) and SIRIS at T-Systems (EUR 473 million) made as a result of the strategic review in the third quarter of 2002. In addition, nonscheduled write-downs were made on the mobile communications licenses of T-Mobile USA amounting to EUR 9,384 million and the UMTS license of T-Mobile UK (EUR 2,165 million). In total, the nonscheduled write-downs on intangible assets resulting from the strategic review amounted to EUR 21,268 million. Changes in the composition of the Deutsche Telekom Group in particular generated an increase in scheduled depreciation and amortization (EUR 1.7 billion). Most of this increase is attributable to the inclusion of T-Mobile USA in Deutsche Telekom's consolidated financial statements for the full financial year. Overall, as a result of changes in the composition of the Deutsche Telekom Group, scheduled amortization of goodwill increased by EUR 0.7 billion, amortization of UMTS and U.S. mobile communications licenses by EUR 0.5 billion and depreciation of property, plant and equipment by EUR 0.5 billion.

7 Other operating expenses.

	2002 millions of €	2001 millions of €	2000 millions of €
Marketing expenses	2,204	1,896	1,967
Advertising gifts and commissions	1,645	1,329	794
Rental and leasing expenses	1,732	1,213	766
Losses on accounts receivable and provision for doubtful accounts	1,677	1,225	723
Maintenance and repairs	1,282	1,133	843
Legal and consulting fees	746	695	591
Other employee-related costs	558	598	493
Postal charges	493	486	481
Losses on disposition of noncurrent assets (including sale of investments)	390	478	1,132
Administrative expenses	327	314	217
Foreign currency transaction losses	310	333	241
Transfers to accruals	296	391	611
Travel and transport expenses	283	290	241
License and concession expenses	203	197	116
Utilities	160	129	77
Telephone charges	137	94	15
Other expenses	1,667	1,350	1,116
	14,110	12,151	10,424

Of the increase of EUR 1,959 million in other operating expenses over the previous year, EUR 1,334 million relates to changes in the composition of the Deutsche Telekom Group, of which T-Mobile USA accounts for EUR 1,047 million.

The increase of EUR 0.6 billion in marketing expenses, advertising gifts and commissions is mainly attributable to the first full-year consolidation of T-Mobile USA. Rental and leasing expenses increased by EUR 519 million over the previous year. This development is mainly attributable to changes in the composition of the Deutsche Telekom Group within T-Mobile. Losses on accounts receivable and provisions for doubtful accounts increased by EUR 452 million, predominantly at Deutsche Telekom AG. This relates mainly to the discount for credit risks from the asset-backed securities.

Of the total amount of other operating expenses, EUR 463 million (2001: EUR 534 million, 2000: EUR 1,208 million) relates to other accounting periods.

8 Financial income (expense), net.

	2002 millions of €	2001 millions of €	2000 millions of €
Dividend income from investments	41	107	147
Results related to companies accounted for under the equity method (including amortization of goodwill)	(430)	(547)	1,890
Income/(loss) related to associated and related companies	**(389)**	**(440)**	**2,037**
Income from debt securities and long-term loan receivables	171	152	487
Other interest and similar income	1,781	408	511
Interest and similar expense	(6,000)	(4,698)	(4,095)
Net interest expense	**(4,048)**	**(4,138)**	**(3,097)**
Write-downs on financial assets and marketable securities	**(1,585)**	**(770)**	**(170)**
	(6,022)	**(5,348)**	**(1,230)**

Net financial expense in 2002 increased by EUR 674 over the previous year, mainly as a result of further valuation adjustments on the net carrying amount of the stake in France Telecom, amounting to a total of EUR 0.6 billion, and on other investments in noncurrent securities of EUR 0.4 billion. Results related to associated and related companies and net interest expense improved, however. Results related to associated and related companies improved by EUR 51 million over the previous year, mainly as a consequence of the decrease in expenses (including the amortization of goodwill) relating to investments in associated companies, which were particularly high in the previous year. The decrease in net interest expense is largely attributable to the reversal of interest rate derivatives which were no longer necessary.

9 Extraordinary income (losses).

In 2000, this item represented expenses relating to the initial public offering of T-Online International AG and the planned initial public offering of T-Mobile International AG.

10 Taxes.

Breakdown of income before taxes:

	2002 millions of €	2001 millions of €	2000 millions of €
Germany	1,034	2,953	8,291
International	(27,820)	(5,457)	(1,958)
	(26,786)	**(2,504)**	**6,333**

Breakdown of tax expense:

	2002 millions of €	2001 millions of €	2000 millions of €
Income taxes	(2,847)	751	194
Other taxes	364	57	124
	(2,483)	**808**	**318**

Breakdown of the Group's income taxes, Germany and international:

	2002 millions of €	2001 millions of €	2000 millions of €
Current taxes			
Germany	132	686	207
International	190	91	35
Deferred income taxes			
Germany	(150)	(30)	(57)
International	(3,019)	4	9
	(2,847)	**751**	**194**

The combined statutory income tax rate, currently 39 %, includes corporate income taxes at a rate of 25 %, the solidarity surcharge of 5.5 % on corporate income tax (Solidaritätszuschlag) and trade taxes at an average German national rate.

The Group's loss before taxes increased to EUR 26.8 billion. The resulting income tax benefit amounts to EUR 2.8 billion, compared with an expense of EUR 0.8 billion in the previous year. This effect was mainly attributable to the reversal of deferred tax liabilities relating to the nonscheduled write-down of mobile communications licenses of T-Mobile USA/Powertel, which generated income from deferred taxes of EUR 3.0 billion. The Federal Finance Court confirmed Deutsche Telekom's legal position in a legal dispute concerning Deutsche Telekom AG's recognition of goodwill for tax reporting purposes. The backdated amortization of goodwill to be carried for the years 1996–1999 results in an income tax reduction of approximately EUR 1.0 billion for Deutsche Telekom AG. In addition, amortization of goodwill increases net operating loss carryforwards (corporate income tax and trade tax) for the years 2000–2002 by EUR 2.2 billion (EUR 741 million per year). The capitalization of the goodwill leads to an additional expense of EUR 0.2 billion for wealth tax and trade capital tax for the years 1996 and 1997, which is responsible for the increase in other taxes.

Furthermore, deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. On the basis of the existing net operating loss carryforwards in the Deutsche Telekom tax consolidation group, the parent company will not show any income taxes on the current taxable result until the net operating loss carryforwards have been utilized in full. The deferred taxes of the parent company and the integrated companies which will offset each other over the expected period of utilization of the net operating loss carryforwards were released in the year under review.

Differences between actual income taxes income of EUR 2,847 million for 2002 (2001: expense of EUR 751 million) and the imputed, "expected" corporate income tax expense (computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 39 % are as follows:

	2002 millions of €	2001 millions of €	2000 millions of €
Expected corporate income tax at the tax rate applicable for the parent company	(10,447)	(977)	2,723
Increase (decrease) in income tax due to:			
Reduction of the Group's results without tax effect	11,027	2,896	1,497
Increase in the Group's results without tax effect	(435)	(966)	(3,576)
Group results not subject to the German rate of taxation	(2,878)	(491)	(546)
Permanent and semi-permanent differences between the balance sheets prepared for financial reporting and tax reporting purposes	(34)	611	(640)
Off-balance sheet corrections	(323)	0	0
Trade tax (e.g. long-term debt)	247	216	180
Effects of domestic losses	386	(1,186)	370
Effects of changes in tax law/corrections due to losses	(361)	676	167
Other	(29)	(28)	19
Income taxes	**(2,847)**	751	194
Effective income tax rate	11%	30%	3.1%

At December 31, 2002, Deutsche Telekom had net operating loss carryforwards affecting corporate income tax and similar carryforwards amounting to approximately EUR 22,198 million (2001: EUR 17,633 million) and trade tax net operating loss carryforwards amounting to approximately EUR 6,448 million (2001: EUR 4,580 million). With the exception of net operating loss carryforwards of EUR 11,432 million, the utilization of which is limited to various periods, these net operating loss carryforwards have an unlimited carry forward period under German and local tax law.

11 (Income) losses attributable to minority shareholders. Income (losses) applicable to minority shareholders includes EUR 390 million (2001: EUR 322 million; 2000: EUR 189 million) in gains and EUR 106 million (2001: EUR 180 million; 2000: EUR 100 million) in losses. The gains in 2002 relate mainly to MATÁV and Hrvatske telekommunikacije. The losses relate mainly to T-Online International AG.

Notes to the consolidated balance sheet.

12 Intangible assets.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	23,837	39,254
Goodwill	29,436	40,597
Advance payments	129	200
	53,402	80,051

The decrease of EUR 26.6 billion in intangible assets to EUR 53.4 billion is mainly attributable to the nonscheduled write-downs on goodwill and mobile communications licenses as a result of the strategic review in the third quarter of 2002.

The decrease is also due to the effects of foreign currency translation from foreign Group companies. This development was offset by the increase in goodwill the year under review, EUR 2.7 billion of which was the result of the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and a further EUR 1.7 billion of which relates to the full acquisition of Ben.

The development of intangible assets is shown in the table of consolidated noncurrent assets.

13 Property, plant and equipment.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Land and equivalent rights, and buildings including buildings on land owned by third parties	11,362	13,063
Technical equipment and machinery	38,034	39,947
Other equipment, plant and office equipment	2,286	2,743
Advance payments and construction in progress	2,273	2,955
	53,955	58,708

Property, plant and equipment decreased by EUR 4.8 billion to EUR 54.0 billion. Capital expenditure amounted to EUR 7.1 billion; depreciation and amortization increased to around EUR 9.5 billion; disposals amounted to EUR 3.4 billion and related mainly to the sale of real estate in the form of sale and lease back transactions.

The development of property, plant and equipment is shown in the table of consolidated noncurrent assets.

Leasing.

Minimum lease payments under leases expiring subsequent to December 31, 2002 are shown below (millions of EUR).

Year	Capital leases	Operating leases
2003	63	1,813
2004	58	1,609
2005	60	1,232
2006	58	924
2007	60	842
after 2007	666	3,630
Total minimum lease payments	**965**	**10,050**
Imputed interest	285	
Present value of net minimum lease payments	**680**	

Capital leases are primarily for office buildings and have terms of up to 25 years.

14 Financial assets.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Investments in unconsolidated subsidiaries	149	228
Loans to unconsolidated subsidiaries	58	82
Investments in associated companies	2,593	3,944
Other investments in related companies	1,021	1,895
Long-term loans to associated and related companies	3	395
Other investments in noncurrent securities	238	879
Other long-term loans	107	534
	4,169	7,957

The decrease of EUR 1,351 million in the net carrying amount of investments in associated companies relates mainly to the reclassification of the shares in BEN (EUR 543 million) and Cook Inlet IV (EUR 283 million), as a result of their full consolidation for the first time in the year under review. Furthermore, the decrease is marked by negative contributions and the amortization of goodwill, particularly relating to comdirect bank. These developments were offset by increases in various related companies of T-Mobile International AG amounting to EUR 437 million.

The decrease of EUR 874 million in other investments in related companies is largely a consequence of the valuation adjustment on and the subsequent disposal of the shares held in France Telecom.

Long-term loans primarily include loans to associated and related companies. The decrease is mainly attributable to valuation adjustments for loans to cable companies.

Other investments in noncurrent securities mainly include fixed-interest securities. The decrease is attributable to the sale of part of the fixed-interest securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, and a valuation adjustment in Deutsche Telekom AG's securities portfolio.

A considerable proportion of other long-term loans was reclassified as loans to unconsolidated subsidiaries in the year under review as a result of the acquisition of HoldCo/Polpager by T-Mobile International AG. Furthermore, the decrease in other long-term loans was also attributable to the repayment of a Deutsche Telekom AG loan to Deutsche Post.

The development of financial assets is shown in the table of noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). It is available upon request from Deutsche Telekom AG, Bonn, Investor Relations.

Significant investments in associated companies are shown below:

	Dec. 31, 2002			Dec. 31, 2001		
Name	Deutsche Telekom share %	Net carrying amount millions of €	of which: Net difference between carrying value and equity in net assets millions of €	Deutsche Telekom share %	Net carrying amount millions of €	of which: Net difference between carrying value and equity in net assets millions of €
PTC	49.00	1,287	1,122	45.00	1,232	1,114
GSM Facilities	25.60	586	-	24.00	516	-
MTS[1]	36.20	455	11	36.20	435	16
Other		265	52		1,761	685
		2,593	1,185		3,944	1,815

[1] Proportional market value on December 31, 2002: EUR 1,277 million.

15 Inventories, materials and supplies.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Raw materials and supplies	466	597
Work in process	350	458
Finished goods and merchandise	730	606
Advance payments	10	10
	1,556	1,671

Inventories, materials and supplies decreased compared with the previous year by EUR 114 million or 6.8 %. This figure includes offsetting effects of EUR 26 million resulting from changes in the composition of the Deutsche Telekom Group.

Raw materials and supplies include spare parts for data communications equipment, transmission equipment and other telecommunications spare parts, components and cable. Work in process is mainly related to projects which have not yet been completed, such as the installation of telecommunications systems and the implementation of IT systems solutions.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing as well as existing rights of use for submarine cables.

Advance payments relate primarily to orders for terminal equipment.

16 Receivables.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Trade accounts receivable	5,840	6,173
Receivables from subsidiaries	171	423
Receivables from associated and related companies	247	230
	6,258	6,826

In December 2002 T-Systems International GmbH and its subsidiaries T-Systems PCM AG and T-Systems GEI GmbH sold certain trade accounts receivable amounting to EUR 276 million to a special purpose vehicle as part of asset-backed securities. The contract explicitly rules out the retransfer of the receivables sold. Appropriate discounts have been agreed to cover financing and program costs and possible bad debt losses. The contract provides for an interest bonus if the risks covered by the discounts are ultimately not realized to the detriment of the purchaser. The receivables sold are still collected by T-Systems on behalf of the purchaser.

Since December 2001, Deutsche Telekom AG has sold certain trade accounts receivable to a special-purpose vehicle as part of an asset-backed securitization program by way of global assignment. The contract explicitly rules out the retransfer of the receivables sold. The credit risks assumed by the purchaser and the remaining moral hazard are compensated by a corresponding discount. The contract provides for a bonus for the discounts if the risks covered by the discounts are ultimately not realized to the detriment of the purchaser. The receivables sold are still collected by Deutsche Telekom on behalf of the purchaser.

All receivables are due within one year, with the exception of EUR 63 million for trade accounts receivables.

The allowance for doubtful accounts and changes therein are in millions of euros as follows:

	2002 millions of €	2001 millions of €	2000 millions of €
January 1	988	790	493
Charged to costs and expenses	1,047	821	379
Amounts written off/ released	(680)	(623)	(82)
December 31	**1,355**	**988**	**790**

The Company directly wrote off accounts receivable balances of EUR 414 million in 2002 (December 31, 2001: EUR 391 million).

17 Other assets.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Tax receivables	1,782	3,287
Accrued interest	390	352
Receivables from employees	46	34
Receivables from reimbursements and loans receivable	96	221
Miscellaneous other assets	1,078	1,072
	3,392	**4,966**

The decrease in other assets relates mainly to the decrease in tax receivables, which consist mainly of income taxes. The considerable decrease in income tax receivables relates mainly to the non-recurrence of the reimbursement of corporate income tax resulting from the dividend payment of T-Mobile International AG to Deutsche Telekom AG amounting to EUR 1.1 billion in the previous year. Furthermore, a claim for reimbursement shown in the previous year has been realized. Receivables in the year under review include tax refunds of approximately EUR 0.8 billion relating to the recognition of write-downs on Deutsche Telekom AG's goodwill.

18 Marketable securities.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Treasury shares	7	7
Other marketable securities	406	695
	413	**702**

The level of treasury shares at the balance sheet date, 2,670,828, unchanged from the balance sheet date of the previous year, is made up as follows:

1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from the KfW, not yet issued	14,630
	2,670,828

The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at an acquisition cost of EUR 0.9 million and written down to the lower market trading price applicable at the balance sheet date. The total proportion of treasury shares in capital stock is 0.07 %.

The decrease in other marketable securities compared with the previous year is mainly attributable to the reduction of Deutsche Bundespost bonds and debentures held to maintain favorable trading conditions and the maturity of callable bonds.

Other marketable securities primarily relate to own bonds held to maintain favorable trading conditions (EUR 139 million) and callable step-up bonds (EUR 225 million) held by Deutsche Telekom AG.

19 Liquid assets.

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Checks	10	47
Petty cash and deposits at the Bundesbank	42	25
Cash in banks (including deposits at Deutsche Postbank AG)	1,853	2,796
	1,905	**2,868**

	Dec. 31, 2002 Net carrying amount millions of €	Dec. 31, 2001 Net carrying amount millions of €
Cash and cash equivalents		
Original maturity less than 3 months	1,712	2,738
Temporary cash investments (original maturity longer than 3 months)	193	130
	1,905	**2,868**

Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, checking account balances, deposits at the Bundesbank and Deutsche Postbank AG and petty cash. Temporary cash investments consist almost exclusively of fixed-term bank deposits.

The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

20 Prepaid expenses and deferred charges.

Prepaid expenses and deferred charges of EUR 771 million (Dec. 31, 2001: EUR 813 million) include discounts on loans of EUR 295 million (Dec. 31, 2001: EUR 351 million) which are amortized on a straight line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also shown for advance personnel costs and lease payments.

21 Shareholders' equity.

A detailed account of the development of the consolidated shareholders' equity for the years 2000, 2001 and 2002 is presented in a separate table before the notes to the consolidated financial statements.

The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2002 is as follows (millions of €):


Total sheareholders' equity
(at year-end, millions of €)
60,000
40,000
20,000
0
1995
12,646
1996
23,826
1997
24,616
1998
25,064
1999
35,689
2000
42,716
2001
66,301
2002
35,416

22 Capital stock.

In accordance with Article 5 (1) of the Articles of Incorporation, Deutsche Telekom AG's capital stock totaled EUR 10,746 million at December 31, 2002, representing 4,197.8 million registered ordinary no par value shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 30.75 % at December 31, 2002; the KfW's shareholding was 12.02 % at December 31, 2002. Correspondingly, the Federal Republic held 1,291 million no-par value shares (EUR 3,304 million) of the capital stock as at December 31, 2002, while the KfW held 505 million no-par value shares (EUR 1,292 million). The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA/Powertel, Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the warrants in circulation between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As at December 31, 2002, the number of Deutsche Telekom shares lodged as collateral for the outstanding preemptive rights granted to T-Mobile USA/Powertel employees amounted to 26,769,950.

With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares against non-cash contributions in the period up to May 25, 2005. The authorization may be exercised in full or in part. The preemptive right of shareholders is precluded. The Board of Management is authorized to determine the rights accruing to the shares in future and the conditions for issuing shares with the approval of the Supervisory Board.

The resolutions adopted by the shareholders' meeting on May 28, 2002 included the following:

The Board of Management's authorization to acquire treasury shares, which was resolved by the shareholders' meeting on May 29, 2001, was rescinded. At the same time, Deutsche Telekom AG was authorized to acquire treasury shares up to a maximum of 10 % of the share capital, i.e., a total of no more than 419,775,242 shares. These treasury shares may be used for listings on foreign stock exchanges, offered as compensation in mergers or the acquisition of companies and equity interests, or retired. The authorization may be exercised in full or in part, and is valid until November 18, 2003.

23 Additional paid-in capital.

The additional paid-in capital of the consolidated group exceeds the additional paid-in capital of Deutsche Telekom AG of EUR 24,319 million by EUR 25,758 million. This is due in part to the recording of the new Deutsche Telekom shares issued in the course of the acquisition of VoiceStream/Powertel at their market value (EUR 28,680 million) instead of their nominal value (EUR 2,990 million), which is permitted in the consolidated financial statements. Furthermore, there were other allocations to additional paid-in capital in 2002 amounting to EUR 68 million from the exercise of conversion options by former shareholders of T-Mobile USA/Powertel. The shares in Deutsche Telekom reserved for these conversion options in a trust were included in the unconsolidated financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

24 Retained earnings (deficit).

In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings (deficit) include the consolidated group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation entries from prior years.

25 Minority interest.

Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, Croatian Telecom, MATÁV, Slovenské and RadioMobil.

26 Stock-based compensation.

Deutsche Telekom AG.
2000 Stock Option Plan.

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution passed by the shareholders' meeting in May 2000. The quoted fair market value of Deutsche Telekom's common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

The options could not be exercised before the end of the lock-up period on July 19, 2002, and may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance target is considered to have been reached when the moving average of the closing price of the shares in Xetra trading on the Frankfurt Stock Exchange exceeds the exercise price by more than 20 % for a period longer than 30 days.

The relative performance target is linked to share price performance relative to the performance of the Dow Jones Euro STOXX 50© Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, options and other special rights (total shareholder return) exceeds the performance of the Euro STOXX 50© Total Return Index measured on a moving thirty-day average basis.

Deutsche Telekom reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SAR) instead of issuing new shares. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. As at December 31, 2002, no resolution on conversion had been passed to this effect.

As at December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2000 Stock Option Plan was around 2.5 years.

The shareholders' meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

2000 Stock Option Plan

	2002		2001		2000	
	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)
Outstanding at beginning of year	1,001	62.69	1,022	62.69	-	-
Granted	0	-	0	-	1,024	62.69
Exercised	0	-	0	-	0	-
Forfeited	7	62.69	21	62.69	2	62.69
Outstanding at end of year	994	62.69	1,001	62.69	1,022	62.69
Exercisable at end of year under review	0	-	0	-	0	-

2001 Stock Option Plan.

For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 preemptive rights to be issued to members of the Board of Management and other executives of the Company and lower-tier affiliated companies as part of the Deutsche Telekom 2001 Stock Option Plan.

50 % of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 % of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120 % of the reference price. The reference price corresponds to the non-weighted average of the closing price of the Deutsche Telekom shares in Xetra trading (or a comparable successor system) as operated by Deutsche Börse AG on the Frankfurt Stock Exchange over the last 30 trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of the Deutsche Telekom shares in Xetra trading (or a comparable successor system) as operated by Deutsche Börse AG on the Frankfurt Stock Exchange on the day on which the options are granted, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

Deutsche Telekom reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights - SAR) instead of issuing new shares. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. As at December 31, 2002, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution passed by the shareholders' meeting in May 2001. The quoted fair market value of Deutsche Telekom's common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In 2002, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution passed by the shareholders' meeting in May 2001. The quoted fair market value of Deutsche Telekom's common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As at December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2001 Stock Option Plan was around 8.8 years.

The activities relating to the stock options granted by Deutsche Telekom to beneficiaries of the 2001 Stock Option Plan are as follows:

2001 Stock Option Plan

	2002		2001	
	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)
Outstanding at beginning of year	8,219	30.00	-	-
Granted	3,928	12.36	8,221	30.00
Exercised	0	-	0	-
Forfeited	183	29.16	2	-
Outstanding at end of year	11,964	24.22	8,219	30.00
Exercisable at end of year under review	**0**	**-**	**0**	**-**

Furthermore, Deutsche Telekom AG granted 2,580 SARs to employees in countries in which it was not legally possible to grant stock options. As at December 31, 2002, 168,050 of the SARs granted in 2001 and 2002 were still outstanding.

T-Online International AG.
2000 Stock Option Plan.

In 2000, T-Online, for the first time, granted stock options to certain employees of T-Online International AG. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the decision of the shareholders' meeting, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001.

No options granted under the 2000 Stock Option plan have yet been exercised, firstly because they were not exercisable until the end of the lock-up period on July 6, 2002 and, secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing Frankfurt Xetra share price exceeds the exercise price by more than 40 %. The relative performance target is linked to the performance of the shares relative to the performance of the Dow Jones Euro STOXX Telecom® index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options and other special rights (total shareholder return), exceed the performance of the Euro STOXX Telecom® index by more than 20% measured on a moving thirty-day average basis.

The weighted average remaining contractual life as of December 31, 2002 was 2.5 years.

The activities relating to the share options granted by T-Online International AG as part of the 2000 Stock Option Plan are as follows:

2000 Stock Option Plan

	2002		2001		2000	
	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)
Outstanding at beginning of year	117	37.65	177	37.65	n/a	n/a
Granted	0	-	0	-	214	37.65
Exercised	0	-	0	-	0	-
Forfeited	5	37.65	60	37.65	37	37.65
Outstanding at end of year	112	37.65	117	37.65	177	37.65
Exercisable at end of year under review	**0**	**-**	**0**	**-**	**0**	**-**

2001 Stock Option Plan.
The shareholders' meeting on May 30, 2001 conditionally increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG and authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG and members of the Boards of Management, members of the management and other directors, senior managers and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a "premium priced plan". The exercise price is payable upon exercise of the options. The exercise price per share is 125 % of the reference price. The reference price corresponds to the non-weighted average of the closing prices of the T-Online share in Xetra trading on the Deutsche Börse AG stock exchange in Frankfurt am Main (or a subsequent system in place of the Xetra system) over the last 30 trading days before granting of the options. If the average closing price calculated by this method is lower than the closing price of the T-Share in Xetra trading on the Deutsche Börse AG stock exchange (or a subsequent system) on the day of granting of the options, this closing price shall be taken as the reference price.

Options are granted in annual tranches for periods of five years; stock options can be granted for the last time in 2005.

50 % of the options granted may only be exercised after a period of two years - calculated from the day the options are granted. The remaining 50 % of the options granted may only be exercised three years after the day the preemptive rights are issued. The options have a life of ten years from the date of granting, meaning that options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeit without replacement of compensation at the latest on August 12, 2011 and July 14, 2012 respectively. As at December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2001 Stock Option Plan was around 9 years.

2,369,655 options were granted on August 13, 2001 in the first tranche on the basis of the resolution passed by the shareholders' meeting passed in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price, the performance target, for the first tranche is EUR 10.35 (125 % of the reference price of EUR 8.28) and for the second tranche EUR 10.26 (125 % of the reference price of EUR 8.21).

The activities relating to the share options granted by T-Online International AG as part of the 2001 Stock Option Plan are as follows:

2001 Stock Option Plan

	2002		2001	
	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)
Outstanding at beginning of year	2,348	10.35	0	-
Granted	2,067	10.26	2,369	10.35
Exercised	0	-	0	-
Forfeited	0	-	21	10.35
Outstanding at end of year	4,415	10.31	2,348	10.35
Exercisable at end of year under review	**0**	**-**	**0**	**-**

Stock Option Plan for the acquisition of Ya.com shares.
In connection with the acquisition of shares in Ya.com, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the capital stock of T-Online was increased by EUR 1.863.886 in accordance with a resolution passed on September 22, 2000.

The activities relating to the share options granted by T-Online International AG as part of the acquisition of shares are as follows:

Ya.com 2000 Option Plan

	2002		2001		2000	
	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)	Stock options in thousands	Weighted-average exercise price (€)
Outstanding at beginning of year	1,084	0.00	1,864	0.00	n/a	n/a
Granted	0	-	0	-	1,864	0.00
Exercised	376	0.00	692	0.00	0	-
Forfeited	342	0.00	88	0.00	0	-
Outstanding at end of year	366	0.00	1,084	0.00	1,864	0.00
Exercisable at end of year under review	**366**	**0.00**	**1,084**	**0.00**	**280**	**0.00**

In its function as conversion trustee, Dresdner Bank holds 430,000 forfeit options which may be sold upon instruction by T-Online International AG. As the clearance of the forfeit T-Online shares is to be seen as an indirect financial payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale are allocated upon sale as a premium to additional paid-in capital.

T-Mobile USA.

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been set up for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The activities relating to the share options granted since the acquisition of T-Mobile USA are as follows:

	Year ended December 31, 2002	
	Stock options in thousands	Weighted-average exercise price (USD)
Outstanding,		
beginning of period	22,090	16.21
Granted	5,964	13.35
Exercised	2,133	3.35
Forfeited	941	19.51
Outstanding at end of year	24,980	16.41
Exercisable at		
end of year under review	**10,028**	**13.95**

	Outstanding options			Exercisable options	
Ranges of the exercise prices (USD)	Number in thousands	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number in thousands	Weighted average exercise price (USD)
0.00 - 7.60	5,631	5.1	2.68	4,460	2.56
7.61 - 15.20	8,351	8.0	11.98	1,359	8.75
15.21 - 22.80	73	6.5	17.62	53	17.62
22.81 - 30.39	9,504	7.5	26.25	3,447	27.17
30.40 - 37.99	1,421	7.1	30.98	709	30.98
0.00 - 37.99	**24,980**	**7.1**	**16.41**	**10,028**	**13.95**

Powertel.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom AG options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust depot account set up for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The Powertel 2000 Stock Plan had 535,306 shares available at December 31, 2002. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants and advisors may be eligible for the allocation of options, conditional share allocations or other allocations within the framework of the 2000 Stock Plan.

A total of 1,254,695 Deutsche Telekom shares were available for outstanding options at December 31, 2002 for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Powertel Board of Directors has decided not to grant any further options in the 1991 Option Plan.

At December 31, 2002, there were no shares available for outstanding options for the Non-employee Stock Option Plan ("Non-employee Plan"). The Powertel Board of Directors has decided not to grant any further options in the Non-employee Plan.

The activities relating to the share options granted since the acquisition of Powertel are as follows:

	Year ended December 31, 2002	
	Stock options in thousands	Weighted-average exercise price (USD)
Outstanding, beginning of period	2,509	19.50
Granted	-	-
Exercised	446	5.39
Forfeited	273	27.27
Outstanding at end of year	1,790	21.85
Exercisable at end of year under review	**891**	**16.93**

	Outstanding options			Exercisable options	
Ranges of the exercise prices (USD)	Number in thousands	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number in thousands	Weighted average exercise price (USD)
0.02 - 7.60	543	5.2	5.58	433	5.64
7.61 - 15.20	142	5.4	9.90	121	9.64
15.21 - 22.80	22	6.8	19.78	14	19.61
22.81 - 30.39	512	8.0	26.86	50	26.46
30.40 - 38.00	571	7.2	35.87	273	36.18
0.02 - 38.00	**1,790**	**6.7**	**21.85**	**891**	**16.93**

MATÁV.

On April 26, 2002, the annual Shareholders' Meeting of Magyar Távközlési Részvénytársaság (MATÁV) approved the introduction of a new management share option plan.

In order to satisfy the exercise of options granted, the annual Shareholders' Meeting of MATÁV authorized MATÁV's Board of Directors to purchase 17 million "A" series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

On July 1, 2002, MATÁV used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable 2003) and HUF 950 for the second tranche and third tranche (exercisable 2004 and 2005 respectively). The quoted fair market value of MATÁV common stock as quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a contractual life of five years from the day of granting, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The remaining contractual life as of December 31, 2002 was 4.5 years.

The options with respect to the maximum of one third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

The options with respect to the maximum of a further one third of the shares that can be purchased under the relevant options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

The options may not be sold, transferred, assigned, charged, pledged or otherwise encumbered or disposed of to any third person.

The activities relating to the share options granted by MATÁV are as follows:

2002 Stock Option Plan

	2002	
	Stock options in thousands	Weighted-average exercise price (HUF)
Outstanding,		
beginning of period	0	0
Granted	3,965	944
Exercised	0	0
Forfeited	0	0
Outstanding at end of year	3,965	944
Exercisable at		
end of year under review	**0**	**0**

27 Accruals for pensions and similar obligations.
Deutsche Telekom's pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance will be paid out in full, in installments or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. The pensioners covered by this collective agreement no longer receive their pension payments directly from the VAP as the provider of pension services, but, since November 2000, directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). The VAP provides pension services for and on behalf of Deutsche Telekom. Pension accruals are made in the balance sheet for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP SFAS 87. Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes, valued according to § 6a of the Income Tax Act (EstG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

The following table shows the composition of pension obligations:

	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Pension obligations:		
– Direct	2,927	2,683
– Indirect	1,007	966
Obligations in accordance with Article 131 GG	8	12
	3,942	**3,661**

The obligation amounts shown contain a so-called "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to individual pension plans, to be shown under German GAAP as affecting net income, but under U.S. GAAP as not. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,465 million (2001: EUR 3,402 million).

	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Actuarial present value of benefits:		
Vested	3,978	3,701
Nonvested	409	342
Accumulated benefit obligation	**4,387**	**4,043**
Effect of projected future salary increases	85	121
Projected benefit obligation	**4,472**	**4,164**
Plan assets at fair value	(412)	(405)
Projected benefit obligations in excess of plan assets	**4,060**	**3,759**
Unrecognized net (losses) gains	(595)	(357)
Unfunded accrued pension cost	**3,465**	**3,402**
Additional minimum liability	**477**	**259**
Total obligation	**3,942**	**3,661**

Taking into consideration the assets transferred to other entities, the pension obligations were accounted for in full.

The corresponding pension accruals measured in accordance with § 6a of the Income Tax Act (Einkommensteuergesetz – EStG) are EUR 3,474 million (December 31, 2001: EUR 2,995 million).

The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP SFAS 87 and using the assumptions at the respective balance sheet dates as shown in the following table:

	2002	2001	2000
Discount rate	5.75%	6.00%	6.25%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Expected return on assets	6.00%	6.00%	6.00%-6.50%
Projected pension increase	1.50%	1.50%	1.50%

Development of the projected benefit obligation:

	2002 millions of €	2001 millions of €
Projected benefit obligation, beginning of year (January 1)	**4,164**	**3,764**
Service cost	155	144
Interest cost	241	228
Change in obligations	(59)	(6)
Actuarial (gains)/losses	201	280
Total benefits actually paid	(230)	(246)
Projected benefit obligation, end of year	**4,472**	**4,164**

Development of plan assets at fair value:

	2002 millions of €	2001 millions of €
Plan assets at fair value, beginning of year	**405**	**379**
Actual return on plan assets	(20)	2
Contributions by employer	79	73
Benefits actually paid through pension funds	(52)	(49)
Plan assets at fair value, end of year	**412**	**405**

Net periodic pension cost is summarized as follows:

	2002 millions of €	2001 millions of €	2000 millions of €
Service cost	155	144	119
Interest cost	241	228	208
Expected return on assets (return on plan assets)	(24)	(24)	(17)
Distribution amounts (payback)	7	0	-
Net periodic pension cost	**379**	**348**	**310**

Civil servant retirement arrangements.
Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The BPS-PT works for the fund of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to its special pension fund is defined under § 16 of the Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33% of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 838 million in the year under review (previous year: EUR 845 million) (see (33) Guarantees and commitments, and other financial obligations).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

28 Other accruals.

	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Taxes	**2,086**	**1,938**
Provisions for deferred taxes	**1,646**	**5,348**
Accruals other than taxes		
Employee benefits		
Civil Service Health Insurance Fund	1,101	1,079
Personnel restructuring	558	252
Other obligations	1,080	916
	2,739	**2,247**
Outstanding invoices	2,540	2,218
Unused telephone units on phone cards sold	500	422
Loss contingencies	426	514
Advertising cost subsidies/commissions	351	270
Restoration commitments	303	265
Risks related to real estate	227	168
Refunds to be granted	168	132
Litigation risks	164	266
Investment risks	126	145
Deferred maintenance	55	56
Other	824	777
	8,423	**7,480**
	12,155	**14,766**

Due to differences between the book value and the fair market value of mobile communications licenses, intangible assets were recorded in 2001 upon first consolidation of T-Mobile USA with the accounting of the purchase price. This generated a provision for deferred taxes of EUR 5,812 million which was reduced to EUR 2,167 million in 2002 after write-downs on mobile communications licenses as the result of the strategic review.

The increase in other accruals (excluding deferred taxes) is mainly attributable to an increase in personnel accruals (EUR 492 million) and accruals for outstanding invoices (EUR 322 million).

The Civil Service Health Insurance Fund (PbeaKK) provides services for its members mainly in cases of illness, birth or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. Deutsche Telekom AG has accrued the actuarially determined present value of this future deficit which Deutsche Telekom has to cover, taking the new 1998 life expectancy tables by Prof. Dr. Klaus Heubeck ("Richttafeln 1998") into account, which primarily reflect the increase in average life expectancy. The expense for the addition to this accrual was EUR 44 million in the year under review (2001: EUR 70 million; 2000: EUR 142 million).

Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be completed. On the other hand, collective agreements in particular are still used for bridging allowances and old-age part time work and lead to the establishment of new accruals when a concrete contractual relationship is entered into.

In 2002 non-civil servants accepted the Company's severance offers. Natural attrition does not result in incremental costs for Deutsche Telekom AG. In 2002, unpaid restructuring costs amounting to EUR 261 million are included in accruals and EUR 3 million are included in other accounts payable.

The table below sets forth the payments made and the related accruals/payables for future payments in respect of these staff reduction measures for the years 2002 and 2001:

	2002 millions of €	2001 millions of €
Accruals/payables, beginning of year	**215**	**150**
Payments made (including payments made against accruals/payables)	(117)	(125)
Establishment of new accruals/payables	166	190
Accruals/payables, end of year	**264**	**215**

Besides these historical measures, T-Systems decided to reduce the number of its employees by around 3,500 in 2002. An accrual totaling EUR 339 million was established, EUR 252 million of which relates to staff adjustments and EUR 87 million to other structural measures. The utilization of the accrual is expected to occur mainly in 2003.

Of the decrease in accruals for loss contingencies, EUR 150 million relates to accruals for debt premiums at T-Mobile USA. These accruals are the result of the difference between the repayment amount and the higher fair value of bonds.

The accruals for unused telephone units on phone cards sold are made for charges for telephone services as yet not performed which have already been recognized as income.

29 Liabilities.

millions of €	Dec. 31, 2002 Total	of which due within one year	in one to five years	after five years	Dec. 31, 2001 Total	of which due within one year	in one to five years	after five years
Debt								
Bonds and debentures	56,752	8,535	29,243	18,974	58,301	12,598	28,447	17,256
Liabilities to banks	6,292	1,341	3,534	1,417	8,730	754	4,984	2,992
	63,044	9,876	32,777	20,391	67,031	13,352	33,431	20,248
Other								
Advances received	414	228	186		371	357	14	
Trade accounts payable	3,833	3,807	26		4,827	4,792	35	
Liabilities on bills accepted and drawn					1	1		
Payables to subsidiaries	158	157	1		104	103	1	
Liabilities to other companies in which an equity interest is held	147	147			152	152		
Other liabilities	5,989	4,436	448	1,105	6,565	5,243	355	967
of which: from taxes	(1,159)	(1,159)			(2,200)	(2,200)		
of which: from social security	(153)	(153)			(131)	(131)		
	10,541	8,775	661	1,105	12,020	10,648	405	967
Total liabilities	73,585	18,651	33,438	21,496	79,051	24,000	33,836	21,215

The main items under bonds and debentures relate to old bonds issued by Deutsche Bundespost amounting to EUR 11.8 billion and bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, at the following conditions:

Structure of the 2000 global bond:

Tranche	Nominal amount in currency	Nominal amount in €	Nominal interest rate	Maturity
EUR	2,250,000,000	2,250,000,000	6.625%	2005
EUR	750,000,000	750,000,000	7.125%	2010
GBP	625,000,000	960,218,750	7.625%	2005
GBP	300,000,000	460,905,000	7.625%	2030
USD	3,000,000,000	2,858,799,000	8.250%	2005
USD	3,000,000,000	2,858,799,000	8.500%	2010
USD	3,500,000,000	3,335,265,500	8.750%	2030
JPY	90,000,000,000	722,952,000	2.000%	2005

Structure of the 2001 eurobond:

Tranche	Nominal amount in currency	Nominal amount in €	Nominal interest rate	Maturity
EUR	4,500,000,000	4,500,000,000	6.375%	2006
EUR	3,500,000,000	3,500,000,000	7.125%	2011

After downgrading by Moody's from A3 to Baa1 in March 2002 and by Standard & Poor's from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 0.5 %. The change in the interest rate has already been included in the tables. If Deutsche Telekom is promoted back to at least A- level, the coupons will be reduced again by 0.5%.

Structure of the 2002 global bond:

Tranche	Nominal amount in currency	Nominal amount in €	Nominal interest rate	Maturity
EUR	2,000,000,000	2,000,000,000	8.125%	2012
EUR	2,500,000,000	2,500,000,000	7.500%	2007
USD	500,000,000	476,466,500	9.250%	2032

The coupons of the 2002 global bond will increase by 0.5% if Deutsche Telekom is downgraded by Standard & Poor's and Moody's to below Baa1/BBB+ respectively.

Breakdown of bonds and debentures in millions of euros as follows:

Effective interest rate Due in	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	**Total**
2003	5,880	2,557			98	**8,535**
2004	2,757	3,192	6,212	159	-	**12,320**
2005	2,123	2,450	960	2,859	-	**8,392**
2006	421	4,500	-	-	-	**4,921**
2007	500	500	2,500	-	110	**3,610**
after 2007	2,105	705	6,429	8,194	1,541	**18,974**
	13,786	**13,904**	**16,101**	**11,212**	**1,749**	**56,752**

Liabilities to banks (mainly loan notes and short-term loans) due in the next 5 years and thereafter are in millions of euros as follows:

Due in	**Amounts**
2003	**1,341**
2004	**557**
2005	**2,582**
2006	**161**
2007	**234**
after 2007	**1,417**
	6,292

The average effective interest rate of total debt is for:

Bonds and debentures	6.69% p.a. (2001: 6.81% p.a.)
Liabilities to banks	5.74% p.a. (2001: 5.82% p.a.)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities up to EUR 22.6 billion. These include consortium credit facilities agreed by Deutsche Telekom AG and T-Mobile UK (formerly One 2 One) for EUR 12 billion (Deutsche Telekom consortium credit) and EUR 4.2 billion (T-Mobile UK consortium credit). Deutsche Telekom AG serves as guarantor of the T-Mobile UK consortium credit. The level of the interest rates depends on Deutsche Telekom's rating, the amount of the consortium credit and the LIBOR rate plus margin ranking to be applied, from 0.275% to 0.500%. The loan commitment fee is between 0.050% - 0.200% and also depends on Deutsche Telekom's rating. EUR 2.0 billion of the T-Mobile UK consortium credit has been used at December 31, 2002. This credit has an average interest rate of 4.69% excluding the loan commitment fee.

Part of the consortium credit serves as collateral for Deutsche Telekom's commercial paper program. Deutsche Telekom cannot draw on the consortium credit to the amount of the drawings on the commercial paper. At December 31, 2002, Deutsche Telekom issued commercial paper to the amount of EUR 1.5 billion. There were no additional outstanding debts relating to the Deutsche Telekom consortium credit at the end of 2002. Deutsche Telekom's credit facilities continue to include short-term bilateral bank lines amounting to EUR 6.4 billion, of which, at the end of 2002, EUR 0.7 billion had been used for short-term drawings and EUR 0.8 billion for guarantees.

The development of debt is shown in millions of euros as follows:


Debt
(in millions of €)
60,000
40,000
20,000
0
Jan. 1, 1995
64,146
Dec. 31, 1995
56,440
Dec. 31, 1996
51,072
Dec. 31, 1997
44,938
Dec. 31, 1998
39,933
Dec. 31, 1999
42,337
Dec. 31, 2000
60,357
Dec. 31, 2001
67,031
Dec. 31, 2002
63,044

The Company's original debt was raised principally to finance the development of the communications networks in eastern Germany.

The reasons for the increase in debt in 2000 include the payment for UMTS licenses, the initial investment in Voice-Stream/Powertel, the increase in the shareholding in MATÁV and the acquisition of Slovenské Telekommunikácie and T-Systems ITS.

The increase in debt in 2001 was mainly attributable to the acquisition and consolidation for the first time of VoiceStream/Powertel.

Debt decreased in 2002, despite the acquisition of the remaining shares in debis Systemhaus and Ben, by around EUR 4 billion, mainly relating to cash generated from operations, divestments in real estate and financial assets and positive foreign currency effects.

Liabilities include borrowings of EUR 20,777 million (2001: EUR 17,799 million) in foreign currencies.

Other liabilities.

	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Interest	1,556	1,586
Rental and leasing obligations	573	569
Loan notes	842	659
Liabilities to employees	164	153
Other	2,854	3,598
	5,989	**6,565**

Other liabilities include taxes of EUR 1,159 million (Dec. 31, 2001: 2200 million) and social security liabilities of EUR 153 million (Dec. 31, 2001: EUR 131 million).

Liabilities in the amount of EUR 0 million (2001: EUR 120 million) payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no collateral against its liabilities.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (DRS) No. 2, cash flow, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows. These current cash and cash equivalents decreased by EUR 1.0 billion to EUR 1.7 billion in the year under review.

30 Net cash provided by operating activities.
Net cash provided by operating activities in 2002 amounted to EUR 12.5 billion. This represents an increase of EUR 0.5 billion compared with the previous year. This improvement is attributable in part to lower net interest payments resulting from the reversal of hedges, increases in accruals of EUR 1.4 billion and the change in noncash transactions of EUR 2.3 billion. These are mainly the result of valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion) and for the net carrying amount of Deutsche Telekom's stake in France Telecom (EUR 0.6 billion). In the previous year, the proceeds from the sale of the shares held in Sprint for EUR 1.9 billion were reclassified to net cash provided by (used for) investments.

31 Net cash used for investing activities.
Net cash used for investing activities amounted to EUR 10.1 billion compared with EUR 5.4 billion in the previous year. The cash outflow of EUR 14.6 billion for investments in noncurrent assets is mainly attributable to investments in property, plant and equipment of EUR 6.8 billion, the full acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) amounting to EUR 4.7 billion and the purchase of Ben Nederland Holding B.V. for EUR 1.7 billion. Disposals resulted in a cash inflow of EUR 3.1 billion. The main factors here are the sale of real estate amounting to EUR 1.3 billion and the sale of shares in T-Online for EUR 0.7 billion. Disposals also included the sale of the shares in France Telecom and Satelindo for a total of EUR 0.6 billion.

Compared with the previous year, this results in a reduction of EUR 3.1 billion in cash outflows for investments in property, plant and equipment and a decrease in cash inflows from disposals, which in the previous year mainly related to the sale of the shares in Sprint (EUR 3.4 billion) and WIND (EUR 2.7 billion) and the sale of the cable company in Baden-Württemberg (EUR 0.9 billion).

32 Net cash provided by (used for) financing activities.
Net cash used for financing activities decreased in the year under review by EUR 1.4 billion compared with the previous year to EUR 3.4 billion. Debts were reduced net cash outflows of EUR 1.8 billion. The payment of this year's dividend resulted in an outflow of cash and cash equivalents of EUR 1.6 billion.

Other information.

33 Guarantees and commitments, and other financial obligations.

Guarantees and commitments.

	Dec. 31, 2002 millions of €	Dec. 31, 2001 millions of €
Guarantees	47	224
Liabilities arising from guarantee agreements	927	66
	974	290

The increase in liabilities from guarantee agreements relates mainly to obligations of T-Mobile International AG resulting from a QTE (Qualified Technology Equipment) lease financing amounting to EUR 909 million.

Deutsche Telekom AG, DaimlerChrysler Services AG, Berlin and Compagnie Financière et Industrielle des Autoroutes S.A., Sèvres Cedex (France, Cofiroute) as a consortium ("TollCollect") have reached an agreement with the Federal Republic of Germany for the development and operation of a system for the recording and collection of toll charges for commercial vehicles. Deutsche Telekom and DaimlerChrysler Services AG, Berlin, each hold a 45 % stake in the consortium and Cofiroute 10 %. Under the terms of the agreement, the consortium has guaranteed successful completion of the system for the recording and collection of toll charges. This project consists of various phases with corresponding penalties for delayed completion. The system is scheduled to start operation in August 2003. The consortium has also guaranteed the continued successful operation of the system. An operating company will receive a defined level of remuneration for this purpose. If the development of the system does not proceed according to plan or if the system does not work after the start of operation, the consortium will be liable to pay contractual penalties, the amount of which cannot be estimated. This entails risks of joint and several liability.

Other financial obligations.

	Dec. 31, 2002	of which due		Dec. 31, 2001	of which due	
(millions of €)	Total	in the following financial year	from the second year after the balance sheet date	Total	in the following financial year	from the second year after the balance sheet date
Present value of payments to special pension fund	9,001	831	8,170	9,372	845	8,527
Purchase commitments for interest in other companies	826	218	608	6,872	5,022	1,850
Obligations under rental and lease agreements	10,050	1,813	8,237	6,839	1,269	5,570
Purchase commitments for capital projects in progress	1,213	1,141	72	3,201	3,142	59
Commitments arising from transactions not yet settled	475	364	111	444	315	129
Total other financial obligations	21,565	4,367	17,198	26,728	10,593	16,135

The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck amounted to EUR 9.0 billion at December 31, 2002, of which EUR 3.8 billion relates to future work by civil servants still in active service.

Purchase commitments for interests in other companies consist mainly of EUR 490 million relating to Deutsche Telekom AG, T-Mobile's obligation to acquire additional shares in PTC (EUR 128 million) and obligations of T-Mobile and T-Online in venture funds totaling EUR 160 million. The decrease in purchase commitments for interests in other companies relate mainly to the exercise of the option held by DaimlerChrysler AG, Stuttgart, to sell Deutsche Telekom the remainder of its shares in T-Systems ITS GmbH, Leinfelden-Echterdingen, (EUR 4.7 billion); this option was exercised at the beginning of 2002. Furthermore, T-Mobile International AG fulfilled its obligation to take over additional shares in Ben Nederland Holding B.V., Amsterdam, in September 2002. The exercise price for this financial obligation as reported here in the previous year was EUR 1.7 billion.

The increase in obligations under rental and lease agreements relates mainly to sale and lease back transactions for real estate.

The decrease in purchase commitments for capital projects in progress relates mainly to Deutsche Telekom AG. The decrease is mainly attributable to the reduction in investment activities.

The commitments arising from transactions not yet settled relate mainly to purchase commitments for UMTS and 3G equipment by T-Mobile to Siemens, Nokia and Nortel (total of EUR 354 million). There are detailed agreements covering the purchase quantities and periods.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position and results of the Deutsche Telekom Group.

34 Derivative financial instruments.

The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures which arise from its ongoing business operations. The Company's policy is to hold or issue derivative financial instruments to eliminate risk exposures instead of creating new risk. Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rates inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability or position being hedged. Such derivatives are reviewed regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for on the same basis as the hedged item.

The main interest rate instruments used are interest rate swaps. These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a mix of fixed and floating rate interest instruments that is laid down once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross currency interest rate swaps usually swap foreign currency bonds or medium-term notes in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in market value are netted currency for currency and are assigned to portfolios and the resultant net loss is accrued. The interest differential to be paid or received on interest rate swaps is recognized in the statement of earnings, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized currently in net interest expense.

The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross currency interest rate swaps to reduce fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in a foreign entity are not recognized at the balance sheet date. The investment in the purchased entity is capitalized using the foreign exchange rate fixed by the foreign currency forward contract. The Company purchases options to hedge firm commitments to invest in a foreign entity. A purchased option is included in other assets and measured at historical cost. Upon exercise of the option, the premium is included in the purchase cost of the asset. Gains and losses resulting from foreign currency forward contracts, cross currency interest rate swaps and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments. These portfolios are marked to market at the balance sheet date and resultant negative portfolio values are accrued under other liabilities. Valuation gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Net gains are not recognized.

The forward foreign exchange contracts fix amounts the Company is required to pay in the future in EUR for a contractually fixed amount of foreign currency forward contracts and currency options.

The following is a summary of the contract or notional principal amounts outstanding and the average interest paid/ received at December 31, 2002 and 2001:

	Dec. 31, 2002				Dec. 31, 2001			
	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received
Interest rate swaps (EUR)								
Receive fixed, pay variable	2003-2010	12,019	3.26%	4.44%	2002-2010	9,686	3.72%	4.69%
Forward receive fixed, pay variable	2005	820	EURIBOR6M	4.21%	-	-	-	-
Receive variable, pay fixed	2003-2010	4,652	5.23%	3.07%	2002-2010	3,251	5.73%	3.25%
Interest rate swaps (US$)								
Receive fixed, pay variable	2003-2008	1,144	2.11%	8.00%	2002-2030	11,249	2.08%	7.92%
Receive variable, pay fixed	-	-	-	-	2002-2008	595	6.23%	2.44%
Forward Payer-Zinsswaps	2007	2,859	5.07%	USDL6M	-	-	-	-
Interest rate swaps (GBP)								
Receive variable, pay fixed	2003-2006	1,575	5.91%	3.94%	2002-2030	9,243	6.37%	4.20%
Forward Payer-Zinsswaps	2005	307	6.04%	GBP6MLibor	2004-2005	1,642	6.06%	GBP6MLibor
Interest rate swaps (JPY)								
Receive fixed, pay variable	2005	723	0.32%	1.50%	2005	778	0.34%	1.50%
Interest rate swaps (CZK)								
Receive fixed, pay variable	2004	13	3.18%	8.14%	2004	13	4.88%	8.14%
Interest rate swaps (HUF)								
Forward receive variable, pay fixed	2006	269	9.25%	BUBOR6M	-	-	-	-
Interest rate caps/collars	2003	38	-	-	2002-2003	400	-	-
Cross currency interest rate swaps sold	2003-2032	6,437	5.29%	3.05%	2002-2030	15,129	4.00%	1.52%
Forward cross currency interest rate swaps sold	2006	252	BUBOR6M	EURIBOR6M	-	-	-	-
Foreign currency forward contracts								
Forward purchases	2003-2008	1,955	-	-	2002-2008	229	-	-
Forward sales	2003-2006	2,917	-	-	2002-2004	12,336	-	-
Currency options	2003	4	-	-	2002	15	-	-

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated through reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates or other indices.

35 Segment reporting.
Deutsche Telekom applies Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard 3 "Segment Reporting" (DRS 3) for the calculation of segment information. In accordance with the aforementioned, companies must disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS 131 and DRS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Systems, T-Mobile and T-Online. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers and their regulatory environment.

The valuation methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on the income before taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income (losses) or net financial income (expense). EBITDA additionally excludes depreciation and amortization. As in 2001, no single matter in the 2002 financial year was shown in the Deutsche Telekom Group's extraordinary income / loss; the expenses for the initial public offering of T-Online and the planned initial public offering of T-Mobile International AG accounted for the extraordinary loss of EUR 159 million in 2000.

Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices. Income taxes and taxes chargeable as expense are not assigned to individual segments. With the exception of depreciation and amortization, no major noncash items are shown in the segments. The income (loss) related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and marketable securities.

Segment assets under segment reporting include the remaining book value of property, plant and equipment, intangible assets and financial assets. Segment investments are defined as increases in these areas. In addition, the segment assets and segment investments are shown by geographical regions; assignment to the individual regions is generally by the location of the asset. Please refer to (1) in the notes to the consolidated financial statements for the presentation of revenue by regions. In accordance with DRS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

millions of €		Net revenue	Revenue between segments	Depreciation and amortization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes	Segment assets	Segment investments	Segment liabilites	Employees[1]
T-Com	**2002**	**25,422**	**4,776**	**(5,537)**	**(565)**	**(304)**	**3,539**	**33,778**	**3,272**	**12,983**	**152,836**
	2001	25,028	4,391	(5,443)	(350)	(509)	4,614	36,109	6,128	13,266	148,247
	2000	24,455	4,927	(6,417)	(793)	(214)	4,904	-	-	-	-
T-Systems	**2002**	**7,793**	**3,517**	**(2,616)**	**(98)**	**(20)**	**(1,981)**	**6,646**	**3,551**	**5,268**	**43,482**
	2001	8,316	3,583	(1,372)	102	13	(382)	5,807	1,525	5,022	41,994
	2000	6,021	3,791	(807)	(114)	15	2,420	-	-	-	-
T-Mobile	**2002**	**18,229**	**1,506**	**(27,285)**	**(1,005)**	**(427)**	**(23,679)**	**57,655**	**5,766**	**20,224**	**38,943**
	2001	12,994	1,643	(6,324)	(3,008)	(204)	(6,399)	86,704	28,418	21,657	30,124
	2000	8,994	1,362	(2,337)	(1,370)	(127)	(2,350)	-	-	-	-
T-Online	**2002**	**1,672**	**158**	**(208)**	**131**	**(121)**	**9**	**934**	**171**	**265**	**2,765**
	2001	1,338	111	(189)	168	(134)	(233)	983	118	258	3,008
	2000	1,038	90	(93)	127	(9)	2,628	-	-	-	-
Other	**2002**	**573**	**3,838**	**(1,298)**	**(2,510)**	**(1,093)**	**(4,454)**	**12,978**	**551**	**34,539**	**17,870**
	2001	633	4,481	(1,447)	(1,102)	(375)	352	17,237	1,618	38,846	18,287
	2000	431	4,770	(1,324)	(1,018)	2,188	701	-	-	-	-
Reconciliation	**2002**	**0**	**(13,795)**	**64**	**(1)**	**(9)**	**(220)**	**(465)**	**(149)**	**(853)**	**-**
	2001	0	(14,209)	(446)	52	(1)	(456)	(124)	(109)	(2,198)	-
	2000	0	(14,940)	(2,013)	71	14	(1,970)	-	-	-	-
Group	**2002**	**53,689**	**0**	**(36,880)**	**(4,048)**	**(1,974)**	**(26,786)**	**111,526**	**13,162**	**72,426**	**255,896**
	2001	48,309	0	(15,221)	(4,138)	(1,210)	(2,504)	146,716	37,698	76,851	241,660
	2000	40,939	0	(12,991)	(3,097)	1,867	6,333	-	-	-	-

[1] Average figures for the year.

Segments by geographic area.

millions of €	Segment assets Dec. 31, 2002	Segment assets Dec. 31, 2001	Segment investments Dec. 31, 2002	Segment investments Dec. 31, 2001
Germany	51,707	55,490	6,883	7,669
European Union (excluding Germany)	20,370	26,499	2,694	1,908
Rest of Europe	12,006	12,218	1,173	1,952
North America	26,448	51,527	2,228	25,519
Other	995	982	184	650
Group	**111,526**	**146,716**	**13,162**	**37,698**

T-Com.
The T-Com division is one of the largest fixed-network operators in Europe, operating around 57.5 million lines - including ISDN channels. In Germany, T-Com serves residential customers and small and medium-sized business customers with 51 million lines - including ISDN channels - and a broad range of products and services. As a full-service provider, T-Com offers approximately 440,000 small and medium-sized companies integrated solutions consisting of information technology and telecommunications. T-Com is present in the markets of Central Europe with shareholdings in Matáv (Hungary), Hrvatske telekommunikacije (Croatia) and Slovenské Telekommunikácie (Slovakia). At the end of the year under review, the division had around 148,900 employees throughout Europe.

The increase of EUR 394 million in net revenue to EUR 25,422 million relates mainly to the first full-year consolidation of Hrvatske telekomunikacije in the 2002 financial year. Furthermore, decreases in call revenues were offset in the period under review by the increase in access revenues, particularly as a result of the growth in the number of advanced ISDN channels and T-DSL lines. This positive development of net revenue was offset by price measures for domestic traffic terminating in the mobile and fixed networks, direct network interconnection between mobile communications carriers and competitors, as well as the deconsolidation of the cable company in Baden-Württemberg in 2001.

Revenue from business with other segments amounting to EUR 4,776 million relates mainly to network and support services billed by T-Com to other segments and the provision of fixed-network terminal equipment for other segments.

Depreciation and amortization in the period under review was slightly higher than in the previous year. This is mainly attributable to the first full-year consolidation of Hrvatske telekomunikacije in the 2002 financial year. The net interest expense reflects the level of financial liabilities assigned to the segment. The increase in net interest expense compared with the previous year is predominantly a result of less favorable interest rates. The decrease in the loss related to associated and related companies is mainly attributable to lower valuation adjustments for loans to associated companies of Kabel Deutschland GmbH compared with the previous year. Excluding these factors in 2002 and 2001, the result related to associated and related companies remained almost stable at the level of the previous year.

Income before taxes of EUR 3,539 million in this segment was lower than in the previous year. Besides the aforementioned changes in revenue, depreciation and amortization, results related to associated and related companies and net interest expense, this development is particularly attributable to other operating income relating to the sale of the cable companies in Baden-Württemberg and the regional Kabelservice companies in North-Rhine Westphalia and Hesse in 2001 for EUR 997 million. There were no comparable activities in the year under review.

The decrease in segment assets to EUR 33,778 million relates in particular to a decrease in property, plant and equipment at T-Com. This development is mainly attributable to scheduled depreciation of property, plant and equipment. The investments in T-Com's segment assets were mainly made in technical equipment and advance payments and construction in progress, as in the previous year. Capital expenditure decreased in comparison with the previous year. Segment liabilities consist mainly of financial liabilities.

T-Systems.
T-Systems serves Deutsche Telekom's domestic and international systems customers. T-Systems offers comprehensive services from the field of information technology (IT) and telecommunications (TC) as well as e-business solutions from the IT/TC convergence sector. The legal integration of T-Systems ITS GmbH was completed in the year under review; Deutsche Telekom acquired the remaining 49.9 % of the shares in the company from DaimlerChrysler and merged T-Systems ITS GmbH with T-Systems International GmbH at the end of 2002. The area Carrier Services National has been part of the T-Com division since January 1, 2002. In return, the area Carrier Services International, previously part of T-Com, has been reassigned to the T-Systems segment. The figures for the previous year have been adjusted accordingly.

Net revenue in the year under review was EUR 7,793 million, EUR 523 million lower than the previous year's figure of EUR 8,316 million. This decrease is mainly attributable to price reductions in the area of international carrier services, limited orders from key account customers due to the difficult economic situation and the slow development of data communications business in network service business. Furthermore, the sale of the French Group Spring company and Marketech in the Netherlands had a negative impact on the development of net revenue.

Revenue from business with other segments also decreased slightly to EUR 3,517 million. T-Systems CSM and T-Systems Nova in particular contributed to the decrease in revenue. T-Systems CSM and T-Systems Nova mainly bill IT/development services to the other segments.

The increase of EUR 1,244 million in depreciation and amortization is particularly attributable to the nonscheduled write-downs on goodwill and property, plant and equipment amounting to EUR 600 million. Furthermore, effects were also recorded from the increased level of capital expenditure in 2001 and the correspondingly increased level of depreciation and amortization in 2002, and the nonscheduled write-down on submarine cables in the North Atlantic/ Pacific as well as additional amortization of goodwill relating to the acquisition of the remaining 49.9 % of the shares in T-Systems ITS GmbH. Net interest expense in the year under review amounted to EUR 98 million, compared with net interest income of EUR 102 million in the previous year, this was mainly attributable to the loan-based financing of the acquisition of the remaining shares in T-Systems ITS GmbH.

Segment assets amounting to EUR 6,646 million consist mainly of intangible assets, in particular goodwill relating to T-Systems ITS. The increase in segment assets in 2002 is mainly attributable to the considerably increased investment in intangible assets compared with the previous year as a result of the acquisition of the remaining shares in T-Systems ITS GmbH in the first quarter of 2002. Segment liabilities consist mainly of financial liabilities.

T-Mobile.
The business of T-Mobile combines all the activities of the T-Mobile International group. Via its subsidiaries, T-Mobile offers a transatlantic GSM mobile communications network and thus the advantages of a uniform technical platform, mainly for a broad range of customers in Germany, the United Kingdom, the USA, Austria, the Czech Republic and the Netherlands. T-Mobile International also holds stakes in Poland, Russia and Canada. Besides T-Mobile International AG as the parent company, the companies fully consolidated include T-Mobile Deutschland, T-Mobile UK, T-Mobile USA/Powertel, T-Mobile Austria, RadioMobil, and Ben.

The increase in net revenue by EUR 5,235 million to EUR 18,229 million reflects in particular the considerable increase in the number of subscribers in almost all the mobile communications networks under T-Mobile's majority control. Furthermore, the full-year consolidation of T-Mobile USA, Inc./Powertel and RadioMobil also had a positive impact on net revenue in 2002. These companies were only consolidated for seven months (T-Mobile USA, Inc./ Powertel) and nine months (RadioMobil) respectively in 2001. The consolidation of Ben Nederland Holding B. V. for the first time at the end of September 2002 contributed to the remaining increase.

Revenue of EUR 1,506 million from business with other segments was primarily generated within Germany through network interconnection services (so-called "mobile terminated calls").

The increase in depreciation and amortization in the 2002 financial year is mainly attributable to the need for write-downs on goodwill at T-Mobile USA and Ben and on mobile communications licenses at T-Mobile USA and T-Mobile UK, amounting to EUR 20,795 million, resulting from the strategic review. In the previous year, by contrast, this figure consisted merely of a nonscheduled write-down on goodwill of EUR 1,040 million relating to the establishment of the name T-Mobile as a global brand for mobile communications at T-Mobile UK and T-Mobile Austria. Furthermore, changes in the composition of the T-Mobile Group, relating to the acquisition of T-Mobile USA/Powertel and RadioMobil in 2001 and the consolidation of Ben Nederland Holding B. V. for the first time in 2002, also contributed to the increase.

The improved net interest expense, from EUR 3,008 million in the previous year to EUR 1,005 million in 2002, is mainly attributable to a reduction in interest expense at T-Mobile International AG relating to the conversion of loans from Deutsche Telekom AG to shareholders' equity in the previous year. In this respect, the early repayment penalty of EUR 569 million included in the interest payments in the previous year no longer applies in the year under review. Changes in the composition of the T-Mobile Group had an offsetting effect in 2002, leading to increased interest expense.

The consolidation of Ben for the first time in the 2002 financial year and the first full-year consolidation of T-Mobile USA/Powertel and RadioMobil in 2002 also had an impact on income before taxes. The increase in subscriber numbers at T-Mobile USA and the corresponding increase in advertising and marketing expenses also continued to have an impact on the development of income before taxes.

The decrease in segment assets is mainly attributable to the need for write-downs on intangible assets, resulting from the strategic review. Investments in the segment in 2002 relate in particular to investments in property, plant and equipment and intangible assets. The decrease in segment liabilities is mainly a result of the considerable reduction of debt.

T-Online.
The T-Online segment is one of the leading online providers in Europe, measured in terms of subscriber numbers and revenue. It is represented with companies in France, Spain, Portugal, Austria and Switzerland. T-Online operates a combined business model comprising access and non-access activities (advertising/e-commerce). Besides the T-Online Group, the T-Online segment also includes DeTeMedien.

The net revenue of the T-Online segment increased further in the year under review by EUR 334 million to EUR 1,672 million and thus continued the trend of 2000 and 2001. The positive developments in both the access and non-access business areas made particular contributions to the revenue growth in 2002. The increase in the number of subscribers in the access area and increased portal revenues in the non-access area made particular contributions to the continued positive development of revenues in 2002.

T-Online also recorded a slight increase in revenue of EUR 47 million from the internal provision of services between segments.

The segment generated income before taxes of EUR 9 million in 2002, compared with a loss before taxes of EUR 233 million in 2001. This development is mainly attributable to the increase in revenues, which had a positive impact on income before taxes despite increased depreciation and amortization and the increase in net interest expense in the period under review.

The assets of the T-Online segment consist mainly of intangible assets, which relates to the capitalization of goodwill. The increase in investments in segment assets relates mainly to the acquisition of the shareholding in Bild.T-Online AG, recorded under financial assets. The liabilities of the segment are at approximately the same level as in the previous year and consist mainly of liabilities to subsidiaries.

Other.
"Other" includes all Group units which cannot be allocated to an individual segment. These include the Deutsche Telekom Group headquarters as well as the subsidiaries and shared services assigned to it, such as real estate, billing services, fleet management and the newly established Personnel Service Agency (PSA) as well as various competence centers and other subsidiaries, associated and related companies of the Group. The real estate area was restructured in 2002. Furthermore, fleet management was established as a separate company, DeTeFleetServices GmbH, in the third quarter of 2002 for the development, provision and operation of corporate fleet solutions. The business of the Eastern European telecommunications companies MATÁV, Slovenské Telekommunikácie and Hrvatske telekommunikacije, assigned to the segment "Other" in the 2001 financial statements, has been assigned to T-Com since January 1, 2002. The figures for the previous year have been adjusted to reflect this change in structure.

The net revenue of the segment "Other", EUR 573 million, consists to a considerable extent of the revenues generated by the real estate companies. The decrease compared with the previous year is attributable to the deconsolidation of DeTeSat.

The decrease of EUR 643 million in revenue from business with other segments is mainly the result of lower intra-Group revenues. On the one hand, cost savings in the area of customer billing were passed on to the divisions, on the other hand, use of real estate services by the divisions was lower than in the previous year.

The decrease in depreciation and amortization is mainly attributable to the nonscheduled write-down on real estate in the previous year, for which there are no comparable measures in the year under review. The increase of EUR 1,408 million in net interest expense is due to a considerable extent to the conversion of receivables from T-Mobile International AG into shareholders' equity in 2001. The interest income generated by this measure is offset by a corresponding decrease in interest expense in the segment T-Mobile. Furthermore, the loss related to associated and related companies increased from EUR 375 million in 2001 to EUR 1,093 million in 2002. This development is mainly attributable to the valuation adjustment of EUR 613 million on the shares held in France Telecom and a valuation adjustment on investments in noncurrent securities of EUR 384 million.

The development of results continued to be influenced to a considerable extent by the high level of proceeds from the sale of the Sprint FON and PCS shares in the previous year, for which there are no comparable proceeds in the year under review. The increase in other operating expenses, which relates mainly to expenses associated with the sale of receivables and expenses relating to the standardization of the names of individual mobile communications operators, also contributed to the decline of the result before taxes to a loss of EUR 4,454 million in the 2002 financial year.

The decrease in segment assets to EUR 12,978 million is attributable in particular to the decrease in property, plant and equipment and financial assets. This was the result in particular of the sale of a first tranche of real estate assets and the sale of the shares held in France Telecom. The considerable decrease in liabilities in the period under review is mainly attributable to the reduction of debt.

Reconciliation.
The items to be reconciled relate mainly to consolidation measures. The reconciliation does not include any additional items for the period under review. In 2001, this included a final nonscheduled write-down in the form of a general valuation adjustment amounting to EUR 466 million, made as part of Deutsche Telekom's strategy to separate itself more quickly from a considerable proportion of its real estate portfolio. This valuation adjustment, which does not affect the operational segments, has no effect on the internal operation of the segments.

---

36 Information on the Board of Management and the Supervisory Board of Deutsche Telekom AG.
In the 2002 financial year, the Supervisory Board was paid Supervisory Board remuneration and meeting attendance fees of EUR 555,702. Members of the Supervisory Board do not receive performance-related compensation.

Board of Management members receive fixed and variable, performance-based remuneration and the Presiding Committee of the Supervisory Board may decide to extend stock options from the applicable Deutsche Telekom AG Stock Option Plan to members of the Board of Management. The ratio of fixed and variable remuneration in the past financial year was approximately 60 % : 40 %. The intention is to attach an equal weighting to both elements of Board of Management remuneration. Performance-based remuneration is determined on the basis of the targets agreed between the Supervisory Board Presiding Committee and the Board of Management members and the extent to which these targets are achieved. This is assessed by the Presiding Committee on closure of the financial year.

Provided that the 2002 financial statements of Deutsche Telekom AG are approved in their current form:

The remuneration of the Board of Management will amount to EUR 14,478,818.28 for the past financial year. No stock options were granted to the members of the Board of Management in the 2002 financial year. Remuneration paid to former members of the Board of Management and their surviving dependents totaled EUR 26,437,713.11. The figure reported here increased considerably compared with the previous year on account of the reorientation of the Group Board of Management and the resulting personnel changes on the Board of Management, including the position of Chairman, as described in the Supervisory Board's report to the 2003 shareholders' meeting. The Company published the amounts to be expensed in conjunction with the restructuring of the Board of Management on November 28, 2002. The accrual set up for ongoing pensions and pension entitlements for this group of persons amounted to EUR 38,089,883. Pension obligations to such persons for which no accrual had to be established amounted to EUR 3,368,531.

The members of the Board of Management and former members of the Board of Management, respectively, have not received any loans from the Company.

37 Proposal for appropriation of net income/loss of Deutsche Telekom AG.

The income statement of Deutsche Telekom AG reflects net loss of EUR 3,001,441,165.68. Including the unappropriated net income of EUR 23,273,899.97 carried forward from 2001 and the withdrawal of EUR 2,978,167,265.71 from retained earnings, this results in cumulative unappropriated net income of EUR 0.00.

38 Declaration of compliance with the German Corporate Governance Code in accordance with § 161 of the AktG.

In accordance with § 161 of the AktG, the Board of Management and the Supervisory Board submitted the mandatory declaration of compliance, and made it available to shareholders on Deutsche Telekom's site on the Internet on December 19, 2002. The declaration of compliance of the publicly traded subsidiary T-Online International AG was made accessible for shareholders on T-Online International AG's Internet site.

Bonn, March 17, 2003

Deutsche Telekom AG
Board of Management


Kai-Uwe Ricke


Dr. Karl-Gerhard Eick


Josef Brauner


Thomas Holtrop


Dr. Heinz Klinkhammer


René Obermann


Konrad F. Reiss



Auditor's report.

We have audited the consolidated financial statements, consisting of the statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of shareholders' equity and the notes to consolidated financial statements including the segment reporting, and the combined management report of Deutsche Telekom AG and the Deutsche Telekom Group for the financial year from January 1 to December 31, 2002. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB and the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined management report for the Company and the Group provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Stuttgart/Frankfurt am Main, March 17, 2003

Ernst & Young AG
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer) Wirtschaftsprüfer	(Hollweg) Wirtschaftsprüfer

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

(Frings) Wirtschaftsprüfer	(Laue) Wirtschaftsprüfer

Summary of differences between German GAAP and U.S. GAAP.

Our results are reported under German GAAP and differ from our results when reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements are described in note 39 et seq. of our consolidated financial statements contained in our annual report on Form 20-F, which can be found on our website at http://www.deutschetelekom.com.

	2002 billions of €	2001 billions of €	2000 billions of €
Net income/(loss) - German GAAP	(24.6)	(3.5)	5.9
Net income/(loss) - U.S. GAAP	(22.0)	0.5	9.3
Shareholders' equity - German GAAP	35.4	66.3	42.7
Shareholders' equity - U.S. GAAP	45.4	73.7	46.1

The differences between German GAAP and U.S. GAAP that have a significant impact on net income/(loss) and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

Differences in bases of long-lived assets.
Adjustments to valuation of fixed assets - Under German GAAP, we previously wrote-down fixed assets primarily relating to our real estate holdings. This write-down was not required under U.S. GAAP for real estate classified as held and used. This results in a difference in the carrying basis of land and buildings between U.S. GAAP and German GAAP. This basis difference results in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these basis differences will affect the gains or losses to be recognized upon sale of real estate, to the extent these differences in carrying values relate to assets sold.

Real estate sale and leaseback - We entered into a series of sale and leaseback transactions underlying our real estate holdings. These leasebacks generally qualify as off-balance-sheet operating leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to our continuing involvement. This results in interest expense and the continuation of depreciation expense for U.S. GAAP, as compared with gains/losses on sales of real estate and rent expense for German GAAP.

Differences in valuations of goodwill and other assets - The differences between German GAAP and U.S. GAAP in the determination of total purchase consideration in purchase business combinations has resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. Purchase price differences between German and U.S. GAAP have been generated from business combinations due to net assets acquired, valuation of shares and stock options issued (including subsidiary shares issued in a business combination), valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated. These differences have resulted in differences in amounts for depreciation and amortization expenses. In 2002, the U.S. GAAP accounting for goodwill and indefinite lived intangible assets changed, resulting in these intangibles no longer being amortized, but rather subject to an annual impairment test. During the third quarter of 2002, we completed the annual impairment test, resulting in write-downs of goodwill and indefinite lived intangible assets under U.S. GAAP in amounts different than those determined under German GAAP.

Valuation of tradenames – Under German GAAP, we previously wrote-off intangible assets relating to the rebranding of the tradenames of acquired subsidiaries to a T-Mobile brandname. This write-off was not recorded for U.S. GAAP purposes, as it did not meet the U.S. GAAP impairment criteria. However, the remaining useful lives were shortened, and the remaining carrying amount was completely amortized during the current year.

Capitalization and amortization of mobile communication licenses – Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses and U.S. mobile communications licenses, upon acquisition and continue to amortize these licenses through their expected period of use. Under U.S. GAAP, amortization begins at the time the network is placed into service. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This results in deferrals of interest and amortization expenses for U.S. GAAP. and a higher carrying basis of our mobile network fixed assets. Once the networks are in place, capitalization of these costs will cease and related costs capitalized will be amortized into income over the remaining expected period of use. During the third quarter of 2002, we completed the annual impairment test, resulting in write-downs of mobile communication licenses under U.S. GAAP in amounts different than those determined under German GAAP.

Differences in equity transactions by our subsidiaries.
Effects of dilution gains – Transactions conducted by our consolidated subsidiaries or associated companies, using their common equity as currency, directly results in a reduction of our ownership percentage. Under German GAAP, we recognize "dilution gains" from share issuances by subsidiary or associated companies for cash, but do not recognize gains for shares issued in non-cash transactions (for example, as consideration for a business acquisition). Under U.S. GAAP, we recognize dilution gains both for cash and non-cash transactions.

Differences in revenue recognition.
Deferred income – Under German GAAP, we recognize revenues in the period when earned by the delivery of goods or the rendering of services. Under U.S. GAAP, we defer certain activation and one-time fees and related direct costs (to the extent of revenues deferred), and amortize these revenues and expenses over the expected duration of our customer relationship. We expense any excess costs as customer acquisition expense. Additionally, we defer revenues on certain other contracts under U.S. GAAP, and amortize these revenues over their contract lives.

Differences in income taxes.
Deferred taxes – Under German GAAP, deferred taxes have not been recognized for temporary differences that arose during tax-free periods, and temporary differences that are not expected to reverse in the foreseeable future. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences, including temporary differences during tax-free periods. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred taxes attributable to net operating losses.

Other differences.
In addition to the tax effects of the adjustments for differences between German GAAP and U.S. GAAP described in this section, other differences in our financial results between German GAAP and U.S. GAAP consist primarily of the accounting for capitalization of internally developed software, unrealized gains on marketable securities, deferral of gains on divestitures, asset backed securitizations, derivatives and investments in equity investees, which historically are recurring differences.

Further information

Supervisory board seats of the members of Deutsche Telekom AG's Board of Management.

Kai-Uwe Ricke
Member of the Deutsche Telekom Board of Management responsible for T-Mobile and T-Online until November 30, 2002; Chairman of the Deutsche Telekom AG Board of Management since November 15, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- T-Mobile Deutschland GmbH, Bonn (from 3/2000 to 6/2002), Chairman of the Supervisory Board
- T-Mobile (UK) Ltd., Borehamwood (UK) (from 10/1999 to 12/2002) (until 4/2002 under the name of One 2 One Personal Communications Ltd.), Board of Directors
- T-Mobile (UK) Partnership, Borehamwood (UK) (from 10/1999 to 12/2002)
- T-Motion plc., London (UK) (from 3/2000 to 7/2002), Chairman of the Supervisory Board
- T-Online International AG, Darmstadt (since 10/2001), Chairman of the Supervisory Board (since 9/2002)
- T-Mobile Austria GmbH, Vienna (Austria) (from 1998 to 12/2002), Chairman of the Supervisory Board (since 4/2002)
- T-Mobile International AG, Bonn (since 11/2002), Chairman of the Supervisory Board (since 12/2002)
- T-Mobile USA, Inc., Bellevue (U.S.) (since 5/2001), Board of Directors
- T-Systems International GmbH, Frankfurt/Main (since 1/2003), Chairman of the Supervisory Board
- T-Systems International GmbH, Frankfurt/Main (since 6/2002), Chairman of the Supervisory Board (from 6/2001 to 12/2002) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)
- T-Venture Holding GmbH, Bonn (from 1/2000 to 12/2002), Deputy Chairman of the Supervisory Board
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 1/2000 to 12/2002), Deputy Chairman of the Supervisory Board
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 1/2000 to 12/2002), Deputy Chairman of the Supervisory Board

Member of the supervisory boards of other companies or institutions:
- Dresdner Bank Luxembourg S.A., Luxembourg, Board of Directors (since 1/2001)

Dr. Karl-Gerhard Eick
responsible for Finance and Controlling; Deputy Chairman of the Deutsche Telekom AG Board of Management since November 28, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- GMG Generalmietgesellschaft mbH, Münster (since 1/2000), Chairman of the Supervisory Board (since 5/2002)
- Sireo Real Estate Asset Management GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 5/2001)
- DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002)
- DFMG, Deutsche Funkturm GmbH, Münster (since 1/2002)
- T-Mobile International AG, Bonn (since 3/2000)
- T-Mobile USA, Inc., Bellevue (U.S.) (since 5/2001), Board of Directors
- T-Online International AG, Darmstadt (since 2/2000)
- T-Systems International GmbH, Frankfurt/Main (from 1/2001 to 12/2002)

Josef Brauner
Member of the Deutsche Telekom Board of Management responsible for T-Com.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- DETECON International GmbH, Bonn (from 5/1999 to 5/2002), Chairman of the Supervisory Board
- DETECON Consulting GmbH, Bonn (from 8/2001 to 5/2002), Chairman of the Supervisory Board
- T-Mobile Deutschland GmbH, Bonn (from 3/2000 to 6/2002)
- T-Mobile International AG, Bonn (since 1/2003)
- TEGARON Telematics GmbH, Bonn, Member of the Advisory Board (from 9/2001 to 7/2002)
- T-Online International AG, Darmstadt (since 2/2000)
- T-Systems International GmbH, Frankfurt/Main (from 3/2001 to 12/2002), Chairman of the Supervisory Board
- T-Systems International GmbH, Frankfurt/Main (since 12/2000) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)

Jeffrey A. Hedberg
Member of the Deutsche Telekom Board of Management responsible for International Affairs until December 31, 2002; Chairman of Deutsche Telekom USA, New York, since January 1, 2003.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- Deutsche TELEKOM Asia Pte. Ltd., Singapore (since 1/2000)

- Deutsche Telekom Inc., New York (U.S.), Chairman of the Supervisory Board (since 11/2001)
- T-Mobile (UK) Ltd., Borehamwood (UK) (from 10/1999 to 6/2002) (until 4/2002 under the name of One 2 One Personal Communications Ltd.), Board of Directors
- T-Mobile (UK) Partnership, Borehamwood (UK) (from 10/1999 to 6/2002)
- T-Mobile International AG, Bonn (from 3/2000 to 12/2002)
- T-Online International AG, Darmstadt (from 2/2000 to 12/2002)
- T-Systems Inc., Delaware (U.S.) (since 9/2002)
- T-Systems International GmbH, Frankfurt/Main (from 6/2002 to 12/2002
- T-Systems International GmbH, Frankfurt/Main (from 1/2001 to 12/2002) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)
- T-Systems USA, Inc., New York (U.S.), Chairman of the Supervisory Board (since 2/2000)
- T-Venture Holding GmbH, Bonn (from 9/2001 to 12/2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 10/2001 to 12/2002)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 10/2001 to 12/2002)
- T-Mobile USA, Inc., Bellevue (U.S.), (since 5/2001) Board of Directors

Dr. Max Hirschberger

Member of the Deutsche Telekom Board of Management responsible for Corporate Affairs from May 1, 2001 to November 30, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- T-Mobile Deutschland GmbH, Bonn (from 9/2001 to 12/2002)
- T-Mobile International AG, Bonn (from 3/2000 to 12/2002),
- T-Motion plc., London (UK) (from 5/2000 to 7/2002)
- T-Venture Holding GmbH, Bonn (from 3/2002 to 12/2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 3/2002 to 12/2002)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 3/2002 to 12/2002)
- T-Online International AG, Darmstadt (from 9/2002 to 11/2002)
- T-Systems International GmbH, Frankfurt/Main (from 9/2001 to 12/2002)
- T-Systems International GmbH, Frankfurt/Main (from 6/2002 to 12/2002) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)
- T-Mobile USA, Inc., Bellevue (U.S.), (from 5/2001 to 12/2002), Board of Directors

Thomas Holtrop

Member of the Deutsche Telekom Board of Management responsible for T-Online since December 1, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- T-Motion plc., London (UK) (from 2/2001 to 7/2002) Non-executive Director, Board of Directors
- T-Online France S.A.S., Paris (France), Member of the Conseil d' administration, Board of Directors
- CLUB INTERNET S.A.S., Paris (France), (since 4/2001), President of the Conseil de surveillance, Chairman of the Supervisory Board
- Ya.com Internet Factory, S.A.U., Madrid (Spain), (since 5/2001), President of the Consejo de Administraciòn, Chairman of the Board of Directors
- T-Online Travel AG, Darmstadt (since 4/2002), Chairman of the Supervisory Board
- T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, Member of the Investment Advisory Council (since 11/2001)

Dr. Heinz Klinkhammer

Member of the Deutsche Telekom Board of Management responsible for Human Resources.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002), Chairman of the Supervisory Board (since 4/2002)
- GMG Generalmietgesellschaft mbH, Münster (since 6/1996), Chairman of the Supervisory Board (from 1/2000 to 4/2002), Deputy Chairman of the Supervisory Board (since 5/2002)
- Sireo Real Estate Asset Management mbH, Frankfurt/Main (since 5/2001)
- T-Mobile Deutschland GmbH, Bonn (from 5/1998 to 12/2002)
- T-Mobile International AG, Bonn (since 1/2003)
- T-Online International AG, Darmstadt (since 1/2003)
- T-Systems International GmbH, Frankfurt/Main (from 1/2001 to 12/2002)
- T-Systems International GmbH, Frankfurt/Main (since 11/2000) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)

Member of the supervisory boards of other companies or institutions:

- Federal Posts and Telecommunications Agency, Bonn, Administrative Board (since 2000)

René Obermann
Member of the Deutsche Telekom Board of Management responsible for T-Mobile since December 1, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- T-Systems International GmbH, Frankfurt/Main (from 6/2002 to 1/2003) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)
- T-Mobile Austria GmbH, Vienna (Austria), (from 9/2001 to 1/2003) Chairman of the Supervisory Board (from 4/2002 to 1/2003)
- T-Mobile Deutschland GmbH, Bonn (since 6/2002), Chairman of the Supervisory Board
- Ben Nederland Holding B.V., Amsterdam (Netherlands) (from 10/2001 to 1/2003), Chairman of the Supervisory Board
- T-Mobile (UK) Ltd., Borehamwood (UK) (since 9/2001)

Konrad F. Reiss
Member of the Deutsche Telekom Board of Management responsible for T-Systems since January 20, 2003.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- DETECON International GmbH, Bonn (since 2/2003), Chairman of the Supervisory Board

Prof. Dr. Helmut Sihler
Chairman of the Deutsche Telekom Board of Management from July 16, 2002 to November 14, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- Deutsche Telekom AG, Bonn (since 7/1996) (seat was suspended during the chairmanship of the Deutsche Telekom Board of Management)
- T-Mobile International AG, Bonn (from 8/2002 to 11/2002), Chairman of the Supervisory Board (since 9/2002)
- T-Mobile Austria GmbH, Vienna (Austria) (from 9/2000 to 9/2002)

Member of the supervisory boards of other companies or institutions:
- Dr. Ing. h.c. F. Porsche AG, Stuttgart (since 1/1993), Chairman of the Supervisory Board
- Novartis AG, Basle (Switzerland) (since 4/1996), Vice President of the Board of Directors

Dr. Ron Sommer
Chairman of the Deutsche Telekom Board of Management until July 16, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- T-Mobile International AG, Bonn (from 3/2000 to 8/2002), Chairman of the Supervisory Board
- T-Online International AG, Darmstadt (from 2/2000 to 9/2002), Chairman of the Supervisory Board

Member of the supervisory boards of other companies or institutions:
- Münchener Rückversicherungs-Gesellschaft AG, Munich (since 11/1998)

Gerd Tenzer
Member of the Deutsche Telekom Board of Management responsible for Production and Technology until November 28, 2002.

Member of the supervisory boards of the following subsidiaries, associated and related companies:
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (from 2/2002 to 5/2002)
- DFMG Deutsche Funkturm GmbH, Münster (from 1/2002 to 12/2002), Chairman of the Supervisory Board
- GMG Generalmietgesellschaft mbH, Münster (from 6/1996 to 4/2002)
- Kabel Deutschland GmbH, Bonn (from 4/1999 to 12/2002), Chairman of the Supervisory Board (from 10/2001 to 12/2002),
- MSG MediaServices GmbH, Munich (from 4/1999 to 4/2002), Chairman of the Supervisory Board
- Partner für Berlin Gesellschaft für Hauptstadtmarketing mbH, Berlin (from 1/1995 to 6/2002)
- T-Mobile International AG, Bonn (from 3/2000 to 12/2002)
- T-Systems International GmbH, Frankfurt/Main (from 1/2001 to 12/2002)
- T-Systems International GmbH, Frankfurt/Main (from 6/2002 to 12/2002) (until 12/2002 under the name of T-Systems ITS GmbH, Leinfelden-Echterdingen)
- T-Venture Holding GmbH, Bonn (from 7/2001 to 12/2002)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH (1. T-TVB), Bonn (from 7/2001 to 12/2002), Chairman of the Supervisory Board
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH (2. T-TVB), Bonn (from 7/2001 to 12/2002), Chairman of the Supervisory Board

Member of the supervisory boards of other companies or institutions:
- Bonn-Innova GmbH & Co. Venture-Beteiligungs KG (from 3/2002 to 11/2002), Chairman of the Supervisory Board
- SES Astra S.A., Betzdorf (Luxembourg) (from 12/2001 to 12/2002), Board of Directors (since 11/2001)
- SES Global S.A., Betzdorf (Luxembourg), Board of Directors
- VDE GmbH, Frankfurt/Main (since 8/2000)

Supervisory board seats of the members of Deutsche Telekom AG's Supervisory Board.

Dr. Klaus Zumwinkel
Member of the Supervisory Board since March 7, 2003
Chairman of the Supervisory Board of Deutsche Telekom AG since March 14, 2003
Chairman of the Board of Management of Deutsche Post AG

- Deutsche Lufthansa AG, Cologne (since 6/1998)
- Tchibo Holding AG, Hamburg (since 7/1997)
- Allianz Versicherungs-AG, Munich (since 1/2001)
- Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board (within Deutsche Post Group), (since 1/1999)

Supervisory board seats in companies abroad:
- C.V. International Post Corp. U.A., Belgium, Board of IPC,Deputy Chairman of the Supervisory Board (within Deutsche Post Group) (since 4/1990)
- DHL Worldwide Express B.V., Netherlands, Board of Directors (within Deutsche Post Group) (since 7/1998)
- Danzas Holding AG, Switzerland, Chairman of the Board of Directors (within Deutsche Post Group) (since 3/1999)

Dr. Hans-Dietrich Winkhaus
Member of the Supervisory Board since May 27, 1999
Chairman of the Supervisory Board of Deutsche Telekom AG from May 25, 2000 to March 14, 2003
Member of the Shareholders' Committee of Henkel KGaA, Düsseldorf

- ERGO-Versicherungsgruppe AG, Düsseldorf
- Degussa AG, Düsseldorf
- Deutsche Lufthansa AG, Cologne
- Schwarz Pharma AG, Monheim, Chairman of the Supervisory Board
- BMW AG, Munich

Rüdiger Schulze
Member of the Supervisory Board since March 29,1999
Deputy Chairman of the Supervisory Board of Deutsche Telekom AG
ver.di trade union, Head of Federal Department 9, Berlin

- T-Mobile Deutschland GmbH, Bonn, Deputy Chairman of the Supervisory Board

Gert Becker
Member of the Supervisory Board since January 1, 1995
Former Chairman of the Board of Management of Degussa AG, Düsseldorf

- ALCAN Deutschland GmbH, Eschborn (from 9/1996 to 12/2002)
- Bankhaus Metzler KGaA, Frankfurt/Main, Chairman of the Supervisory Board
- Bilfinger Berger AG, Mannheim, Chairman of the Supervisory Board

Monika Brandl
Member of the Supervisory Board since November 6, 2002
Member of the Central Works Council at Deutsche Telekom AG, Bonn

- no other seats -

Josef Falbisoner
Member of the Supervisory Board since October 2, 1997
ver.di trade union, Head of ver.di District of Bavaria

- PSD-Bank München, Augsburg office

Dr. Hubertus von Grünberg
Member of the Supervisory Board since May 25, 2000
Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

- Allianz-Versicherungs AG, Munich
- Continental AG, Hanover
- MAN AG, Munich
- SAI Automotive, Frankfurt/Main (since 8/2002)

Supervisory board seats in companies abroad:
- Schindler Holding AG, Hergiswil (Switzerland), Board of Directors

Lothar Holzwarth
Member of the Supervisory Board since November 6, 2002
Chairman of the Works Council of the Business Customer Branch Office, Southwestern District, Stuttgart

- PSD-Bank RheinNeckarSaar e.G., Chairman of the Supervisory Board

Dr. sc. techn. Dieter Hundt
Member of the Supervisory Board since January 1, 1995
Managing Shareholder of Allgaier Werke GmbH, Uhingen
President of the National Union of German Employer Associations, Berlin

- EvoBus GmbH, Stuttgart
- Stauferkreis Beteiligungs-AG, Göppingen, Chairman of the Supervisory Board
- Stuttgarter Hofbräu AG, Stuttgart
- Stuttgarter Hofbräu Immobilien Verwaltungs-AG, Stuttgart, Chairman of the Supervisory Board
- Landesbank Baden-Württemberg, Stuttgart, Board of Directors

Rainer Koch
Member of the Supervisory Board from April 12, 2000 to November 6, 2002
Chairman of the Central Works Council at DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster

- GMG Generalmietgesellschaft mbH, Münster (from 6/1996 to 4/2002)
- DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 4/2002)

Dr. h.c. André Leysen
Member of the Supervisory Board from January 1, 1995 to February 28, 2002
Honorary Chairman of the Board of Directors of Gevaert N.V., Mortsel/Antwerp

- Agfa-Gevaert AG, Leverkusen, Chairman of the Supervisory Board (from 1984 to 4/2002)
- Bayer AG, Leverkusen (from 1987 to 4/2002)
- E.On AG, Düsseldorf
- Schenker AG, Essen

Supervisory board seats in companies abroad:
- Agfa-Gevaert N.V. Mortsel/Antwerp, (from 1974 to 4/2002), Chairman of the Board of Directors (from 1979 to 4/2002)

Waltraud Litzenberger
Member of the Supervisory Board since June 1, 1999
Member of the Works Council at the Networks Branch Office in Eschborn

- PSD-Bank e.G., Koblenz

Michael Löffler
Member of the Supervisory Board since January 1, 1995
Member of the Works Council at Deutsche Telekom AG, Dresden Networks Branch Office

– no other seats –

Dr. Manfred Overhaus
Member of the Supervisory Board since November 28, 2002
State Secretary, Federal Ministry of Finance, Berlin

- Deutsche Bahn AG, Berlin (from 11/1998 to 12/2002)
- Deutsche Post AG, Bonn
- GEBB mbH, Cologne

Hans-W. Reich
Member of the Supervisory Board since May 27, 1999
Chairman of the Board of Managing Directors, Kreditanstalt für Wiederaufbau (KfW), Frankfurt/Main

- Aareal Bank AG, Wiesbaden (since 6/2002)
- ALSTOM GmbH, Frankfurt/Main
- HUK-COBURG Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg
- HUK-COBURG Holding GmbH, Coburg
- IKB Deutsche Industriebank AG, Düsseldorf
- RAG AG, Essen
- ThyssenKrupp Steel AG, Duisburg

Supervisory board seats in companies abroad:
- DePfa Bank plc., Dublin (since 3/2002)

Rainer Röll
Member of the Supervisory Board from November 6, 1998 to November 6, 2002
Vice Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

– no other seats –

Wolfgang Schmitt
Member of the Supervisory Board since October 2, 1997
Head of the Business Customer Branch Office, Southwestern District, Deutsche Telekom AG, Stuttgart

- PSD-Bank RheinNeckarSaar e.G.

Prof. Dr. Helmut Sihler
Member of the Supervisory Board since July 1, 1996
Chairman of the Supervisory Board of Deutsche Telekom AG from July 1, 1996 to May 25, 2000
The seat on the Supervisory Board was suspended during the chairmanship of the Board of Management of Deutsche Telekom AG from July 17 to November 14, 2002.
Vice President of the Board of Directors of Novartis AG, Basle (Switzerland)

- T-Mobile International AG, Bonn (from 8/2002 to 11/2002), Chairman of the Supervisory Board (since 9/2002)
- Dr. Ing. h.c. F. Porsche AG, Stuttgart, Chairman of the Supervisory Board

Supervisory board seats in companies abroad:
- T-Mobile Austria GmbH, Vienna (from 9/2000 to 9/2002)
- Novartis AG, Basle (Switzerland), Vice President of the Board of Directors

Michael Sommer
Member of the Supervisory Board since April 15, 2000
Chairman of the German Trade Union Federation, Berlin

- Postbank, Bonn, Deputy Chairman of the Supervisory Board
- BHW Bausparkasse, Hameln
- T-Systems International GmbH, Frankfurt/Main, Deputy Chairman of the Supervisory Board

Ursula Steinke
Member of the Supervisory Board since January 1, 1995
Chairwoman of the Works Council at DeTeCSM's Northern District Service and Computer Center in Kiel

– no other seats –

Prof. Dr. h.c. Dieter Stolte
Member of the Supervisory Board since January 1, 1995
Publisher of the "Welt" and "Berliner Morgenpost" newspapers

- Bavaria Film- und Fernsehstudios GmbH, Munich/Geiselgasteig, Chairman of the Supervisory Board (from 1997 to 6/2002)
- Out of home Media AG, Cologne (since 10/2002)
- Sportrechte- und Marketing-Agentur GmbH, Munich, Chairman of the Supervisory Board (from 1998 to 6/2002)
- ZDF Enterprises GmbH, Mainz, Chairman of the Supervisory Board

Bernhard Walter
Member of the Supervisory Board since May 27, 1999
Dresdner Bank AG, Frankfurt/Main

- Bilfinger Berger AG, Mannheim
- DaimlerChrysler AG, Stuttgart
- Henkel KGaA, Düsseldorf
- mg technologies ag, Frankfurt/Main
- Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen
- ThyssenKrupp AG, Düsseldorf
- Wintershall AG, Kassel

Supervisory board seats in companies abroad:
- Joint-stock company "Sibirsko-Uralskaya Neftegazohimicheskaya Companiya" (AK "Sibur"), Moskow (since 4/2002)

Wilhelm Wegner
Member of the Supervisory Board since July 1, 1996
Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

- VPV Allgemeine Versicherungs AG, Cologne
- VPV Holding AG, Stuttgart (since 1/2002)
- Vereinigte Postversicherung VVaG, Stuttgart
- PSD-Bank Düsseldorf e.G., Düsseldorf

Prof. Dr. Heribert Zitzelsberger
Member of the Supervisory Board from May 27, 1999 to November 27, 2002
State Secretary, Federal Ministry of Finance, Berlin

– no other seats –

Index.

Glossary.

ADS
Short for American Depositary Share (sometimes also American Depositary Receipt = ADR). A bearer certificate being traded on a US stock exchange (such as the New York Stock Exchange for example) in representation of a number of foreign shares.

The buyer of ADSs acquires the same rights and obligations that apply to the holder of ordinary shares in terms of claim on pro rata share in annual profits, right to be given information, voting rights and participation in the annual general meeting.

One ADS of Deutsche Telekom commercially equals one Deutsche Telekom no par value share. The ratio of shares to ADS is 1:1.

ADSL - Asymmetrical Digital Subscriber Line
Technology for high-speed transmission in the local loop – at speeds of 16 kbit/s to 640 kbit/s (upstream) and up to 8 Mbit/s (downstream) – via a standard copper twin wire over a distance of approximately three kilometers.

ASP
Short for Application Service Provider (or Provision). This refers to the principle of software being leased via the Internet.

ATM - Asynchronous Transfer Mode
Internationally standardized technology for broadband data transmission that provides flexible transmission rates of up to 622 Mbit/s. Deutsche Telekom's ATM services are offered under the brand name "T-Net-ATM".

Backbone
The main part within a supra-regional or global network architecture that connects local subnetworks; backbones are normally very high-speed links (in the Mbit/s and Gbit/s ranges).

Broadband gateway
Broadband network access.

Call-by-call selection of a telephone company
Dialing procedure that enables a telephone customer to use the carrier (long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center
A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Carriers' carrier
A network operator who provides network services to other telecommunications companies.

Desktop services
Our Global Desktop Services product features a variety of support services including outsourcing of whole IT networks. Deutsche Telekom offers an integrated IT service portfolio for corporate customers, providing everything from the server infrastructure and PC workstations through to application management and call center services for user support. As a competent service provider, Deutsche Telekom assumes end-to-end responsibility for all the corporate customer's desktop computers.

Downstream
Communication of data from the Internet server to the user's PC.

DRSC
Short for Deutsches Rechnungslegungs Standards Committee e. V. (German Accounting Standards Committee). National body that develops recommendations for corporate accounting standards and their practical application.

e-commerce
Electronic commerce.

Earnings per share
This key figure shows the Group's net income or loss after taxes per share. It is computed by dividing the amount of net income or loss as reported in the consolidated statement of income by the weighted average of outstanding shares.

EITO
Short for European Information Technology Observatory. The establishment of this institution, which is unique in Europe, is the result of a widely-based initiative for gathering comprehensive information and data about the overall European IT and telecom market. The Observatory also provides specific services for companies from this sector and for users and public organizations.

Goodwill
Goodwill is the excess amount that results if the purchase consideration of an acquisition is higher than the pro-rata shareholders' equity of the acquisition in the balance sheet. Goodwill is as a rule recorded as an asset in Deutsche Telekom's consolidated financial statements and amortized over its estimated useful life (between 3 and 20 years) with a net impact on results.

GPRS - General Packet Radio Service
A technology allowing higher data transmission rates in GSM networks.

GSM - Global System for Mobile Communications
A pan-European mobile communications standard for the 900-MHz frequency range.

Hosting
Provision of storage capacity via the Internet.

Interconnection
Term used for the linking of networks of different providers, as regulated by the German Telecommunications Act.

Internet/intranet
The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

IP - Internet Protocol
Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

ISDN - Integrated Services Digital Network
Integrates telecommunications services such as telephony, fax or data communications within one network. Digitization improves transmission quality and increases the transmission rate compared to traditional, analog transmission systems. Furthermore, ISDN also provides packet-switched data transmission.

LAN - Local Area Network
Local network that covers a short-distance region; LANs usually have decentralized network management.

Multimedia
Term used for real-time integration of text with still images and graphics, video and sound.

Portal site
Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Preselection
Preselection of a telephone company. Procedure in which the customer selects a certain provider - known as the long-distance carrier - for all of his or her long-distance and international calls.

Rebalancing
The aim of strategic rebalancing is to increase fixed monthly income either by offering customers enhanced subscriber lines (T-DSL/T-ISDN instead of T-Net, i.e. "soft rebalancing") or by increasing line-related prices (monthly charges, one-time charges, i.e. "hard rebalancing"). This is offset by a reduction in variable revenue from calls.

Roaming
A feature of cellular mobile communications networks. Activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks of different network operators, as is the case with international roaming in the pan-European GSM system.

SDH network
The SDH (Synchronous Digital Hierarchy) network consists of interconnected digital nodes. The system features a basic transmission rate of 155 Mbit/s and uses so-called synchronous transport modules (STM). The SDH technology offers a variety of functions for network management and the maintenance of quality parameters.

Statement of cash flows
The cash flow statement forms the liquidity-related part of business accounting. It records cash flows during the financial year in terms of value by comparing inflows and outflows within the period under review, thus showing the change in cash and cash equivalents at year-end.

T-D1
Deutsche Telekom's GSM standard mobile communications service.

T-DSL
Deutsche Telekom's ADSL service.

T-InterConnect
High-performance network platform (155 Mbit/s) for Deutsche Telekom's Internet communication applications.

T-InterConnect dsl
Professional, asymmetrical dedicated line to Deutsche Telekom's Internet backbone. This line allows Internet data to be received at rates of up to 6 Mbit/s and sent at a max. rate of 576 kbit/s.

T-ISDN
Deutsche Telekom's ISDN network.

T-ISDN dsl
Service combining Deutsche Telekom's T-ISDN line and T-DSL.

T-LAN
Deutsche Telekom's LAN (Local Area Network) service.

T-Net
Deutsche Telekom's digitized telephone network.

Treasury
The treasury unit operates at the financial markets and is responsible for the management of cash assets and investments in securities, for leasing arrangements and the refinancing of the Deutsche Telekom Group through a variety of financial arrangements, including, among others, bank loans and other credits, as well as the raising of credits in the capital markets, the handling of payments and clearing transactions and money market and foreign exchange dealings.

UMTS - Universal Mobile Telecommunications System
International third-generation mobile communications standard that integrates mobile multimedia and telematics services in the 2-GHz range.

VOIP - Voice Over Internet Protocol
Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to Phone, Phone to Phone.

VPN - Virtual Private Network
Customized network that is mapped virtually in Deutsche Telekom's network.

WAP - Wireless Application Protocol
Enables content to be made visible on the mobile phone display.

Wireless LAN
A local wireless network for highly flexible data communication in the in-house area or on campus. Can serve as an extension or alternative to a wired LAN. Wireless LAN data links offer users the greatest degree of flexibility for call set-up and a high level of mobility.



From start to finish!
We can do it.

Contacts.

Deutsche Telekom AG
Group Communications
Postfach 20 00, D-53105 Bonn, Germany
Phone +49 228 181-49 49
Fax +49 228 181-9 40 04

Internet: www.telekom.de

Investor Relations:
Phone +49 228 181-8 88 80
Fax +49 228 181-8 80 09
E-Mail: Investor.Relations@telekom.de

New York Office
Phone +1-212-424-29 59
Fax +1-212-424-29 33
E-Mail: investor.relations@usa.telekom.de

Additional copies of this report are available at:
Phone +49 921 18-10 22
Fax +49 921 18-10 29

Translation:
Deutsche Telekom AG,
Foreign Language Service et al.

Production:
Citigate SEA GmbH & Co. KG, Düsseldorf

Reproduction:
O/R/T Medien Verbund, Krefeld

Printing:
Heining & Müller GmbH, Mülheim a.d. Ruhr
Printed with mineral-oil-free color on chlorine-free paper.

Photographs:
grundflum, Thomas Ollendorf

Design:
Interbrand Zintzmeyer & Lux

The German version of this Annual Report is legally binding.

KNr. 642 100 081

Financial calendar.

2003/2004 financial calendar	
Annual press conference, conference call	March 10, 2003
Release of the 2002 annual report	April 15, 2003
Group report Jan. 1 to March 31, 2003	May 15, 2003*
2003 shareholders' meeting (Cologne)	May 20, 2003
2003 Group half-year report	August 14, 2003*
Group report Jan. 1 to Sep. 30, 2003	November 13, 2003*
Annual press conference, conference call	March 10, 2004
Release of the 2003 annual report	March 30, 2004
Group report Jan. 1 to March 31, 2004	May 13, 2004
2004 shareholders' meeting	May 18, 2004

* planned date

This Annual Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should " and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom's debt reduction program, including its degree of success in achieving desired levels of free cash flow from operations and proceeds from disposals; the development of Deutsche Telekom's cost reduction initiatives, including the area of personnel reduction and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in Deutsche Telekom's most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Key statistical data for the Deutsche Telekom Group.

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Total number of fixed-network lines including ISDN channels*											
Germany and abroad (millions)[a]	**57.5**	**56.9**	**54.8**	**50.5**	**49.0**	**47.5**	**46.2**	**43.7**	**39.9**	**37.5**	**35.6**
of which: Germany	51.3	50.7	49.4	47.8	46.5	45.2	44.2	42.0	39.9	37.5	35.6
of which: standard analog lines	28.9	30.3	32.1	34.5	36.4	37.8	39.0	39.2	38.2	36.7	35.2
of which: ISDN channels[b]	22.4	20.4	17.3	13.3	10.1	7.3	5.2	2.7	1.7	0.8	0.4
Number of subscribers to AktivPlus calling plan (in operation)	10.7	8.4	4.3	0.8	-	-	-	-	-	-	-
T-DSL subscriptions (marketed)	3.1	2.2	0.6	2.9 thsd.	-	-	-	-	-	-	-
of which: abroad[c]	6.1	6.2	5.4	2.7	2.5	2.3	2.0	1.7	-	-	-
of which: MATÁV	2.9	2.9	2.9	2.7	2.5	2.3	2.0	1.7	-	-	-
of which: Slovenské Telekomunikácie	1.5	1.6	1.6	-	-	-	-	-	-	-	-
of which: HT-Hrvatske telekomunikacije[d]	1.8	1.7	0.7	-	-	-	-	-	-	-	-
Mobile subscribers (millions)*											
Total number of subscribers[e]	**81.7**	**66.9**	**42.1**	**20.3**	**5.8**	**3.8**	**2.7**	**2.1**	**1.6**	**1.3**	**0.8**
Subcribers of fully consolidated subsidaries	58.6	48.9	31.2	15.8	5.8	3.8	2.7	2.1	1.6	1.3	0.8
of which: T-Mobile Deutschland[f]	24.6	23.1	19.1	9.2	5.8	3.8	2.7	2.1	1.6	1.3	0.8
of which: T-Mobile UK[g]	12.4	10.4	8.3	4.2	-	-	-	-	-	-	-
of which: T-Mobile USA[d]	9.9	7.0	-	-	-	-	-	-	-	-	-
of which: T-Mobile Austria	2.0	2.1	2.1	1.5	-	-	-	-	-	-	-
of which: Westel (via MATÁV)	3.4	2.5	1.7	0.9	-	-	-	-	-	-	-
of which: RadioMobil[d]	3.5	2.9	-	-	-	-	-	-	-	-	-
of which: HT-Hrvatske telekomunikacije[d]	1.2	0.9	-	-	-	-	-	-	-	-	-
of which: Ben[d]	1.4	-	-	-	-	-	-	-	-	-	-
Subscribers (pro rata)[h]	**61.7**	**51.2**	**34.8**	**16.9**	-	-	-	-	-	-	-
T-Online subscribers (millions)*											
Total number of subscribers	**12.2**	**10.7**	**7.9**	**4.2**	**2.7**	**1.9**	**1.4**	**1.0**	**0.7**	**0.5**	**0.3**
of which: T-Online International AG (Germany)	10.0	8.8	6.5	4.2	2.7	1.9	1.4	1.0	0.7	0.5	0.3
of which: T-Online France (Club-Internet)	1.0	0.8	0.6	-	-	-	-	-	-	-	-
of which: Ya.com	1.0	0.9	0.7	-	-	-	-	-	-	-	-
of which: others	0.2	0.2	0.1	-	-	-	-	-	-	-	-
Key figures for T-Systems (services)											
Systems integration (millions of billed hours)	11.6	11.4	-	-	-	-	-	-	-	-	-
Number of workstations managed and serviced	1,204,292	970,000	-	-	-	-	-	-	-	-	-
Overall processor performance (MIPS)[i]	92,968	79,122	59,992	37,110	29,787	26,143	16,703	12,172	7,596	3,601	3,424
Number of servers managed and serviced	27,409	23,852	-	-	-	-	-	-	-	-	-
Network (Germany)											
Copper cable (thousands of km)	1,460.8	1,481.1	1,449.8	1,450.2	1,452.3	1,455.7	1,446.1	1,410.8	1,399.9	1,367.6	1,204.1
Fibre optic cable (thousands of km)	176.2	172.9	167.7	162.5	157.4	150.6	137.6	124.6	114.7	102.3	67.2

[a] Standard lines (analog) including public telephones and ISDN channels in operation.
[b] Two ISDN channels are available per basic access line, and 30 per primary-rate access line.
[c] Until financial year 2000, this item still included the subsidiaries MultiLink, PRAGONET and SIRIS, which were however assigned to T-Systems with effect from 2001 in line with the reorganization of the Deutsche Telekom Group based on strategic divisions.
[d] These companies were fully consolidated as follows: HT-Hrvatske telekomunikacije, RadioMobil, T-Mobile USA in financial year 2001; Ben in 2002.
[e] Total number of subscribers of the fully consolidated mobile communications subsidiaries and total number of subscribers of minority shareholdings.
[f] Combined number of T-C-Tel subscribers and subscribers to the D1 network. Service in the C network was discontinued in 2000.
[g] Including Virgin Mobile.
[h] Proportionate number of subscribers in all mobile communications subsidiaries according to the percentage of shares held in each subsidiary. The 25 percent share in PT Satelindo was sold during the 2nd quarter of 2002. Historical figures have not been adjusted.
[i] Million instructions per second.
* Figures rounded to the nearest million. The total was calculated on the basis of precise amounts.

Deutsche Telekom worldwide.



■ Bonn (Deutsche Telekom Group Headquarters)

Selected subsidiaries and associated companies

Europe

Austria	- T-Mobile Austria - T-Online.at - T-Systems
Belgium	- T-Systems
Croatia	- Hrvatske telekomunikacije
Czech Republic	- RadioMobil/T-Mobile - Pragonet - T-Systems
Denmark	- T-Systems
France	- T-Online France - T-Systems
Hungary	- MATÁV - Westel - T-Systems
Italy	- T-Systems
Netherlands	- T-Mobile Netherlands - T-Systems
Poland	- PTC - T-Systems
Portugal	- Terravista
Russia	- MTS - T-Systems
Slovakia	- Slovenské Telekomunikácie
Spain	- Ya.com - T-Systems
Sweden	- T-Systems
Switzerland	- T-Online.ch - T-Systems
Turkey	- T-Systems
UK	- T-Mobile UK - T-Systems

America

USA	- T-Mobile USA - T-Systems - T-Venture of America

Canada - T-Systems

South America

Brazil	- T-Systems

Asia

Hong Kong	- T-Systems
Japan	- T-Systems
Malaysia	- TRI/Celcom
Philippines	- Globe Telecom - T-Systems
Singapore	- T-Systems

Middle East

Israel	- Barak I.T.C. - VocalTec

Africa

South Africa	- T-Systems

Australia - T-Systems



as of March/April 2003



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: April 16, 2003

By: 
Name: Rolf Ewenz-Sandten
Title: Vice President